As filed with the Securities and Exchange Commission on December 22, 2020

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________

AGRIFY CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	8742	30-0943453
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803
(617) 896-5243

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________

Raymond Chang, Chief Executive Officer
Agrify Corporation
101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803
(617) 896-5243
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________

Copies to:

Mitchell S. Nussbaum, Esq. David J. Levine, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Tel: (212) 407-4000 Fax: (212) 937-3943	Barry I. Grossman, Esq. Lawrence A. Rosenbloom, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Tel: (212) 370-1300 Fax: (212) 370-7889

_________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if smaller reporting company)	Emerging growth company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, $0.001 par value	$25,000,000	$2,727.50
Representative’s warrants to purchase common stock(4)
Common stock underlying Representative’s warrants(5)
Total	$25,000,000	$2,727.50

____________

(1)      Includes common stock that may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.

(2)      Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)      Paid herewith. Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(4)      In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s shares of common stock underlying the representative’s warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(5)      As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The warrants issued to the representative of the underwriters are exercisable at a per share exercise price equal to 110% of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the representative’s warrant is $[_________] (which is equal to 5% of $[_________]).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED DECEMBER 22, 2020

______________ Shares

Common Stock

This is the initial public offering of Agrify Corporation. No public market currently exists for our common stock. We are offering          shares of our common stock and anticipate the initial public offering price will be between $         and $         per share.

We have applied to have our shares of common stock approved for listing on the NASDAQ Capital Market (or NASDAQ) under the symbol “AGFY.” We will not proceed with this offering in the event our common stock is not approved for listing on NASDAQ.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced reporting requirements after this offering. See “Prospectus Summary — Emerging Growth Company Status.”

Investing in our securities is speculative and involves a high degree of risk. You should carefully consider the risk factors beginning on page 17 of this prospectus before purchasing shares of our common stock.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us
Per Share	$	$	$
Total	$	$	$

____________

(1)      In addition to the underwriting discount of 8.0% of the public offering price (which does not take into account an underwriting discount of 3.5% of the public offering price as applied to shares sold to certain investors), we have agreed to issue warrants to purchase shares of common stock to the underwriters and reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for additional information regarding total underwriting compensation, including information on underwriting discounts.

We have granted the representative of the underwriters the right to purchase an additional _______ shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on         , 2021.

Joint Book-Running Managers

Maxim Group LLC	Roth Capital Partners

The date of this prospectus is         , 2021

You should rely only on the information contained in this prospectus and in any free writing prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the information under “Risk Factors,” “Business” and our financial statements and the related notes included elsewhere in this prospectus before investing in our common stock.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “Agrify, “Company,” “we,” “us,” “our,” or similar references mean Agrify Corporation and its subsidiaries on a consolidated basis.

On [•], 2021, we implemented one-for-[•] reverse stock split of our outstanding common stock. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein reflect the reverse stock split.

Corporate Structure

We were incorporated on June 6, 2016 in the State of Nevada as Agrinamics, Inc. and subsequently changed our name to Agrify Corporation on September 16, 2019. The following diagram represents our corporate structure and the entities that we consolidate:

ASC 810-10-25-38, “Consolidation of Variable Interest Entities” requires a variable interest entity (“VIE”) to be consolidated by a company if that company absorbs a majority of the VIE’s expected losses and/or receives a majority of the entity’s expected residual returns as a result of holding variable interests. Agrify Valiant LLC and Agrify Brands, LLC are VIEs as defined by ASC 810-10-25-38. While we own 60% of Agrify Valiant LLC’s equity interests and 75% of Agrify Brands, LLC’s equity interests, the remaining equity interests in Agrify Valiant LLC and Agrify Brands, LLC are owned by unrelated third parties, and the agreement with these third parties provides us with greater voting rights. Accordingly, we consolidate the financial statements of Agrify Valiant LLC and Agrify Brands, LLC under the VIE rules and reflects the third parties’ interests in the consolidated financial statements as a non-controlling interest. Agrify Valiant LLC was formed to expand our product offering to include various facility build-out, design, engineering and consulting services. We received Agrify Brands, LLC as part of the acquisition of TriGrow Systems, Inc. TriGrow Brands, LLC is a licensor of an established portfolio of consumer brands that utilize our grow technology. In addition, we hold 50% of the right to Teejan Podponics International LLC (“TPI”) since December 2018. TPI is treated as an equity investment as we cannot exercise significant influence.

Our principal address is 101 Middlesex Turnpike, Suite 6, PMB 326, Burlington, MA 01803. Our telephone number is (617) 896-5243. We maintain a website at www.agrify.com. The information contained on our website is not, and should not be interpreted to be, a part of this prospectus.

Overview

We are a developer of highly advanced and proprietary precision hardware and software grow solutions for the indoor agriculture marketplace. We believe we are the only company with an automated and fully integrated grow solution in the indoor agriculture industry. We also believe our Agrify “Precision Elevated™” cultivation solution is vastly differentiated from anything else on the market in that it combines our seamlessly integrated hardware and software offerings with a wide range of associated services such as consulting, engineering, and construction to form what we believe is the most complete solution available from a single provider. The totality of our product mix and service capabilities form an integrated ecosystem in what has historically been an extremely fragmented market for the various components needed for indoor agriculture. As a result, we believe we are well situated to create a dominant market position in the indoor agriculture sector.

Despite the fact that the indoor agriculture space is rapidly growing, our grower customers face some significant obstacles to their operations (such as lack of standard operating procedures, poor ventilation and air circulation, disease and pest mitigation and unutilized vertical space) that pose a serious threat to their long-term profitability. We believe that our turnkey, fully integrated Agrify “Precision Elevated™” cultivation solution is the key to resolving many of the challenges our customers encounter. With years of indoor agriculture industry experience and extensive domain expertise, our team is able to work closely with cultivators across various commercial segments including fruits, vegetables, hemp and cannabis. While we do not cultivate, come in contact with, distribute or dispense cannabis or any cannabis derivatives that are currently prohibited under United States federal law, our cultivation solutions can be used within indoor grow facilities by cannabis cultivators.

Not only do we provide our valued customers with the tangible benefit of working with a single provider in what has historically been a decentralized market full of piecemeal solutions that were not necessarily designed and engineered to work harmoniously with one another, we have also elevated the entire indoor growing experience. Through our cutting-edge grow solutions, we believe we give our customers the tools they need to operate their facilities with more precision, consistency and increased yields while helping them achieve higher returns on investments in equipment such as ours. Our goal is always to enable our customers to consistently produce the highest quality products at the lowest cost possible.

We have generated significant momentum in the U.S. market with our proprietary Agrify “Precision Elevated™” cultivation solution, which is the result of extensive research and development, and we expect to have significant expansion opportunities over time both domestically and globally. We have set ourselves apart by bringing to market a technologically savvy, bundled solution of equipment, software and services that is turnkey, end-to-end, fully integrated and optimized for precision growing. As we continue to accelerate our growth, we have started taking pre-orders for the newest version of our flagship hardware product, version 3.5 of the Agrify Vertical Farming Unit (AVFU), as well as our proprietary Software as a Service (“SaaS”) product Agrify Insights™. SaaS (also known as subscribeware or rentware) is a software licensing and delivery model wherein software is licensed on a subscription basis and is centrally hosted.

Our core business model includes substantial equipment sales for the AVFUs as well as recurring SaaS revenues for Agrify Insights™, as our software is licensed by customers through a subscription that allows us to charge monthly fees for its continued use. Additionally, we are able to drive even more revenue and new business through our service offerings and complementary products.

All of our AVFU-related revenue has come from sales of the first three generations of our AVFU, which has substantially similar functionality as the AVFU version 3.5. We have also been selling LED lights, a small amount of environmental threat mitigation products from Bluezone Products, Inc. and Enozo Technologies, Inc. and other grow and ancillary equipment.

We started 2020 with a backlog of $4 million and during the first six months of 2020 we received additional bookings of $32.9 million in the form of purchase orders or purchase commitments. We recognized revenue of $7.7 million during the first nine months of 2020, and expect to recognize revenue of approximately 75% from the remaining backlog of $29.2 million by June 2021 and the rest gradually thereafter. As of October 28, 2020, we have $121 million of carefully vetted potential sales opportunities (which we refer to as our qualified pipeline). Of this, $53 million of qualified pipeline was generated through our company directly and $68 million through our Agrify-Valiant Joint-Venture. We are presently working to convert this pipeline into confirmed bookings over the next 12 months.

We target large scale high-value enterprise sales versus high-volume sales, and we believe that we will be able to significantly scale our business in the coming years without needing to significantly increase our headcount. Additionally, three of our last four purchase orders or purchase commitments (all of which were secured during 2020) have been for between $7.2 million and $11.1 million, and we expect that our average contract size will increase over time as well as we begin to partner with larger facilities that require more equipment and services. We have also recently unveiled new capabilities and partnerships around facility design, engineering, construction, and equipment financing. Ultimately, we are confident that our ability to support our customers with a full range of indoor grow solutions and services should position us to be the provider of choice in the market.

We also believe that the development of stronger business, operational and compliance practices across indoor agriculture in general is inevitable as the sector continues to evolve and mature, making our integrated, turnkey solution even more attractive to customers. We have witnessed first-hand that indoor agriculture facilities are becoming more sophisticated business enterprises that seek innovative technologies like ours, as well as well-honed business and operational processes, to produce, at scale, high-quality products with consistency that meet the growing demand and needs of end users. Through our Agrify “Precision Elevated™” cultivation solution, our customers gain the ability and huge advantage to create consistent high-quality products with repeatability across all of their operations, wherever located, similar to any other consumer product company such as branded food or drink product companies.

Our Product: the Agrify “Precision Elevated™” Cultivation Solution

Given the significant shortcomings associated with traditional indoor grow methods across all commercial agriculture segments, it was apparent that a new paradigm in indoor cultivation was desperately needed, which is precisely why we are bringing a more modern, manufacturing style approach that is process driven through technology and measured via data and analytics. Overall, our holistic approach to addressing our customers’ cultivation needs treats their production facilities as an end-to-end ecosystem whose success depends on all of its components working together optimally.

In looking at our product mix, our core offering and the focus of our sales efforts involves bundling our AVFUs with our Agrify Insights™ software. Our integrated hardware and software solution was specifically designed to form a unified system. It is through this synergistic framework that we are able to offer customers the benefits of increased automation, control, precision, and transparency, which are all things they value.

Beyond our core bundled and integrated offering, we have several other products we are actively marketing, such as Agrify Integrated Grow Racks, environmental threat mitigation solutions from Bluezone and Enozo, as well as LED lights specifically designed for horticulture applications. Additionally, we offer various facility build-out, design, engineering and consulting services through our joint venture with Valiant-America, and we have an equipment financing vehicle that assists customers with the buying process. All of these ancillary products and services can be utilized on their own, offering valuable touchpoints to potentially seed relationships and convert them into more lucrative land-and-expand engagements in the future, or they can serve as complements to our core offering to form a novel, fully integrated approach for indoor cultivation.

Our core offerings, which are described in more detail below, are compelling on their own. However, we believe what really sets us apart is our ability to bring to the market a tech-forward, bundled solution of equipment, software and services that is turnkey, end-to-end, fully integrated and optimized for precision growing.

The Agrify Vertical Farming Unit

We believe that our AVFU is the only product on the market that offers a modular, compartmentalized micro-climate growing system for indoor vertical farming. These 8.5 ft. long x 4 ft. wide x 9.3 ft. tall units each have two tiers of growing space. They are designed to line up horizontally in rows, and they can be stacked vertically up to 3 units tall allowing a total of 6 layers of canopy, effectively taking advantage of previously unused indoor vertical space. The AVFU is a premium indoor grow solution with an MSRP starting at $20,000, and our most recent AVFU deals have been for between 60 and 535 units as our new customers become satisfied that our grow solutions will be an instrumental part of their operations moving forward. We are targeting large scale projects that range in size from $1 million to over $10 million in AVFU hardware sales before any additional revenue from our Agrify Insights™ software and ancillary products and services are realized.

Agrify Insights™

A key component of our cultivation solution is our proprietary software, Agrify Insights™, which has been developed in-house. This cloud-based software interfaces with a microservices middleware and relational database that integrates with our hardware and provides our managers, facility owners, facility managers, and growers real-time control and monitoring of facilities, growing conditions, and insights into both production and profit optimization. The combination of precise environmental control and automation with data collection and actionable insights empowers our customers to be more efficient, more productive, and more intelligent about how they run their businesses. We believe that the robust data analytics capabilities from our Agrify Insights™ platform coupled with our AVFU system is enabling our customers to transform their businesses and quality of the product they are cultivating.

Our business model includes charging customers a monthly recurring SaaS subscription fee per deployed AVFU for access to Agrify Insights™, which ranges from $75 to $200 per AVFU per month depending on the level of functionality and support purchased. This provides us with a predictable recurring revenue stream that has high expected customer retention due to the fact that our Agrify Insights™ software is required to operate our AVFUs, and our customers are deeply committed to using our AVFUs. We believe that most customers will opt for our more robust levels of functionality and support. Consequently, we expect our annual SaaS revenue will be between 8% to 10% of total AVFU order value. While Agrify Insights™ is currently only available to customers who intend to use it in tandem with the AVFUs, we have been receiving considerable interest in our software as a standalone product, and we may revisit the possibility of offering it independently in the future.

Economic Implications of Our Agrify Vertical Farming Unit Cultivation Solution

To further illustrate the benefit of going with the AVFU infrastructure versus a more traditional indoor cultivation setup with conventional LED lights or conventional high pressure sodium (HPS) lights, we have conducted a comparative analysis internally on an actual 45,082 square foot facility.

The first image below is a concept drawing we did showing 752 double stacked AVFUs in this facility. The second image is a concept drawing showing a traditional grow room setup in the exact same facility. The AVFU framework in this particular facility leads to approximately 3x more canopy square footage, which then translates into approximately 4x more estimated annual yield and significantly enhanced revenue opportunities.

BREAKROOM
20' x 22'
440 SQFT
OFFICE
27'11" x 20"
558 SQFT
PACKAGING
45'3" x 27'11"
1,263 SQFT
DRY TRIM
25'2" x 27'11"
702 SQFT
GREEN
WASTE
27'11" x 18'1"
400 SQFT
DRY
ROOM 1
27'4" x 45'
1,230 SQFT
DRY
ROOM 2
27'4" x 45'
1,230 SQFT
DRY
ROOM 3
27'4" x 45'
1,230 SQFT
DRY
ROOM 4
27'4" x 45'
1,230 SQFT
IT
INTAKE/
QUARANTINE
20' x 30'
600 SQFT
VAULT
37'10" x 14"
530 SQFT
37' 10" x 51'1"
1,930 SQFT
25' x 25'7"
640 SQFT
STORAGE
3,770 SQFT
FERTIGATION
37'10" x 42'5"
1,605 SQFT
POTTING
25' x 20'9"
518 SQFT
WET TRIM
30'6" x 29'9"
907 SQFT
WASH BAY
30'6" x 12'2"
335 SQFT
DRY
ROOM 5
28'9" x 42'
1,207 SQFT
DRY
ROOM 6
28'9" x 42'
1,207 SQFT
DRY
ROOM 7
28'9" x 42'
1,207 SQFT

Facility with AVFU Setup

OFFICE
22' x 27'11"
614 SQFT
PACKAGING
45'3" x 27'11"
1,263 SQFT
DRY TRIM
25'2" x 27'11"
703 SQFT
GREEN WASTE
18'1" x 27'11"
450 SQFT
DRY ROOM 1
27'4" x 27'11"
765 SQFT
DRY ROOM 2
27'4" x 27'11"
765 SQFT
DRY ROOM 3
27'4" x 27'11"
765 SQFT
DRY ROOM 4
27'4" x 27'11"
765 SQFT
IT
Women Bathroom
302 sq ft
Men Bathroom
302 sq ft
Gowning
62.5 sq ft
BREAKROOM
20' x 22'
440 SQFT
INTAKE/ QUARANTINE
20' x 30'
600 SQFT
VAULT
37'10" x 14'
530 SQFT
MOTHERS
37'9" x 78'7"
2,965 SQFT
CLONES
25' x 53'
1,325 SQFT
WET TRIM
30'6" x 27'11"
850 SQFT
DRY ROOM 5
28'9" x 27'11"
800 SQFT
DRY ROOM 6
28'9" x 27'11"
800 SQFT
DRY ROOM 7
28'9" x 27'11"
800 SQFT
WASH BAY
11'10" x 35'6"
420 SQFT
STORAGE
3,770 SQFT
FERTIGATION
37'10" x 42'5"
1,605 SQFT
POTTING
24'10" x 39'6"
979 SQFT
BENCH

Facility with Traditional Grow Room

Set forth below are the illustrative costs and revenue potential for cultivators of three different approaches in what we believe to be our conservative and defensible model*:

AGRIFY	Conventional LED System	Conventional HPS System
Build-Out Cost			
Estimated Facility Infrastructure & Equipment	$12,622,960	$12,397,550	$6,762,300
	($280 per sq. ft. x 45,082 sq. ft.)	*($275 per sq. ft. x 45,082 sq. ft.)*	*($150 per sq. ft. x 45,082 sq. ft.)*
Cultivation Equipment	$15,040,000	$4,050,000	$2,025,000
Estimated Total Build-Out Cost	$27,662,960	$16,447,550	$8,787,300
Economic Analysis			
Total Canopy Sq. Ft.	48,128	16,200	16,200
	(752 VFUs)	*(242 Benches)*	*(242 Benches)*
Estimated Annual Yield / Sq. Ft. (lbs.)	0.609	0.463	0.420
Estimated Total Annual Yield	29,324	7,494	6,804
Estimated Price per lb. (avg. assumption)	$3,000	$3,000	$3,000
Estimated Annual Revenue	$87,973,171	$22,482,360	$20,412,000
Estimated Annual OpEx	$9,589,076	$3,522,236	$4,422,600
	($327/lb.)	*($470/lb.)*	*($650/lb.)*
Annual Estimated EBITDA	$78,384,096	$18,960,124	$15,989,400
NPV (10 years, 15% discount rate)	$365,728,679	$78,708,923	$71,459,799
Payback Period	4 months	10 months	7 months

____________

*        See “Certain Non-GAAP Financial Measurements and Reconciliation to GAAP” on page 15.

While the upfront cost is more for the facility that is outfitted in AVFUs, that is quickly offset by the fact that an AVFU outfitted facility has the capacity to generate about 4x the amount of estimated annual revenue and over 4x the annual estimated EBITDA. In looking at the numerical values in the model, it becomes even more compelling when comparing the AVFU facility to a facility with a traditional grow room. Assuming an initial investment of approximately $27.7 million for the AVFU facility build-out, our model indicates that the facility owner would recoup their initial investment and produce significant free cash flow in the first year of operation assuming the facility should be able to achieve almost $88 million of estimated annual revenue and roughly $78.4 million in annual estimated EBITDA. In contrast, the traditional indoor facilities would cost approximately $8.8 million or a little less than $16.5 million to build out depending on which lights are used and would generate approximately $20.4 million or $22.5 million in estimated annual revenue and right around $16 million or just under $19 million in annual estimated EBITDA. When comparing the different facility types on a side-by-side analysis, we believe the AVFU facility is far more attractive than either type of traditional facility given the financial upside is significantly higher, and also the precision elevated approach is a far more sophisticated way to grow crops.

Our Competitive Strengths

We believe our business has, and our future success will be driven by, the following competitive strengths:

•        Innovative Technology in an Attractive Growing Industry.    Our innovative solutions are aimed at large and growing U.S. domestic and global markets. We believe we are the only provider of a fully integrated end-to-end hardware and software turnkey solution for indoor cultivation facilities that allows customers to produce at scale, high-quality products with consistency that meet the growing demand and needs of end users at a relatively low cost. As such, we believe we have a first mover advantage due to innovating this new type of precision cultivation solution, which is already designed, manufactured and implemented in a number of commercial scale deployments across multiple states within the U.S.

•        Integrated Proprietary Components.    We design and create our own hardware, software and standard operating procedures (SOPs) from the ground up, rather than buying piecemeal from third parties. We take a systems-engineered integrated approach that we believe has inherent advantages over other, ad-hoc systems.

•        Emphasis on Precision and Consistency Through Our Proprietary Grow Solutions.    While being able to help our customers increase capacity, yield and consequently revenues holds a tremendous amount of value, we believe that our biggest differentiator is our ability to impact the actual quality and consistency of the output by controlling the environment in which the crops are grown and all of the variables that influence harvests with an unparalleled level of precision. The byproduct of our Agrify “Precision Elevated™” cultivation solution is that our customers are able to create consistent high-quality products with repeatability from anywhere similar to any other consumer product company that provides a branded food or drink product.

•        Market Knowledge and Understanding.    We have extensive experience with controlled agriculture environments and scale-up manufacturing, as well as industry technical knowledge and relationships. We are keenly aware of the struggles that indoor cultivators face, and we serve as a credible and collaborative partner through the entire customer lifecycle. We believe that our fully integrated turnkey grow solutions and ancillary services are the key to resolving many of the challenges our customers face.

•        Differentiated Business Model.    Unlike many of our competitors, we offer a diversified mix of hardware, software and services, which leads to multiple revenue streams. Given the nature of our deployments, we become deeply embedded in our customers’ operations through the sale of our AVFUs, and this puts us in a position where their success is directly tied to our equipment. By generating substantial AVFU hardware sales, we end up forming a large installed user base for future high-margin and stable recurring SaaS revenues via our Agrify Insights™ software.

•        Strategic Investment from and Deep Integration with Large Asian Manufacturer.    Our shareholder base includes Inventronics Inc., which is based in Hangzhou, Zhejiang, China, and the founder of Inventronics is a member of our board of directors. Inventronics is currently one of the largest companies in the world engaged in the design and manufacture of high efficiency, high reliability and long-life LED drivers, and Inventronics has worked with us to develop our LED lighting technology. Although we are not a party to a definitive agreement that governs our relationship with Inventronics, we believe our long-term relationship with this large manufacturer will allow us to incorporate the most advanced LED driver technology into our products and gain research and development support for any custom power supply needs we have. It also should lead to a reduction in our manufacturing costs by allowing us to procure competitively priced power electronics, which are critical to the operation of our LED lights and AVFUs. In addition, Inventronics provides access to component suppliers and contract manufacturing located in Asia, which we would be unable to reach directly.

•        Joint Venture with Experienced Consulting and General Contractor of Industrial Facilities.    We formed a joint venture with Valiant-America in December 2019 recognizing that it has a particular specialization and expertise in the development of indoor farming facilities. With general contracting, electrical, plumbing and HVAC licenses in Massachusetts, New York, New Jersey, Connecticut, New Hampshire, Rhode Island and Florida, as well as strategic partners in California, Nevada, Colorado and Texas, Valiant-America has developed approximately 2.8 million square feet of indoor cultivation space across 78 projects and 43 clients, including some of the leading multi-state operators. Valiant’s qualified professionals possess a deep working knowledge of our grow systems and how to integrate our offerings when developing cultivation facilities. We believe being able to provide a full suite of technology products and services to our customers helps to embed us with these customers and enables us to become mission critical to their operations. Our joint venture with Valiant-America has generated 40.2% (or $3,108,000) in total revenue in the first nine months of 2020.

•        Novel Equipment Financing Solution.    Limited access to outside capital is a significant issue for cultivators as it can inhibit growth and cultivation facility expansion. We help solve this problem by offering equipment financing plans for select good credit customers, which we believe further enables us to become a vendor of choice. Qualified customers pay approximately 30%-50% upfront and finance the balance through a two-year payment plan.

•        Experienced and Proven Management Team.    Our leadership team has entrepreneurial experience, technical expertise, and a track record of scaling up businesses and operating public companies. Additionally, our team is supported by strong advisors and leading strategic and institutional investors.

Industry Overview

The demand for indoor agriculture has been growing at a rapid pace throughout the world (particularly in our target market in the U.S.), and presents significant opportunities for companies like ours that leverage technology, services and experience to accelerate our growth and capture additional market share. According to an analysis conducted by Research and Markets, the global indoor farming market (excluding cannabis) was valued at $114 billion in 2019, and is projected to reach $139 billion by 2025, representing a compounded annual growth rate, or CAGR, of 3.4%.

There are a variety of factors that have created this major shift toward indoor farming, including unpredictable climate conditions, increased urbanization, and the use of pesticides. Additionally, crops grown in indoor facilities generally attract the highest prices in the market as the ability to control environmental variables typically leads to higher quality production. Furthermore, technology innovations within the broader agriculture industry are enabling the indoor sector of the market to expand. According to MarketsandMarkets™ Indoor Farming Technology Report, the indoor farming technology market was valued at $31 billion in 2019, and is projected to reach $53 billion by 2025, representing a CAGR of 9.65%.

Indoor farms grow a wide variety of crops including leafy greens, tomatoes, cannabis, hemp, flowers, microgreens and herbs. These crops have historically been good crops to grow indoors because they generate high revenues and/or have quick growth cycles. These attributes help offset the fact that it can be costly to operate an indoor facility. Even with these dynamics, we believe that our products and solutions mix can significantly push down our customers’ typical operating expenses (or OpEx) over time. One of the biggest advantages of indoor farming is its higher predictability and yield potential when compared with conventional farming. By working with enclosed and controlled facilities, farmers no longer need to contend with harsh environmental conditions, so they can grow a crop from seed to harvest in less time, realize higher yields in each cycle, and repeat the harvest more times in a given year.

One popular branch of indoor agriculture involves vertical farming. According to Allied Market Research, the global vertical farming market size was valued at $2.23 billion in 2018, and is projected to reach $12.77 billion by 2026, representing a CAGR of 24.6% from 2019 to 2026. Global Market Insights is even more bullish on this sector as they are expecting the global vertical farming market to experience a massive CAGR of 27.77% between 2019 and 2026, taking the value from $3.16 billion in 2018 to $22.07 billion by 2026. The demand for vertical farming is expected to increase rapidly due in large part to the rise in popularity of organic food as well as the lessening of legal and regulatory restrictions around cannabis and hemp.

Additional Market Opportunity

While we do not cultivate, come in contact with, distribute or dispense cannabis or any cannabis derivatives that are currently prohibited under U.S. federal law, our cultivation solutions can be used within indoor grow facilities by cannabis cultivators if they choose to do so.

In the U.S., the development and growth of the regulated medical and recreational (adult use) cannabis industry has generally been driven by state law and regulation, and accordingly, the market varies on a state-by-state basis. State laws that legalize and regulate cannabis for medicinal reasons allow patients to consume cannabis with a designated healthcare provider’s recommendation, subject to various requirements and limitations. As of the date of this prospectus, 33 states, plus the District of Columbia, have passed laws allowing their citizens to use medical cannabis. On top of this medical condition growth trend, there has been a slower but steady increase in the number of states that have chosen to legalize cannabis for recreational use. As of the date of this prospectus, 11 states, plus the District of Columbia, have passed laws allowing adult recreational use cannabis. Furthermore, every single cannabis initiative on the ballot during the 2020 election passed, which resulted in five more states choosing to legalize cannabis in some capacity. Three of those states decided to begin allowing recreational use, one state voted to legalize medicinal cannabis, and the last state became the first state to legalize both medicinal and recreational cannabis during the same election. Shifting public attitudes and state law and legislative activity are driving this change as indicated by a 2019 poll by Quinnipiac University that found that 93% of Americans support patient access to medical-use cannabis, if recommended by a doctor, which was the same level of support from a similar poll conducted by Quinnipiac University in 2018.

Given that the market size of legal cannabis in the U.S. in 2020 is expected to be $17 billion according to New Frontier, and 53% of cannabis volume is currently grown indoors according to New Leaf Data Services, we estimate that the indoor segment of the legal U.S. cannabis sector is a $9 billion market with the expectation that there will be even more growth on the horizon. In fact, according to a report from April 2020, BDSA, the leading provider of cannabis industry market research, in conjunction with Arcview Market Research, forecasted that U.S. legal cannabis sales will approach $34 billion by 2025, which represents 72% of their projection for total global sales of $47 billion in 2025.

The different cultivation environments for cannabis each have advantages and disadvantages, and this leads to a variance in price points based on quality, actual and perceived, and process. According to New Leaf Data Services’ July 10, 2020 U.S. cannabis spot index, the average wholesale price per pound of outdoor grown flower was $904 per pound ($896 per pound the prior week), greenhouse flower averaged $1,216 per pound ($1,215 per pound the prior week), while indoor grown flower averaged $1,778 per pound ($1,777 per pound the prior week) and the total market on average was $1,441 per pound ($1,435 per pound the prior week). Based on the breakdown of production by cultivation environment, indoor grown flower represents 53% of total volume by type while greenhouse and outdoor represent 23% and 24%, respectively. Additionally, based on the breakdown of percentage of observed transactions, indoor grown flower represents 64% of total volume by type while greenhouse and outdoor represent 18% and 18%, respectively.

Our Growth Strategy

We have made it a priority to develop our core bundled hardware and software indoor cultivation solution, and we have augmented that with some strategic acquisitions, partnerships, joint ventures and distribution arrangements that we believe will enable us to scale our business as a highly differentiated leader in the indoor agriculture marketplace. Based on our current standing in the market and our future goals, we have developed a multi-pronged growth strategy to help us capitalize on the sizable opportunity at hand. Through methodical sales and marketing efforts, our joint venture with Valiant-America, scale-up manufacturing, and equipment financing, we believe we have implemented several key initiatives we can use to grow our business more effectively. We also intend to opportunistically pursue the strategies described below to continue our upward trajectory and enhance shareholder value:

•        Adhere to our rigorous sales process and continue to put a strong infrastructure in place to enable revenue growth;

•        Align our marketing team with our sales force to maximize our industry visibility and create a robust lead generation engine to drive revenue;

•        Leverage our joint venture with Valiant-America, which we believe will give us a credible and complementary channel partner with extensive industry relationships to help us gain additional market share, as a result of having a full turnkey offering with integrated hardware and software products as well as a wide range of associated services such as consulting, engineering, and construction;

•        Develop protocols, processes, and partnerships for scale-up manufacturing in order to meet the increasing demand for our grow solutions; and

•        Capitalize on our equipment financing program, which we believe is novel in the indoor agriculture space, and is an instrumental factor in removing certain points of friction from the sales cycle and may tip the scales in our favor with certain prospects.

Summary Risk Factors

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These include:

•        we have a history of losses and we expect significant increases in our costs and expenses to result in continuing losses for at least the foreseeable future, and as a result, our management has identified and our auditors agreed that there is a substantial doubt about our ability to continue as a going concern;

•        our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment;

•        our limited capital resources will require us to raise additional capital even after this offering, which could result in substantial dilution or significant debt service obligations;

•        the COVID-19 pandemic and the efforts to mitigate its impact may have an adverse effect on our business, liquidity, results of operations, financial condition and price of our securities;

•        as a company with clients operating in the cannabis industry, we face many particular and evolving risks associated with that industry;

•        our concentration of customers exposes us to risks associated with the potential loss of one or more of these significant customers which could adversely affect our financial results;

•        our reliance on a limited base of suppliers on certain of our products may result in disruptions to our supply chain and business and adversely affect our financial results;

•        our long-term results of operations are difficult to predict and depend on the commercial success of our clients, the continued growth of the cannabis industry generally and the regulatory environment within which the cannabis industry operates;

•        we face intense competition that could prohibit us from developing or increasing our customer base;

•        the growth and success of our business depends on the continued contributions of Raymond Chang, as our key executive officer, as well as our ability to attract and retain qualified personnel; and

•        our success depends in part on our ability to protect our core technology and intellectual property.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis, or CD&A, of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

•        engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes–Oxley Act of 2002, or the Sarbanes–Oxley Act;

•        comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•        submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•        disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the earliest to occur of:

•        our reporting $1 billion or more in annual gross revenues;

•        our issuance, in a three-year period, of more than $1 billion in non-convertible debt;

•        the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•        [________], 2025.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions, which could result in a less active trading market for our securities and increased volatility in the price of our securities.

Finally, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Common stock being offered by us	shares
Common stock to be outstanding immediately after this offering(1)	shares
Over-allotment option

We have granted Maxim Group LLC, the representative of the underwriters (or Maxim Group) an option to purchase up to [•] additional shares of common stock from us at the public offering price less the underwriting discount within 45 days from the date of this prospectus to cover over-allotments.

Use of proceeds

We intend to use the net proceeds from this offering for research and development for future generations of our products and software, sales and marketing activities, hiring of additional personnel, our equipment financing plan to provide limited credit to our customers and working capital and other general corporate purposes. See “Use of Proceeds.”

Representative’s warrants:

Upon the closing of this offering, we will issue to Maxim Group compensation warrants (or the Representative’s Warrants) entitling Maxim Group to purchase 5% of the aggregate number of shares of common stock issued in this offering, excluding shares issued pursuant to the exercise of the over-allotment option, at an exercise price of $[•] per share (which is equal to 110% of the public offering price). The Representative’s Warrants will be subject to a lock-up for 180 days from the effective date of the registration statement related to this offering and will be exercisable commencing 6 months after the effective date, terminate on the five year anniversary of the effective date and will contain a customary “cashless exercise” customary “piggyback” registration rights.

Proposed NASDAQ trading symbol

We have applied to have our shares of common stock approved for listing on the NASDAQ under the symbol “AGFY.” We will not proceed with this offering in the event our common stock is not approved for listing on NASDAQ.

Lock-up

We and our directors, officers and holders of one percent (1%) or more of our outstanding shares of common stock as of the effective date of the registration statement related to this offering (and all holders of securities exercisable for or convertible into shares of common stock) shall enter into customary “lock-up” agreements pursuant to which such persons and entities shall agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 180 days after the effective date of this registration statement.

Risk factors

The securities offered by this prospectus are speculative and involve a high degree of risk. Investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 17.

____________

(1)      The number of shares of our common stock to be outstanding immediately after this offering excludes:

•   4,951,085 shares of common stock issuable upon the weighted exercise of outstanding options at a weighted average exercise price of $2.21 per share;

•   1,250,000 shares of common stock issuable upon the exercise of outstanding warrants associated with our 2020 convertible promissory notes at a weighted average exercise price of $0.01 per share;

•   355,998 shares reserved for issuance under our equity incentive plan; and

•   [            ] shares of common stock underlying the Representative’s Warrants.

Unless otherwise stated, all information in this prospectus assumes:

•   the conversion of our outstanding shares of Series A Preferred Stock into ______ shares of common stock immediately prior to the closing of this offering based on a conversion formula equal to the quotient of (i) the lesser of (x) $70 million and (y) 70% of the public offering price per share multiplied by the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis, divided by (ii) _______________ (which represents the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis); provided, however, in the event the closing of this offering does not occur by December 31, 2020, the conversion price shall be adjusted to equal the product of (a) the conversion price then in effect immediately prior to such adjustment and (b) 85%;

•   the conversion of our outstanding promissory notes into ______ shares of common stock immediately prior to the closing of this offering based on a conversion formula equal to the quotient of (i) the outstanding principal amount of the promissory notes together with all accrued and unpaid interest hereunder immediately prior to the closing of this offering divided by (ii) the price equal to the quotient of (i) the lesser of (x) $70 million and (y) 70% of the public offering price per share multiplied by the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis, divided by (ii) _____________ (which represents the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis); provided, however, in the event the closing of this offering does not occur by December 31, 2020, the conversion price shall be adjusted to equal the product of (a) the conversion price then in effect immediately prior to such adjustment and (b) 85%;

•   no exercise of the underwriters’ over-allotment option to purchase additional shares; and

•   no exercise of the Representative’s Warrants.

SUMMARY FINANCIAL AND OTHER DATA

The following table presents our summary historical financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus. The statements of operations data for the fiscal years ended December 31, 2019 and 2018 are derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2020 and 2019 and the consolidated balance sheet data as of September 30, 2020 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
			(unaudited)	(unaudited)
Statements of Operations Data:
Revenue, net	$4,088,000	$1,769,000	$7,734,000	$2,425,000
Cost of goods sold	4,333,000	1,547,000	6,874,000	2,716,000
Operating expenses	2,846,000	1,238,000	9,332,000	907,000
Loss from operations	(3,091,000)	(1,016,000)	(8,472,000)	(1,198,000)
Miscellaneous income (expense), net	49,000	2,000	(139,000)	(3,000)
Net loss before non-controlling interest	(3,042,000)	(1,014,000)	(8,611,000)	(1,201,000)
Loss attributable to non-controlling interest	—	—	49,000	—
Net loss	(3,042,000)	(1,014,000)	(8,562,000)	(1,201,000)
Net income (loss) per share, basic and diluted
	As of December 31, 2019	As of September 30, 2020
		(unaudited)
Balance Sheet Data:
Cash	$206,000	$4,958,000
Total assets	3,227,000	13,490,000
Total current liabilities	4,032,000	8,206,000
Total liabilities	4,032,000	9,098,000
Total stockholders’ equity (deficit)	(805,000)	4,194,000

Certain Non-GAAP EBITDA and adjusted EBITDA Financial Measurements and Reconciliation to GAAP

The following non-GAAP EBITDA and adjusted EBITDA (defined below) financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of our company. The non-GAAP EBITDA and adjusted EBITDA financial measures used by our company are intended to provide an enhanced understanding of our underlying operational measures to manage our company’s business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. Specifically, the table below presents the non-GAAP financial measure “EBITDA” (defined as earnings before interest, taxes, depreciation, amortization) and “Adjusted EBITDA” (defined as earnings before interest, taxes, depreciation, amortization adjusted for stock-based compensation and other one-time transaction costs such as mergers and acquisitions, financings and other extraordinary items), respectively. EBITDA and Adjusted EBITDA are intended as supplemental measures of our performance that are not required by or presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We believe that EBITDA and Adjusted EBITDA provides useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results.

We believe that the use of EBITDA and Adjusted EBITDA provide additional tools for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other businesses which may present similar non-GAAP financial measures to investors. We believe that EBITDA and Adjusted EBITDA are useful measures because they normalize operating results by excluding non-recurring gains, losses and other items and help to demonstrate how much cash we are able to generate annually. In addition, you should be aware when evaluating EBITDA and Adjusted EBITDA that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate EBITDA and Adjusted EBITDA in the same fashion.

Our management does not consider EBITDA and Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitations of EBITDA and Adjusted EBITDA are that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. Some of these limitations are:

a.      EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

b.      EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

c.      EBITDA and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

d.      although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

e.      EBITDA and Adjusted EBITDA do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

f.       other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only as supplements. You should review the reconciliation of net income to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

Reconciliation of Non-GAAP Financial Measures
(unaudited)

	Nine Months Ended September 30,
	2020	2019
Net income (loss) from continuing operations	$(8,562,000)	$(1,201,000)
Depreciation and amortization	261,000	—
Interest expense	139,000	—
EBITDA from continuing operations	(8,162,000)	(1,201,000)
Stock-based compensation(1)	803,000	—
Loss from write-off of and sale of fixed assets(2)	846,000	—
Transaction costs(3)	936,000	—
Adjusted EBITDA from continuing operations	(5,577,000)	(1,201,000)

____________

(1)     Reflects the aggregate grant date fair value of stock options granted during the relevant fiscal year calculated in accordance with FASB ASC Topic 718 (“Compensation — Stock Compensation”).

(2)     Reflects expenses of $739,000 in connection with development of hardware solution for deployment of rapid grow              solution, and $107,000 expenses related to discarded research and development center in Colorado and loss from sale of fixed assets.

(3)      Reflects total of $856,000 related to our effort to become publicly listed and $80,000 in legal costs associated with our merger and acquisition activity.

RISK FACTORS

Investing in our common stock is highly speculative and involves a significant degree of risk. You should carefully consider the risks described below and elsewhere in this report, which could materially and adversely affect our business, results of operations or financial condition. Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may materially affect our business, results of operations, or financial condition. If any of these risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a history of losses, expect to continue to incur losses in the near term and may not achieve or sustain profitability in the future. As a result, our management has identified and our auditors agreed that there is a substantial doubt about our ability to continue as a going concern.

We have incurred significant losses in each fiscal year since our inception in 2016. We have experienced net losses of approximately $3 million and $1 million for the years ended December 31, 2019 and 2018, respectively. We expect our OpEx, to increase in the future due to expected increased sales and marketing expenses, operational costs, product development costs, and general and administrative costs and, therefore, our operating losses will continue or even increase at least through the near term. In addition, upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Furthermore, to the extent that we are successful in increasing our customer base, we will also incur increased expenses because costs associated with generating and supporting customer agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. You should not rely upon our recent revenue growth as indicative of future performance. We may not reach profitability in the near future or at any specific time in the future. If and when our operations do become profitable, we may not sustain profitability.

As a result of these net losses and other factors that we identified, our independent auditors issued an audit opinion with respect to our consolidated financial statements for the year ended December 31, 2019 that indicated that there is a substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, if included, these adjustments would likely reflect a substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including common stock issued in this offering, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful.

We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects.

We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects. We have been in existence since June 2016 and much of our revenue growth has occurred during the first nine months of 2020. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including those related to:

•        market acceptance of our current and future products and services;

•        changing regulatory environments and costs associated with compliance, particularly as related to our operations in the cannabis sector;

•        our ability to compete with other companies offering similar products and services;

•        our ability to effectively market our products and services and attract new clients;

•        the amount and timing of OpEx, particularly sales and marketing expenses, related to the maintenance and expansion of our business, operations and infrastructure;

•        our ability to control costs, including OpEx;

•        our ability to manage organic growth and growth fueled by acquisitions;

•        public perception and acceptance of cannabis-related products and services generally; and

•        general economic conditions and events.

If we do not manage these risks successfully, our business and financial performance will be adversely affected.

We have limited capital resources, and even following this offering we will need to raise additional capital. Such funding, if obtained, could result in substantial dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms in a timely manner, which could adversely affect our liquidity, financial position, and ability to continue operations.

At September 30, 2020, we had a cash balance of approximately $4,958,000 and working capital of approximately $1,994,000. We thus have limited capital resources and require the funds from this offering to continue our business. Even if we are able to raise funding in this offering or substantially increase revenue and reduce OpEx, we will need to raise additional capital. In order to continue operating, we may need to obtain additional financing, either through borrowings, private offerings, public offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. Accordingly, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell one or more lines of business or all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our investors losing all of their investment in our company.

If we are able to raise additional capital, we do not know what the terms of any such capital raising would be. In addition, any future sale of our equity securities would dilute the ownership and control of your shares and could be at prices substantially below prices at which our shares currently trade. Our inability to raise capital could require us to significantly curtail or terminate our operations. We may seek to increase our cash reserves through the sale of additional equity or debt securities. The sale of convertible debt securities or additional equity securities could result in additional and potentially substantial dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity and ability to pay dividends. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.

Three customers accounted for approximately 77.8% of our total revenue during the nine months ended September 30, 2020, and two customers accounted for approximately 99% of our total revenue during the year ended December 31, 2019. In the event of any material decrease in revenue from these customers, or if we are unable to replace the revenue through the sale of our products to additional customers, our financial condition and results from operations could be materially and adversely affected.

During the nine months ended September 30, 2020, three customers accounted for approximately 77.8% (or $6,016,000) of our total revenue, and during the year ended December 31, 2019, two customers accounted for approximately 99% (or $4,047,000) of our total revenue. This concentration of customers leaves us exposed to the risks associated with the loss of one or more of these significant customers, which would materially and adversely affect our revenues and results of operations. In addition, some of these customers have experienced construction delays in building out their facilities and we have been assisting these customers in addressing these delays, including in certain cases extending their payment terms. Any continued delays will likely result in a negative impact on our revenues. Further, if these customers were to significantly reduce their relationship with us, or in the event that we are unable to replace the revenue through the sale of our products to additional customers, our financial condition and results from operations could be negatively impacted, and such impact would likely be significant.

Our reliance on a limited base of suppliers for our products may result in disruptions to our supply chain and business and adversely affect our financial results.

We rely on a limited number of suppliers for our products and other supplies. If we are unable to maintain supplier arrangements and relationships, if we are unable to contract with suppliers at the quantity and quality levels needed for our business, if any of our key suppliers becomes insolvent or experience other financial distress or if any of our key suppliers is negatively impacted by COVID-19, including with respect to staffing and shipping of products, we could experience disruptions in our supply chain, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Many of our suppliers are experiencing operational difficulties as a result of COVID-19, which in turn may have an adverse effect on our ability to provide products to our customers.

The measures being taken to combat the pandemic are impacting our suppliers and may destabilize our supply chain. For example, manufacturing plants have closed and work at others curtailed in many places where we source our products. Some of our suppliers have had to temporarily close a facility for disinfecting after employees tested positive for COVID-19, and others have faced staffing shortages from employees who are sick or apprehensive about coming to work. Further, the ability of our suppliers to ship their goods to us has become difficult as transportation networks and distribution facilities have had reduced capacity and have been dealing with changes in the types of goods being shipped.

Although the ability of our suppliers to timely ship their goods has affected some of our deliveries, currently the difficulties experienced by our suppliers have not yet materially impacted our ability to deliver products to our customers and we do not significantly depend on any one supplier; however, if this continues, it may negatively affect any inventory we may have and more significantly delay the delivery of merchandise to our customers, which in turn will adversely affect our revenues and results of operations. If the difficulties experienced by our suppliers continue, we cannot guarantee that we will be able to locate alternative sources of supply for our merchandise on acceptable terms, or at all. If we are unable to adequately purchase appropriate amounts of supplies for our products, our business and results of operations may be materially and adversely affected.

As a company with clients operating in the cannabis industry, we face many particular and evolving risks associated with that industry.

We currently serve private clients as they operate in a growing cannabis industry. Any risks related to the cannabis industry that may adversely affect our clients and potential clients may, in turn, adversely affect demand for our products. Specific risks faced by companies operating in the cannabis industry include, but are not limited to, the following:

Marijuana remains illegal under United States federal law

Marijuana is a Schedule-I controlled substance under the Controlled Substances Act and is illegal under federal law. It remains illegal under United States federal law to grow, cultivate, sell or possess marijuana for any purpose or to assist or conspire with those who do so. Additionally, 21 U.S.C. 856 makes it illegal to “knowingly open, lease, rent, use, or maintain any place, whether permanently or temporarily, for the purpose of manufacturing, distributing, or using any controlled substance.” Even in those states in which the use of marijuana has been authorized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana is not preempted by state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in our clients’ inability to proceed with their operations, which would adversely affect demands for our products.

Uncertainty of federal enforcement and the need to renew temporary safeguards

On January 4, 2018, Attorney General Sessions rescinded the previously issued memoranda (known as the Cole Memorandum) from the U.S. Department of Justice (“DOJ”) that had de-prioritized the enforcement of federal law against marijuana users and businesses that comply with state marijuana laws, adding uncertainty to the question of how the federal government will choose to enforce federal laws regarding marijuana. Attorney General Sessions issued a memorandum to all United States Attorneys in which the DOJ affirmatively rescinded the previous guidance as to marijuana enforcement, calling such guidance “unnecessary.” This one-page memorandum was vague in nature, stating that federal prosecutors should use established principles in setting their law enforcement priorities. Under previous administrations, the DOJ indicated that those users and suppliers of medical marijuana who complied with state laws, which required compliance with certain criteria, would not be prosecuted. As a result, it is now unclear if the DOJ will seek to enforce the Controlled Substances Act against those users and suppliers who comply with state marijuana laws.

Despite former Attorney General Sessions’ rescission of the Cole Memorandum, the Department of the Treasury, Financial Crimes Enforcement Network, has not rescinded the “FinCEN Memo” dated February 14, 2014, which de-prioritizes enforcement of the Bank Secrecy Act against financial institutions and marijuana-related businesses which utilize them. This memo appears to be a standalone document and is presumptively still in effect. At any time, however, the Department of the Treasury, Financial Crimes Enforcement Network, could elect to rescind the FinCEN Memo. This would make it more difficult for our clients and potential clients to access the U.S. banking systems and conduct financial transactions, which would adversely affect our operations.

In 2014, Congress passed a spending bill (“2015 Appropriations Bill”) containing a provision (“Appropriations Rider”) blocking federal funds and resources allocated under the 2015 Appropriations Bill from being used to “prevent such States from implementing their own State medical marijuana law.” The Appropriations Rider seemed to have prohibited the federal government from interfering with the ability of states to administer their medical marijuana laws, although it did not codify federal protections for medical marijuana patients and producers. Moreover, despite the Appropriations Rider, the Justice Department maintains that it can still prosecute violations of the federal marijuana ban and continue cases already in the courts. Additionally, the Appropriations Rider must be re-enacted every year. While it was continued in 2016, 2017, 2018, 2019 and 2020, and remains in effect, continued re-authorization of the Appropriations Rider cannot be guaranteed. If the Appropriation Rider is no longer in effect, the risk of federal enforcement and override of state marijuana laws would increase.

Further legislative development beneficial to our operations is not guaranteed

One aspect of our business involves selling goods and services to state-licensed cannabis cultivators. The success of our business may partly depend on the continued development of the cannabis industry and the activity of commercial business within the industry. The continued development of the cannabis industry is dependent upon continued legislative and regulatory authorization of cannabis at the state level and a continued laissez-faire approach by federal enforcement agencies. Any number of factors could slow or halt progress in this area. Further regulatory progress beneficial to the industry cannot be assured. While there may be ample public support for legislative action, numerous factors impact the legislative and regulatory process, including election results, scientific findings or general public events. Any one of these factors could slow or halt progressive legislation relating to cannabis and the current tolerance for the use of cannabis by consumers, which could adversely affect demand for our products and operations.

The cannabis industry could face strong opposition from other industries

We believe that established businesses in other industries may have a strong economic interest in opposing the development of the cannabis industry. Cannabis may be seen by companies in other industries as an attractive alternative to their products, including recreational marijuana as an alternative to alcohol, and medical marijuana as an alternative to various commercial pharmaceuticals. Many industries that could view the emerging cannabis industry as an economic threat are well established, with vast economic and federal and state lobbying resources. It is possible that companies within these industries could use their resources to attempt to slow or reverse legislation legalizing cannabis. Any inroads these companies make in halting or impeding legislative initiatives that would be beneficial to the cannabis industry could have a detrimental impact on some of our clients and, in turn on our operations.

The legality of marijuana could be reversed in one or more states

The voters or legislatures of states in which marijuana has already been legalized could potentially repeal applicable laws which permit the operation of both medical and retail marijuana businesses. These actions might force businesses, including those that are our clients, to cease operations in one or more states entirely.

Changing legislation and evolving interpretations of law

Laws and regulations affecting the medical and adult-use marijuana industry are constantly changing, which could detrimentally affect some of our clients and, in turn, our operations. Local, state and federal marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require our clients and thus us to incur substantial costs associated with modification of operations to ensure such clients’ compliance. In addition, violations of these laws, or allegations of such violations, could disrupt our clients’ business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will limit the amount of cannabis growth or related products that our commercial clients are authorized to produce. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our operations.

Dependence on client licensing

Our business is partly dependent on certain of our customers obtaining various licenses from various municipalities and state licensing agencies. There can be no assurance that any or all licenses necessary for our clients to operate their businesses will be obtained, retained or renewed. If a licensing body were to determine that a client of ours had violated applicable rules and regulations, there is a risk the license granted to that client could be revoked, which could adversely affect our operations. There can be no assurance that our existing clients will be able to retain their licenses going forward, or that new licenses will be granted to existing and new market entrants.

Banking regulations could limit access to banking services

Since the use of marijuana is illegal under federal law, there is a compelling argument that banks cannot lawfully accept for deposit funds from businesses involved with marijuana. Consequently, businesses involved in the cannabis industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for some of our clients to operate and their reliance on cash can result in a heightened risk of theft, which could harm their businesses and, in turn, harm our business. Although the proposal of the Secure and Fair Enforcement Banking Act, also referred to as the SAFE Banking Act, would allow banks to work with cannabis businesses and prevent federal banking regulators from intervening or punishing those banks, the legislation still requires the approval of the United States Senate. There can be no assurance that that the SAFE Banking Act will become law in the United States. Additionally, most courts have denied marijuana-related businesses bankruptcy protection, thus, making it very difficult for lenders to recoup their investments, which may limit the willingness of banks to lend to our clients and to us.

Insurance risks

In the United States, many marijuana-related businesses are subject to a lack of adequate insurance coverage. In addition, many insurance companies may deny claims for any loss relating to marijuana or marijuana-related operations based on their illegality under federal law, noting that a contract for an illegal transaction is unenforceable.

Evolving industry

The cannabis industry is not yet well-developed, and many aspects of this industry’s development and evolution cannot be accurately predicted. While we have attempted to identify many risks specific to the cannabis industry, you should carefully consider that there are other risks that cannot be foreseen or are not described in this prospectus, which could materially and adversely affect our business and financial performance. We expect that the cannabis market and our business will evolve in ways that are difficult to predict. Our long-term success may depend on our ability to successfully adjust our strategy to meet the changing market dynamics. If we are unable to successfully adapt to changes in the cannabis industry, our operations could be adversely affected.

Our reliance on our relationship with our strategic investor, Inventronics, without a definitive agreement in place may have an adverse effect on our ability to provide products and services to our customers.

Inventronics Inc., based in Hangzhou, Zhejiang, China, is currently one of the largest companies in the world engaged in the design and manufacture of high efficiency, high reliability and long-life LED drivers, and has worked with us to develop our LED lighting technology. Inventronics is a shareholder of our company and the founder of Inventronics is a member of our board of directors. We intend to continue to rely on our strategic relationship with Inventronics with respect to various aspects of our business, including access to the most advanced LED driver technology, component suppliers and contract manufacturing located in Asia, as well as research and development support. Although we intend in due course to memorialize our relationship with Inventronics in a formal written agreement, we are currently not a party to a definitive agreement that governs our relationship with Inventronics. Accordingly, we do not have the benefit of certain rights and remedies that would otherwise be included in a definitive agreement with another third party. If we are unable to maintain our strong relationship with Inventronics, our lack of a definitive agreement with such company may have an adverse effect on our ability to provide products and services to our customers.

Certain of our officers and directors may become subject to conflicts of interests arising out of our relationship with Bluezone and Enozo.

We are a party to two distribution agreements with companies in which certain of our officers and directors have an interest. Specifically, Guichao Hua, a member of our board of directors, has an ownership interest in Bluezone Products, Inc. of approximately 3%. Raymond Chang, our Chairman of the Board and Chief Executive Officer, is a director of Bluezone and one of the funds he manages, NXT Venture Fund II, has an ownership interest in Bluezone of approximately 8%. Similarly, Mr. Hua has an ownership interest in Enozo Technologies, Inc. of approximately 12% and Mr. Chang is a director of Enozo and has an ownership interest in Enozo of approximately 15%. The overlapping nature of these relationships could cause conflicts of interest for Messrs. Hua and Chang, which may not be easily resolved, or if they are resolved, they may not be resolved on terms advantageous to our company.

Our operations may be impaired if our information technology systems fail to perform adequately or if we are the subject of a data breach or cyber-attack.

We rely on information technology systems in order to conduct business, including communicating with employees and our key commercial customers, ordering and managing materials from suppliers, shipping products and providing SaaS services to our customers and analyzing and reporting results of operations. While we have taken steps to ensure the security of our information technology systems, our systems may nevertheless be vulnerable to computer viruses, security breaches and other disruptions from unauthorized users. If our information technology systems are damaged or cease to function properly for an extended period of time, whether as a result of a significant cyber incident or otherwise, our ability to communicate internally as well as with our customers could be significantly impaired, which may adversely impact our business.

Additionally, in the normal course of our business, we collect, store and transmit proprietary and confidential information regarding our customers, employees, suppliers and others, including personally identifiable information. An operational failure or breach of security from increasingly sophisticated cyber threats could lead to loss, misuse or unauthorized disclosure of this information about our employees or customers, which may result in regulatory or other legal proceedings, and have a material adverse effect on our business and reputation. We also may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving types of cyber-attacks. Any such attacks or precautionary measures taken to prevent anticipated attacks may result in increasing costs, including costs for additional technologies, training and third party consultants. The losses incurred from a breach of data security and operational failures as well as the precautionary measures required to address this evolving risk may adversely impact our financial condition, results of operations and cash flows.

Privacy regulation is an evolving area and compliance with applicable privacy regulations may increase our operating costs or adversely impact our ability to service our clients and market our products and services.

Because we store, process and use data, some of which contains personal information, we are subject to complex and evolving federal, state, and foreign laws and regulations regarding privacy, data protection, and other matters. While we believe we are currently in compliance with applicable laws and regulations, many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could seriously harm our business.

We rely on third parties for certain services made available to our customers, which could limit our control over the quality of the user experience and our cost of providing services.

Some of the applications and services available through our proprietary Agrify “Precision Elevated™” cultivation solution, including our flagship hardware product, the Agrify Vertical Farming Unit (AVFU), and our proprietary SaaS product, Agrify Insights™, are provided through relationships with third party service providers. We do not typically have any direct control over these third party service providers. These third party service providers could experience service outages, data loss, privacy breaches, including cyber-attacks, and other events relating to the applications and services they provide that could diminish the utility of these services and which could harm users thereof. Our platform is currently hosted by a third party service provider. There are readily available alternative hosting services available should we desire or need to move to a different web host. Certain ancillary services provided by us also uses the services of third party providers, for which, we believe, there are readily available alternatives on comparable economic terms. Offering integrated platforms which rely, in part, on the services of other providers lessens the control that we have over the total client experience. Should the third party service providers we rely upon not deliver at standards we expect and desire, acceptance of our platforms could suffer, which would have an adverse effect on our business and financial performance. Further, we cannot be assured of entering into agreements with such third party service providers on economically favorable terms.

The growth and success of our business depends on the continued contributions of Raymond Chang, as our key executive officer, as well as our ability to attract and retain qualified personnel.

Our growth and success is dependent upon the continued contributions made by our Chairman of the Board and Chief Executive Officer, Raymond Chang. We rely on Mr. Chang’s expertise in business operations when we are developing new products and services. If Mr. Chang cannot serve us or is no longer willing to do so, we may not be able to find alternatives in a timely manner or at all. This may have a material adverse effect on our business. In addition, our growth and success will depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Competition for experience and qualified talent in the indoor agriculture marketplace can be intense. We may not be successful in identifying, attracting, hiring, training and retaining such personnel in the future. If we are unable to hire, assimilate and retain qualified personnel in the future, such inability could adversely affect our operations.

We face intense competition that could prohibit us from developing or increasing our customer base.

The indoor agriculture industry is highly competitive. We may compete with companies that have greater capital resources and facilities. More established companies with much greater financial resources which do not currently compete with us may be able to more easily adapt their existing operations to our line of business. In addition, the continued growth of the cannabis industry will likely attract some of these existing companies and incentivize them to produce solutions that are competitive with those offered by us. Our competitors may also introduce new and improved products, and manufacturers may sell equipment direct to consumers. We may not be able to successfully compete with larger enterprises devoting significant resources to compete in our target marketspace. Due to this competition, there is no assurance that we will not encounter difficulties in increasing revenues and maintaining and/or increasing market share. In addition, increased competition may lead to reduced prices and/or margins for products we sell.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete depends, in part, upon successful protection of our intellectual property relating to our proprietary Agrify “Precision Elevated™” cultivation solution, including our flagship hardware product, the AVFU, and our proprietary SaaS product, Agrify Insights™. We seek to protect our proprietary and intellectual property rights through patent applications, common law copyright and trademark laws, nondisclosure agreements, and non-disclosure provisions within our licensing and distribution arrangements with reputable companies in our target markets. Enforcement of our intellectual property rights would be costly, and there can be no assurance that we will have the resources to undertake all necessary action to protect our intellectual property rights or that we will be successful. Any infringement of our material intellectual property rights could require us to redirect resources to actions necessary to protect same and could distract management from our underlying business operations. An infringement of our material intellectual property rights and resulting actions could adversely affect our operations.

We have one pending Patent Cooperation Treaty (PCT) application, and we will likely file national applications from this PCT in countries, including the United States. PCT stands for Patent Cooperation Treaty, which is an international patent law treaty. A PCT application is a “placeholder” utility application that establishes a filing date for the invention, and that can subsequently be “nationalized” in any of the more than 140 countries that are members of the PCT. Within 30 months (longer in some jurisdictions) from the application priority date, the applicant must “nationalize” the application and select the countries to which patent protection is sought. After nationalization, country-specific procedures for patent prosecution to patent grant are pursued as to each country or jurisdiction selected. Utilization of the PCT application process allows us to defer patent application deadlines and costs while we consider, for example, our international filing strategy, obtain funding and refine our patent claims.

We cannot assure investors that we will continue to innovate and file new patent applications, or that this application or any future patent applications will result in granted patents. Further, we cannot predict how long it will take for such patents to issue, if at all. It is possible that, for any of our patents that may issue in the future, our competitors may design their products around our patented technologies. Further, we cannot assure investors that other parties will not challenge any patents granted to us, or that courts or regulatory agencies will hold our patents to be valid, enforceable, and/or infringed. We cannot guarantee investors that we will be successful in defending challenges made against our patents and patent applications. Any successful third-party challenge or challenges to our patents could result in the unenforceability or invalidity of such patents, or such patents being interpreted narrowly and/or in a manner adverse to our interests. Our ability to establish or maintain a technological or competitive advantage over our competitors and/or market entrants may be diminished because of these uncertainties. For these and other reasons, our intellectual property may not provide us with any competitive advantage. For example:

•        we may not have been the first to make the inventions claimed or disclosed in our patent application;

•        we may not have been the first to file patent application. To determine the priority of these inventions, we may have to participate in interference proceedings or derivation proceedings declared by the U.S. Patent and Trademark Office (“USPTO”), which could result in substantial cost to us, and could possibly result in a loss or narrowing of patent rights. No assurance can be given that our granted patents will have priority over any other patent or patent application involved in such a proceeding, or will be held valid as an outcome of the proceeding;

•        other parties may independently develop similar or alternative products and technologies or duplicate any of our products and technologies, which can potentially impact our market share, revenue, and goodwill, regardless of whether intellectual property rights are successfully enforced against these other parties;

•        it is possible that our issued patents may not provide intellectual property protection of commercially viable products or product features, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties, patent offices, and/or the courts;

•        we may be unaware of or unfamiliar with prior art and/or interpretations of prior art that could potentially impact the validity or scope of our patents or patent applications that we may file;

•        we take efforts and enter into agreements with employees, consultants, collaborators, and advisors to confirm ownership and chain of title in intellectual property rights. However, an inventorship or ownership dispute could arise that may permit one or more third parties to practice or enforce our intellectual property rights, including possible efforts to enforce rights against us;

•        we may elect not to maintain or pursue intellectual property rights that, at some point in time, may be considered relevant to or enforceable against a competitor;

•        we may not develop additional proprietary products and technologies that are patentable, or we may develop additional proprietary products and technologies that are not patentable;

•        the patents or other intellectual property rights of others may have an adverse effect on our business; and

•        we apply for patents relating to our products and technologies and uses thereof, as we deem appropriate. However, we or our representatives or their agents may fail to apply for patents on important products and technologies in a timely fashion or at all, or we or our representatives or their agents may fail to apply for patents in potentially relevant jurisdictions.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct or indirect competition. If our intellectual property does not provide adequate coverage over our competitors’ products, our competitive position could be adversely affected, as could our business.

Our success depends in part upon our ability to protect our core technology and intellectual property.

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of trademark, copyright, patent, trade secret and unfair competition laws of the United States and other countries, as well as contract provisions, license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual rights, as well as procedures governing internet/domain name registrations. However, there can be no assurance that these measures will be successful in any given case. We may be unable to prevent the misappropriation, infringement or violation of our intellectual property rights, breach of any contractual obligations to us, or independent development of intellectual property that is similar to ours, any of which could reduce or eliminate any competitive advantage we have developed, adversely affecting our revenues or otherwise harming our business.

We generally control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and our software is protected by U.S. copyright laws.

Despite efforts to protect our proprietary rights through intellectual property laws, licenses, and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. Companies in the Internet, technology, and software industries frequently enter into litigation based on allegations of infringement, misappropriation, or violations of intellectual property rights or other laws. From time to time, we may face allegations that we have infringed the trademarks, copyrights, patents, trade secrets and other intellectual property rights of third parties, including competitors. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome, costly and divert the attention of our personnel, and we may not prevail. In addition, any repeal or weakening of laws or enforcement in the United States or internationally intended to protect intellectual property rights could make it more difficult for us to adequately protect our intellectual property rights, negatively impacting their value and increasing the cost of enforcing our rights.

We have obtained and applied for U.S. trademark and service mark registrations and will continue to evaluate the registration of additional trademarks and service marks or, as appropriate. We cannot guarantee that any of our pending trademark applications will be approved by the applicable governmental authorities. Moreover, even if the trademark applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain registrations for our trademarks could limit and impede our marketing efforts.

We may need to enter into intellectual property license agreements in the future, and if we are unable to obtain these licenses, our business could be harmed.

We may need or may choose to obtain licenses and/or acquire intellectual property rights from third parties to advance our research or commercialization of our current or future products. We also cannot provide any assurances that third-party patents do not exist that might be enforced against our current or future products in the absence of such a license or acquisition. We may fail to obtain any of these licenses or intellectual property rights on commercially reasonable terms. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Others may assert intellectual property infringement claims against us.

Companies in the software and technology industries can own patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various “non-practicing entities” that own patents (colloquially known as “patent trolls”) often attempt to aggressively assert their rights to extract value from technology companies. It is possible that, from time to time, third parties may claim that our products misappropriate or infringe their intellectual property rights. Irrespective of the validity or the successful assertion of any such claims, we could incur significant costs and diversion of resources in defending against these claims, which could adversely affect our operations. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained in all cases. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. In addition, to the extent claims against us are successful, we may have to pay substantial money damages or discontinue, modify, or rename certain products or services that are found to be in violation of another party’s rights. We may have to seek a license (if available on acceptable terms, or at all) to continue offering products and services, which may significantly increase our operating expenses.

Data privacy and security concerns relating to our technology and our practices could damage our reputation, cause us to incur significant liability, and deter current and potential users or customers from using our products and services. Software bugs or defects, security breaches, and attacks on our systems could result in the improper disclosure and use of user data and interference with our users and customers’ ability to use our products and services, harming our business operations and reputation.

Concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other data-privacy-related matters, even if unfounded, could harm our reputation, financial condition, and operating results. Our policies and practices may change over time as expectations regarding privacy and data change. Our products and services involve the storage and transmission of proprietary information, and bugs, theft, misuse, defects, vulnerabilities in our products and services, and security breaches expose us to a risk of loss of this information, improper use and disclosure of such information, litigation, and other potential liability. Systems and control failures, security breaches and/or inadvertent disclosure of user data could result in government and legal exposure, seriously harm our reputation and brand and, therefore, our business, and impair our ability to attract and retain customers.

We may experience cyber-attacks and other attempts to gain unauthorized access to our systems. We may experience future security issues, whether due to employee error or malfeasance or system errors or vulnerabilities in our or other parties’ systems, which could result in significant legal and financial exposure. We may be unable to anticipate or detect attacks or vulnerabilities or implement adequate preventative measures. Attacks and security issues could also compromise trade secrets and other sensitive information, harming our business. As a result, we may suffer significant legal, reputational, or financial exposure, which could harm our business, financial condition, and operating results.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2019, we had net operating loss (NOL) carryforwards for federal and state income tax purposes which may be available to offset taxable income in the future, and which expire in various years for federal purposes if not utilized. The state NOLs will expire depending upon the various rules in the states in which we operate. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs to offset its future taxable income. We may experience a future ownership change under Section 382 of the Code that could affect our ability to utilize the NOLs to offset our income. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state income tax purposes. For these reasons, we may not be able to utilize a material portion of our NOLs, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our results of operations and financial condition.

There are no assurances that the PPP loans will be forgivable in whole or in part.

In May and July 2020, we entered into a two separate Loan Agreements and Promissory Notes (the “PPP Loans”) with Bank of America pursuant to the Paycheck Protection Program (the “PPP”) under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) administered by the U.S. Small Business Administration. We received total proceeds of $779,000 and $44,410 from the unsecured PPP Loans. The PPP Loans are is scheduled to mature on May 7, 2022 and July 27, 2022, respectively, and have an interest rate of 1.00% per annum and is are subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration (the “SBA”) under the CARES Act. The PPP Loans may be prepaid at any time prior to its maturity with no prepayment penalties.

The PPP Loans contain customary events of default relating to, among other things, payment defaults and breaches of representations and warranties. Subject to certain conditions, the PPP Loans may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act and the PPP. The amount of loan proceeds eligible for forgiveness is based on a formula based on a number of factors, including the amount of loan proceeds used by us for certain eligible expenses including payroll costs, rent payments on certain leases and certain qualified utility payments, provided that, among other things, at least 60% of the loan amount is used for eligible payroll costs, the employer maintaining or rehiring employees and maintaining salaries at a certain level. According to the PPP, the lender has 60 days from receipt of the completed application to issue a decision to the SBA. If the lender determines that the borrower is entitled to forgiveness of some or all of the amount applied for under the statute and applicable regulations, the lender must request payment from the SBA at the time the lender issues its decision to the SBA. The SBA will, subject to any SBA review of the loan or loan application, remit the appropriate forgiveness amount to the lender, plus any interest accrued through the date of payment, not later than 90 days after the lender issues its decision to the SBA.

In accordance with the requirements of the CARES Act and the PPP, we have used all of the proceeds from the PPP Loan primarily for payroll costs. We have not yet applied for forgiveness of this loan. We believe that we will be eligible for full forgiveness under the program, but there is no assurance that the full loan amount will be forgiven and we cannot anticipate the timing of any such forgiveness. If the principal amount is not forgiven in full, we would be obligated to repay by May 7, 2022 and July 27, 2022 any principal amount not forgiven and interest accrued from May 7, 2020 and July 27, 2020, respectively. Although we believe that we satisfied all eligibility criteria for the PPP Loan and that our receipt of the PPP Loan is consistent with the objectives of the PPP Loan of the CARES Act, if it is later determined that we were ineligible to receive the PPP Loan, we may be required to repay the PPP Loan in its entirety and/or be subject to additional penalties and adverse publicity, which could have a material adverse effect on our business, results of operations, and financial condition.

Risks Related to this Offering and Ownership of our Common Stock

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering, or if it does develop, it may not be maintained. You may not be able to sell your common stock quickly or at the market price if trading in our securities is not active. The initial public offering price for the shares offered hereby will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures (or CapEx), which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately             % of our outstanding shares of common stock. In particular, Raymond Chang, our Chairman of the Board and Chief Executive Officer, will beneficially own approximately             % of our outstanding shares of common stock upon completion of this offering. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our articles of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

A total of             , or             %, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on shares outstanding as of             , 2020, we will have             shares of common stock outstanding after this offering. Of these shares, the common stock sold in this offering will be freely tradable in the United States, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of             shares of outstanding common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of the underwriters. After the expiration of the 180-day restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144.

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Markets
, or %	Immediately after this offering.
, or %

180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time, provided their respective one-year holding periods under Rule 144 have expired.

, or %	From time to time after the date 180 days after the date of this prospectus upon expiration of their respective one-year holding periods in the U.S.

Upon completion of this offering, stockholders owning an aggregate of             shares (including              convertible shares) will be entitled, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States. In addition, we intend to file a registration statement to register the approximately             shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Provisions in our articles of incorporation, our by-laws and Nevada law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our articles of incorporation, our by-laws and Nevada law may have the effect of deterring unsolicited takeovers or delaying or preventing a change in control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. These provisions include:

•        the inability of stockholders to call special meetings; and

•        the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change in our control or could be used to institute a rights plan, also known as a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

The existence of the forgoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The anticipated initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $             in the net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed             % of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately             % of our total outstanding shares as of             , 2020 after giving effect to this offering. The exercise of outstanding stock options will result in further dilution.

We are eligible to be treated as an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company” within the meaning of the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies or smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any March 31 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, after which, in each case, we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares of common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We have not and do not expect to declare any dividends to our shareholders in the foreseeable future.

We have not and do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

General Risk Factors

The COVID-19 pandemic and the efforts to mitigate its impact may have an adverse effect on our business, liquidity, results of operations, financial condition and price of our securities.

The pandemic involving the novel strain of coronavirus and related respiratory disease (which we refer to as COVID-19) and the measures taken to combat it, have had an adverse effect on our business. Public health authorities and governments at local, national and international levels have announced various measures to respond to this pandemic. Some measures that directly or indirectly impact our business include:

•        voluntary or mandatory quarantines;

•        restrictions on travel; and

•        limiting gatherings of people in public places.

We have undertaken measures in an effort to mitigate the spread of COVID-19 including limiting company travel and in-person meetings. We also have enacted our business continuity plans, including implementing procedures requiring employees working remotely where possible which may make maintaining our normal level of corporate operations, quality controls and internal controls difficult. Notwithstanding these efforts, our results of operations have been adversely impacted by COVID-19 and this may continue.

Moreover, the COVID-19 pandemic has previously caused some temporary delays in the delivery of our inventory, although recently we are no longer experiencing such delays. In addition, the travel restrictions imposed as a result of COVID-19 have impacted our ability to visit customer sites to perform services related to our products. Further, the COVID-19 pandemic and mitigation efforts have also adversely affected our customers’ financial condition, resulting in reduced spending for the products we sell.

As events are rapidly changing, we do not know how long the COVID-19 pandemic, or localized outbreaks or recurrences of COVID-19, and the measures that have been introduced to respond to COVID-19 will disrupt our operations or the full extent of that disruption. Further, once we are able to restart normal operations doing so may take time and will involve costs and uncertainty. We also cannot predict how long the effects of COVID-19 and the efforts to contain it will continue to impact our business after the pandemic is under control. Governments could take additional restrictive measures to combat the pandemic that could further impact our business or the economy in the geographies in which we operate. It is also possible that the impact of the pandemic and response on our suppliers, customers and markets will persist for some time after governments ease their restrictions. These measures have negatively impacted, and may continue to impact, our business and financial condition as the responses to control COVID-19 continue.

A prolonged economic downturn, particularly in light of the COVID-19 pandemic, could adversely affect our business.

Uncertain global economic conditions, in particular in light of the COVID-19 pandemic, could adversely affect our business. Negative global and national economic trends, such as decreased consumer and business spending, high unemployment levels and declining consumer and business confidence, pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, unfavorable economic conditions may negatively affect demand for our products.

Increases in costs, disruption of supply or shortage of raw materials could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. For example, the tariffs currently imposed for importing goods from China has significantly increased. Any such an increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. Substantial increases in the prices for our raw materials increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased prices for our products and services.

Litigation may adversely affect our business, financial condition and results of operations.

Although we are not currently aware of any legal proceedings brought against us, from time to time in the normal course of our business operations, we may become subject to litigation involving intellectual property, data privacy and security, consumer protection, commercial disputes and other matters that may negatively affect our operating results if changes to our business operation are required. Due to our manufacturing and sale of our products, including hardware and software, we may also be subject to a variety of claims including product warranty, product liability, and consumer protection claims related to product defects, among other litigation. We may also be subject to claims involving health and safety, hazardous materials usage, other environmental impacts, or service disruptions or failures. The cost to defend such litigation may be significant and may require a diversion of our resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations. In addition, insurance may not cover existing or future claims, be sufficient to fully compensate us for one or more of such claims, or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby adversely affecting our results of operations and resulting in a reduction in the trading price of our stock.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

•        whether we achieve our anticipated corporate objectives;

•        actual or anticipated fluctuations in our quarterly or annual operating results;

•        changes in our financial or operational estimates or projections;

•        our ability to implement our operational plans;

•        termination of the lock-up agreement or other restrictions on the ability of our stockholders to sell shares after this offering;

•        changes in the economic performance or market valuations of companies similar to ours; and

•        general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Our failure to meet the continuing listing requirements of The NASDAQ Capital Market could result in a de-listing of our securities.

If, after this offering, we fail to satisfy the continuing listing requirements of NASDAQ, such as the corporate governance, stockholders equity or minimum closing bid price requirements, NASDAQ may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would likely take actions to restore our compliance with NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirements.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ. In addition, our management team will also have to adapt to the requirements of being a public company. We expect complying with these rules and regulations will substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and operating results.

As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on effectiveness of our internal controls.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to remediate future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on NASDAQ and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

The financial and operational projections that we may make from time to time are subject to inherent risks.

The projections that our management may provide from time to time (including, but not limited to, those relating to potential peak sales amounts, production and supply dates, and other financial or operational matters) reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be materially different from those contained in the projections. The inclusion of the projections in this prospectus should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such.

If we were to dissolve, the holders of our securities may lose all or substantial amounts of their investments.

If we were to dissolve as a corporation, as part of ceasing to do business or otherwise, we may be required to pay all amounts owed to any creditors before distributing any assets to the investors. There is a risk that in the event of such a dissolution, there will be insufficient funds to repay amounts owed to holders of any of our indebtedness and insufficient assets to distribute to our other investors, in which case investors could lose their entire investment.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus before investing in our company. We may receive media coverage regarding our company, including coverage that is not directly attributable to statements made by our officers, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering, and you should not rely on this information in making an investment decision.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements relating to:

•        our market opportunity;

•        the effects of increased competition as well as innovations by new and existing competitors in our market;

•        our ability to retain our existing customers and to increase our number of customers;

•        the future growth of the indoor agriculture industry and demands of our customers;

•        our ability to effectively manage or sustain our growth;

•        potential acquisitions and integration of complementary businesses and technologies;

•        our expected use of proceeds from this offering;

•        our ability to maintain, or strengthen awareness of, our brand;

•        future revenue, hiring plans, expenses, capital expenditures, and capital requirements;

•        our ability to comply with new or modified laws and regulations that currently apply or become applicable to our business;

•        the loss of key employees or management personnel;

•        our financial performance and capital requirements; and

•        our ability to maintain, protect, and enhance our intellectual property.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

In addition, we own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products. This prospectus may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $          , based on an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions, including an underwriting discount of 8.0% (without taking into account an underwriting discount of 3.5% of the public offering price as applied to shares sold to certain investors), and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares, we estimate that we will receive an additional $           million in net proceeds.

A $1.00 increase (decrease) in the assumed initial public offering price of $           would increase (decrease) the net proceeds to us from this offering by $          .

We intend to use the net proceeds from this offering for the following purposes:

•        Approximately $[__] million on research and development for future generations of our products and software;

•        Approximately $[__] million on sales and marketing activities;

•        Approximately $[__] million hire additional personnel;

•        Approximately $[__] million capital investment in research, development, and testing equipment;

•        Approximately $[__] million for our equipment financing plan to provide limited credit to our customers; and

•        The remainder for working capital and general corporate purposes.

The foregoing expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

We have never paid cash dividends on any of our capital stock and currently intend to retain our future earnings, if any, to fund the development and growth of our business.

CAPITALIZATION

As described elsewhere in this prospectus, all share and per share amounts set forth below have been presented on a retroactive basis to reflect a one-for-[•] reverse stock split of our outstanding common stock implemented on [•], 2021.

The following table sets forth our capitalization as of September 30, 2020:

•        On an actual basis;

•        On a pro forma basis, to give effect to the conversion of our outstanding shares of Series A Preferred Stock into ______ shares of common stock immediately prior to the closing of this offering based on a conversion formula equal to the quotient of (i) the lesser of (x) $70 million and (y) 70% of the public offering price per share multiplied by the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis, divided by (ii) ____________ (which represents the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis); provided, however, in the event the closing of this offering does not occur by December 31, 2020, the conversion price shall be adjusted to equal the product of (a) the conversion price then in effect immediately prior to such adjustment and (b) 85%;

•        On a pro forma basis, to give effect to the conversion of our outstanding promissory notes into ______ shares of common stock immediately prior to the closing of this offering based on a conversion formula equal to the quotient of (i) the outstanding principal amount of the promissory notes together with all accrued and unpaid interest hereunder immediately prior to the closing of this offering divided by (ii) the price equal to the quotient of (i) the lesser of (x) $70 million and (y) 70% of public offering price per share multiplied by the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis, divided by (ii) ___________ (which represents the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis); provided, however, in the event the closing of this offering does not occur by December 31, 2020, the conversion price shall be adjusted to equal the product of (a) the conversion price then in effect immediately prior to such adjustment and (b) 85%; and

•        On a pro forma as adjusted basis, to give further effect to (i) the sale of _______ shares of common stock by us in this offering at the initial public offering price of $ ___ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	September 30, 2020 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
Stockholders’ deficit:
Preferred stock, $.001 par value, 3,000,000 shares authorized; 60,000 shares issued and outstanding.	—
Common stock, $.001 par value, 50,000,000 shares authorized; 6,662,028 shares issued and outstanding; __________ shares issued and outstanding, as adjusted(1)	7
Additional paid-in capital	17,642
Accumulated deficit	(13,455)
Other comprehensive income	—
Total stockholders’ equity (deficit)	4,194
Long-term debt, including current portion	828
Total capitalization

The number of shares of our common stock outstanding set forth in the table above excludes:

•        4,951,085 shares of common stock issuable upon the weighted exercise of outstanding options at a weighted average exercise price of $2.21 per share;

•        355,998 shares reserved for issuance under our equity incentive plan;

•        1,250,000 shares of common stock issuable upon the exercise of outstanding warrants associated with our 2020 convertible promissory notes at a weighted average exercise price of $0.01 per share; and

•        ____ shares reserved for issuance under the Representative’s Warrant.

DILUTION

As described elsewhere in this prospectus, all share and per share amounts set forth below have been presented on a retroactive basis to reflect a one-for-[•] reverse stock split of our outstanding common stock implemented on [•], 2021.

“Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding on September 30, 2020. After giving pro forma effect to the conversion of our outstanding shares of Series A Preferred Stock into ______ shares of common stock immediately prior to the consummation of this offering based on a conversion formula equal to the quotient of (i) the lesser of (x) $70 million and (y) 70% of the public offering price per share multiplied by the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis, divided by (ii) ______________ (which represents the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis); provided, however, in the event the closing of this offering does not occur by December 31, 2020, the conversion price shall be adjusted to equal the product of (a) the conversion price then in effect immediately prior to such adjustment and (b) 85%, our pro forma net tangible book value on September 30, 2020 was approximately $___ million, or $__ per share.

After giving effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $           per share, the mid-point of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of September 30, 2020 would have been $          , or $           per share. This represents an immediate increase in pro forma net tangible book value of $____ per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $____ per share to investors purchasing shares of common stock in this offering at the assumed public offering price.

The following table illustrates this dilution:

Assumed public offering price per share	$
Pro forma net tangible book value per share as of September 30, 2020
Increase in pro forma net tangible book value per share attributable to the offering
Pro forma as adjusted net tangible book value per share as of September 30, 2020 after the offering
Dilution per share to new investors in the offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $___ per share would increase (decrease) the pro forma net tangible book value by ____, the pro forma net tangible book value per share after this offering by $___ per share and the dilution in pro forma net tangible book value per share to investors in this offering by $___ per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $___ per share, representing an immediate increase to existing stockholders of $ ___ per share and an immediate dilution of $___ per share to new investors. If any shares are issued in connection with outstanding options, you will experience further dilution.

The following table presents, on a pro forma basis as of September 30, 2020, the differences between the existing stockholders and the new investors purchasing our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at the public offering price of $__________ per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%

Assuming the underwriters’ option to purchase additional shares is exercised in full, sales in this offering will reduce the percentage of shares held by existing stockholders to _____% and will increase the number of shares held by our new investors to _________ shares, or ____%, assuming no purchases of our common stock by existing stockholders in this offering.

The number of shares of our common stock outstanding set forth in the table above excludes:

•        4,951,085 shares of common stock issuable upon the weighted exercise of outstanding options at a weighted average exercise price of $2.21 per share;

•        355,998 shares reserved for issuance under our equity incentive plan;

•        1,250,000 shares of common stock issuable upon the exercise of outstanding warrants associated with our 2020 convertible promissory notes at a weighted average exercise price of $0.01 per share; and

•        shares reserved for issuance under the Representative’s Warrant.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents our selected historical financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statement and notes thereto included elsewhere in this prospectus. The statements of operations data for the fiscal years ended December 31, 2019 and 2018 and the statements of financial condition data as of September 30, 2020 and 2019 are derived from our audited financial statements and interim reviewed financial statements included elsewhere in this prospectus. The statements of operations data for the nine months ended September 30, 2020 and 2019 and the statements of financial condition data as of September 30, 2020 and 2019 are derived from our unaudited financial statements included elsewhere in this prospectus.

	Year Ended December 31,		Nine months Ended September 30,
	2019	2018	2020	2019
			(unaudited)	(unaudited)
Statements of Operations Data:
Revenue, net	$4,088,000	$1,769,000	$7,734,000	$2,425,000
Cost of goods sold	4,333,000	1,547,000	6,874,000	2,716,000
Operating expenses	2,846,000	1,238,000	9,332,000	907,000
Loss from operations	(3,091,000)	(1,016,000)	(8,472,000)	(1,198,000)
Miscellaneous income (expense), net	49,000	2,000	(139,000)	(3,000)
Net loss before non-controlling interest	(3,042,000)	(1,014,000)	(8,611,000)	(1,201,000)
Loss attributable to non-controlling interest	—	—	49,000	—
Net loss	(3,042,000)	(1,014,000)	(8,562,000)	(1,201,000)
Net loss per share, basic and diluted
	As of December 31,		As of September 30, 2020
	2019	2018
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$206,000	$85,000	$4,958,000
Total assets	3,227,000	2,196,000	13,490,000
Total current liabilities	4,032,000	3,821,000	8,206,000
Total liabilities	4,032,000	3,954,000	9,098,000
Total stockholders’ equity (deficit)	(805,000)	(1,758,000)	4,194,000

The following table presents our selected historical financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statement and notes thereto included elsewhere in this prospectus. The statements of operations data for the fiscal years ended December 31, 2019 and 2018 and the statements of financial condition data as of September 30, 2020 and 2019 are derived from our audited financial statements and interim reviewed financial statements included elsewhere in this prospectus. The statements of operations data for the nine months ended September 30, 2020 and 2019 and the statements of financial condition data as of September 30, 2020 and 2019 are derived from our unaudited financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with its consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors”, “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this prospectus.

As described elsewhere in this prospectus, all share and per share amounts set forth below have been presented on a retroactive basis to reflect a one-for-[•] reverse stock split of our outstanding common stock implemented on [•], 2021.

Overview

We are a developer of highly advanced and proprietary precision hardware and software grow solutions for the indoor agriculture marketplace. We believe we are the only company with an automated and fully integrated grow solution in the industry. We believe our Agrify “Precision Elevated™” cultivation solution is vastly differentiated from anything else on the market in that it combines our seamlessly integrated hardware and software offerings with a wide range of associated services such as consulting, engineering, and construction to form what we believe is the most complete solution available from a single provider. The totality of our product mix and service capabilities form an unrivaled ecosystem in what has historically been an extremely fragmented market. As a result, we believe we are well situated to create a dominant market position in the indoor agriculture sector.

We had limited revenues from operations in each of the last two fiscal years, and in the current fiscal year. Through 2018 and 2019, we concentrated our business with TriGrow Systems, Inc., acting as our exclusive distributor. During January 2020, we acquired TriGrow Systems, Inc. and began selling our products directly to end customers. In July 2020, we acquired Harbor Mountain LLC, a company that has been producing and assembling many of our products.

Recent Events

Series A Convertible Preferred Stock

Beginning in the first quarter of 2020, we issued an aggregate of 60,000 shares of our Series A Convertible Preferred Stock, or Series A Preferred Stock, for an aggregate purchase price of $6,000,000. In May 2020, we completed our offering of Series A Preferred with the issuance of an additional 40,000 shares of Series A Preferred for an aggregate purchase price of $4,000,000.

The Series A Preferred Stock is senior to our shares of common stock, par value $0.001 per share, and each other class or series of our capital stock hereafter created (which we refer to collectively with the common stock as junior stock). Holders of Series A Preferred Stock are entitled to receive, in preference to any dividend paid or declared and set aside for any junior stock, dividends at a per share price equal to the Series A Preferred Stock original issue price at an annual rate equal to 7% compounded annually. Holders of Series A Preferred Stock are entitled to cast the number of votes, rounded down to the nearest whole number, equal to the number of votes that would be attributable to the shares of common stock issuable upon conversion of such shares of Series A Preferred Stock, assuming conversion on the date applicable to the vote. In the event of a liquidation, dissolution or winding up of our company, each share of Series A Preferred Stock will be entitled to a payment as set forth in the Certificate of Designation of the Series A Preferred Stock. The Series A Preferred Stock is convertible, at any time after issuance, into common stock at the election of the holder into an amount of shares equal to (i) the product of the Series A Preferred Stock original price plus accrued but unpaid dividends on the shares being converted, multiplied by the number of shares of Series A Preferred Stock being converted, divided by (ii) a conversion price of $7.43 per share, subject to adjustment.

In addition, pursuant to its terms, all outstanding shares of Series A Preferred Stock will automatically convert immediately prior to the closing of this offering into [•] shares of common stock based on a conversion formula equal to the quotient of (i) the lesser of (x) $70,000,000 and (y) 70% of the public offering price per share multiplied by the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis, divided by (ii) __________ (which represents the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis); provided, however, in the event the closing of this offering does not occur by December 31, 2020, the conversion price shall be adjusted to equal the product of (a) the conversion price then in effect immediately prior to such adjustment and (b) 85%. Accordingly, such shares of Series A Preferred Stock will no longer be outstanding following this offering.

Acquisition of TriGrow

On January 22, 2020 we completed the acquisition of all outstanding shares of TriGrow. TriGrow is an integrator and exclusive distributor of our premium indoor grow solutions for the indoor controlled agriculture marketplace. As part of the acquisition, we received TriGrow’s 75% interest in TriGrow Brands, LLC, a licensor of an established portfolio of consumer brands that utilize our grow technology. The license of these brands is ancillary to the sale of our AVFUs and provides a means to differentiate customers’ products in the marketplace. It is not a material aspect of our business and we have not realized any royalty income. Accordingly, we are currently evaluating whether to continue this legacy business from an operational standpoint, as well as from a legal and regulatory perspective. In consideration of TriGrow’s shares, we issued to TriGrow’s shareholders 942,028 shares of common stock. In addition, the closing conditions included the assumption of TriGrow’s outstanding obligation to invest $1,140,000 (the “Funding Amount”) in a form of a so called “Profit Interest” investment in CCI Finance, LLC (“CCI”). We included this investment as part of the consideration for the acquisition. We satisfied this obligation and made payment of the Funding Amount on January 24, 2020 pursuant to a Profits Interest Agreement with CCI. Under the Profits Interest Agreement, in return for our investment of the Funding Amount, CCI is obligated to share with us 28.5% of the net revenue generated from its equipment lease agreement with its customer, payable at least annually by CCI to us. The revenue sharing percentage is reduced from 28.5% to 20% once we have received payments equalling an 18% Internal Rate of Return on the Funding Amount (the “Preferred Return”) prior to the fifth anniversary of the agreement. The revenue sharing terminates upon the later of five years, or our attainment of the Preferred Return. To date, no revenue has been generated and shared with us under this agreement. Assuming a five-year payback, the annual payments required to reach the Preferred Return would be $364,500. Assuming a seven-year payback, the annual payments required to reach the Preferred Return would be $299,000.

As part of the acquisition of TriGrow, we made available 192,251 shares of our common stock for issuance to certain executives of TriGrow upon TriGrow’s and/or our receipt of $10,000,000 of accumulative purchase orders for TriGrow and/or our equipment, products, and services, for the period from November 21, 2019 through June 30, 2020 as a result of the efforts of the TriGrow executives. Such shares of common stock are to be distributed by us in our sole discretion to certain executives responsible for achievement of such milestone. We concluded that the earn-out, if materialized, will be considered as post combination services. Additionally, we concluded that the value associated with the earn-out to be de minimis. No earn-out was earned through June 30, 2020.

The purchase price for TriGrow was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition dates, with the remaining unallocated purchase prices recorded as goodwill. The fair value assigned to identifiable intangible assets acquired was determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by our management.

Transaction and related costs, consisting primarily of professional fees, directly related to the acquisition, totalled $45,000 for the nine months ended September 30, 2020. All transaction and related costs were expensed as incurred and are included in selling, general and administrative expenses.

The purchase price allocation for the business combination has been prepared on a preliminary basis and changes to those allocations may occur as additional information becomes available during the respective measurement period (up to one year from the acquisition date). Fair value still under review include values assigned to identifiable intangible assets and goodwill.

The following table sets forth the components and the allocation of the purchase price for the business combination:

Components of Purchase Prices:
Obligation to invest cash in profit interest	$1,140,000
Capital stock consideration	1,356,000
Noncontrolling Interest	207,000
Total purchase price	$2,703,000

Allocation of Purchase Price:
Net tangible assets:	568,000
Identifiable intangible assets:
Brand rights	930,000
Customer relationships	850,000
Total identifiable intangible assets	1,780,000
Goodwill	355,000
Total purchase price allocation	$2,703,000

Brand rights and Customer relationships were assigned estimated useful lives of ten years and nine years, respectively, the weighted average of which is approximately 9.5 years.

The amount of revenue of TriGrow included in our condensed consolidated statement of operations from the acquisition date of January 22, 2020 to September 30, 2020 was $4,000,000.

Acquisition of Harbor Mountain Holdings LLC

In July 2020, we acquired all the outstanding shares of Harbor Mountain Holdings LLC (“HMH”), located in the Atlanta, GA area, that has been producing and assembling many of our products. As part of the acquisition we waived net receivable owed amounting to $214,000 and assumed lease liabilities for existing equipment and premises. As part of the acquisition of HMH, we may issue stock options or shares of common stock (at our discretion), at a value of up to $100,000, to an executive of HMH upon achievement of certain milestones from the acquisition date through March 31, 2021, as a result of the efforts of the HMH executive. We concluded the earn-out, if materialized, will be considered as post business combination services. Additionally, we concluded that the value associated with the earn-out to be de minimis. No earn-out was earned through September 30, 2020.

The purchase price for this business combination was allocated by us to the tangible and intangible assets acquired and liabilities assumed based on its book value which estimated the fair values on the acquisition date, with the remaining unallocated purchase price recorded as goodwill.

Transaction and related costs, consisting primarily of professional fees, directly related to the acquisition, totalled $35,000 for the nine months ended September 30, 2020. All transaction and related costs were expensed as incurred and are included in selling, general and administrative expenses.

The following table sets forth the components and the allocation of the purchase price for the business combination:

Components of Purchase Price:
Waiver of net receivable owed to Agrify	$214,000
Total purchase price	$214,000

Allocation of Purchase Price:
Net tangible assets (liabilities):
Cash	4,000
Property and Equipment	831,000
Accounts payable	(187,000)
Accrued expenses	(23,000)
Financing lease liabilities	(649,000)
Net tangible (liabilities):	(24,000)
Goodwill	238,000
Total purchase price allocation	$214,000

The amount of revenue of HMH included in our condensed consolidated statement of operations from the acquisition date of July 22, 2020 to September 30, 2020 was $0. The acquisition of HMH is not deemed material under applicable SEC rules and accordingly we do not consolidate the financial statements of HMH.

The following pro forma financial information summarizes the combined results of operations for us, TriGrow and HMH, as though the acquisition of TriGrow and HMH occurred on January 1, 2019.

The unaudited pro forma financial information was as follows:

	Nine months ended September 30,
(In thousands)	2020	2019
Revenue, net	$7,766,000	$2,266,000
Net loss before non-controlling interest	$9,785,000	$5,425,000
Loss attributable to non-controlling interest	65,000	63,000
Net loss	$9,720,000	$5,362,000

The pro forma financial information for all periods presented above has been calculated after adjusting the results of TriGrow and HMH to reflect the business combination accounting effects resulting from these acquisitions, including acquisition costs and the amortization expense from acquired intangible assets as though the acquisition occurred on January 1, 2019. The historical consolidated financial statements have been adjusted in the pro forma combined financial statements to give effect to pro forma events that are directly attributable to the business combination.

The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on January 1, 2019.

Impact of coronavirus pandemic (“COVID-19”)

In March 2020, the World Health Organization declared the outbreak of the COVID-19 virus a global pandemic. This outbreak is causing major disruptions to businesses and markets worldwide as the virus continues to spread. A number of countries as well as certain states and cities within the United States have enacted temporary closures of businesses, issued quarantine or shelter-in-place orders and taken other restrictive measures in response to COVID-19.

To date, although all of our operations are operating, COVID-19 has caused some disruptions to our business, such as some temporary delays in the delivery of our inventory, although recently we are no longer experiencing such delays. Although the ability of our suppliers to timely ship their goods has affected some of our deliveries, currently the difficulties experienced by our suppliers have not yet materially impacted our ability to deliver products to our customers and we do not significantly depend on any one supplier. However, if this continues, it may negatively affect any inventory we may have and more significantly delay the delivery of merchandise to our customers, which in turn will adversely affect our revenues and results of operations.

The extent to which COVID-19 and the related global economic crisis, affect our business, results of operations and financial condition, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties (including new financial regulation and other regulatory reform) in response to the pandemic, and the effects on our produce, clients, vendors and employees. We continue to service our customers amid uncertainty and disruption linked to COVID-19 and we are actively managing our business to respond to its impact.

Paycheck Protection Program Loan under the Coronavirus Aid, Relief, and Economic Security Act

On May 7, 2020, we entered into a Loan Agreement and Promissory Note (collectively, the “PPP Loan”) with Bank of America pursuant to the Paycheck Protection Program (the “PPP”) under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) administered by the U.S. Small Business Administration (the “SBA”). We received total proceeds of $779,000 from the unsecured PPP Loan. The PPP Loan is scheduled to mature on May 7, 2022 and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. The PPP Loan may be prepaid at any time prior to its maturity with no prepayment penalties.

The PPP Loan contains customary events of default relating to, among other things, payment defaults and breaches of representations and warranties. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act and the PPP. The amount of loan proceeds eligible for forgiveness is based on a formula based on a number of factors, including the amount of loan proceeds used by us for certain eligible expenses, including payroll costs, rent payments on certain leases and certain qualified utility payments, provided that, among other things, at least 60% of the loan amount is used for eligible payroll costs, the employer maintaining or rehiring employees and maintaining salaries at certain level. In accordance with the requirements of the CARES Act and the PPP, we have used all of the proceeds from the PPP Loan primarily for payroll costs. We have not yet applied for forgiveness of this loan. We believe that we will be eligible for full forgiveness under the program, but there is no assurance that the full loan amount will be forgiven and we cannot anticipate the timing of any such forgiveness. If the principal amount is not forgiven in full, we would be obligated by May 7, 2022 to repay any principal amount not forgiven and interest accrued from May 7, 2020.

On July 27, 2020, Agrify Brands received a PPP Loan from Bank of America for total proceeds of $44,410. The PPP Loan is scheduled to mature on July 27, 2022, has an interest rate of 1.00% per annum and is subject to the terms and conditions mentioned above.

Convertible Promissory Notes and Warrants

On August 14, 2020, our board of directors approved the issuance of (i) convertible promissory notes (the “Notes”) in the aggregate principal amount of $5,000,000 with an initial maturity date of one year following issuance (which may be extended by us in our sole discretion for an additional one year, referred to as the “Maturity Date Extension”), convertible at our option or the holder of the Notes upon an initial public offering or public listing into shares of common stock and (ii) five year warrants to purchase a number of shares of common stock equal to 10% of the principal amount of Notes purchased by the purchasers at an exercise price per share equal $0.01 (and warrants to purchase an additional number of shares of common stock equal to 10% of the principal amount of Notes purchased by the purchasers at an exercise price per share equal to $0.01 in the event the maturity date of the Notes is extended by us).

Solely in the event we determine to effectuate the Maturity Date Extension, the outstanding principal balance of the Notes shall bear interest, in arrears accruing as of the issuance date of the Notes, at a rate per annum equal to eight percent (8%). Interest shall be computed on the basis of a 360-day year of twelve 30-day months and shall be payable on the maturity date, as extended.

Immediately prior to the consummation of a public transaction, in which are becoming a reporting issuer in the United States (the “Public Transaction”), the outstanding principal amount of the Notes together with all accrued and unpaid interest shall convert, at our option or the holder of the Notes, into a number of fully paid and non-assessable shares of common stock equal to the quotient of (i) the outstanding principal amount of the Notes together with all accrued and unpaid interest hereunder immediately prior to such Public Transaction divided by (ii) the Conversion Price. The “Conversion Price” shall mean a price equal to the quotient of the lesser of (x) $70 million and (y) 70% of the public offering price per share multiplied by the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis, divided by (ii) _____________ (which represents the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis); provided, however, in the event the closing of this offering does not occur by December 31, 2020, the Conversion Price shall be adjusted to equal the product of (a) the Conversion Price then in effect immediately prior to such adjustment and (b) 85%. In the event of a conversion upon Public Transaction, all shares of common stock issuable upon conversion of the Notes (at an assumed conversion price per share of $7.43, subject to adjustment pursuant to the terms of the Notes), all outstanding shares of our Series A convertible preferred stock (at an assumed conversion price per share of $7.43, subject to adjustment pursuant to the terms of Series A convertible preferred stock), and the exercise and/or conversion of any other outstanding convertible securities and options shall be deemed to be outstanding.

On September 30, 2020, our board of directors approved an increase to the maximum aggregate offering amount of the Notes to $10,000,000. On November 23, 2020, our board of directors approved a further increase to the maximum aggregate offering amount of the Notes to $13,500,000.

As of September 30, 2020, a total of $5,800,000 of Notes and warrants to purchase 580,000 shares of common stock were subscribed. Through September 30, 2020, the aggregate relative fair value of the warrants of $1,362,000 was recorded as debt discount at issuance and is being amortized over the term of the respective Notes.

During the nine months ended September 30, 2020, we determined that the Notes contained variable-share settlement features that represented derivative liabilities and contingent BCFs. The aggregate issuance date fair value of the variable-share settlement features was $1,160,000, which was recorded at issuance as a debt discount and is being amortized over the terms of the respective Notes. See the paragraph below — Derivative Liabilities — for additional details. During the nine months ended September 30, 2020, the contingently adjustable non-bifurcated, beneficial conversion features associated with the Notes were not resolved. Upon resolving such contingency we will estimate the intrinsic value of the beneficial conversion features based upon the difference between the fair value of the underlying common stock at the commitment date of the Note transaction and the adjusted conversion price embedded in the Notes.

Derivative Liabilities

During the nine months ended September 30, 2020, we recorded Level 3 derivative liabilities that were measured at fair value at issuance in the aggregate amount of $1,160,000 related to the variable-share settlement features of certain convertible notes payable. See previous paragraph– Convertible Promissory Notes for additional details. On September 30, 2020, we recomputed the fair value of the variable-share settlement features recorded as derivative liabilities to be $1,163,000. The loss on the change in fair value between the issuance date and September 30, 2020 was recorded to interest expense for the nine months ended September 30, 2020.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions about collection of accounts and notes receivable, the valuation and recognition of stock- based compensation expense, valuation allowance for deferred tax assets and useful life of fixed assets and intangible assets.

Financial Overview

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial position and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate estimate, which include estimates related to accruals, stock-based compensation expense, and reported amounts of revenues and expenses during the reported period. We base our estimates on historical experience and other market-specific or other relevant assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from those estimates or assumptions.

Revenue Recognition

In accordance with Topic 606, we account for a customer contract when both parties have approved the contract and are committed to perform their respective obligations, each party’s rights can be identified, payment terms can be identified, the contract has commercial substance, and it is probable that we will collect substantially all of the consideration to which we are entitled. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

We generate revenue from the following sources: (1) equipment sales and (2) services sales. We sell our equipment and services to customers under a combination of a contract and purchase order.

Equipment revenue includes sales from proprietary products designed and engineered by us such as vertical farming units, integrated grow racks, and LED grow lights, and non-proprietary products designed, engineered, and manufactured by third parties such as air cleaning systems and pesticide-free surface protection. For proprietary products, the transaction price is generally in the form of a fixed fee at contract inception and variable consideration in the form of royalties based on contractual percentage of the net selling price of any proprietary product sold by our customers. For non-proprietary products, the transaction price is generally in the form of a fixed fee at contract inception and variable consideration in the form of revenue share based on a contractual percentage of gross margin of any non-proprietary product sold by our customers. We do not offer a right of return for sales of equipment.

Service revenue includes sales from cloud-based solutions that allow customers to use hosted software over the contract period without taking possession of the software and are provided on a subscription basis with technical support. The transaction price is variable consideration in the form of a monthly fee determined at contract inception based on the total number of active software users. We offer service credits in those instances where software uptime does not meet predetermined performance thresholds.

Variable consideration in the form of royalties, revenue share, monthly fees, and service credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Variable consideration is typically not subject to constraint. Changes to variable consideration were not material for the periods presented.

We typically satisfy our performance obligations for equipment sales when equipment is made available for shipment to the customer. We typically satisfy our performance obligations for services sales as services are rendered to the customer.

We enter contracts that can include various combinations of equipment and services, which are generally capable of being distinct and accounted for as separate performance obligations.

We allocate total contract consideration to each distinct performance obligation in an arrangement on a relative standalone selling price basis. The standalone selling price reflects the price we would charge for a specific piece of equipment or service if it was sold separately in similar circumstances and to similar customers.

Other Policies and Judgments — We have elected to treat shipping and handling activities after the customer obtains control of the goods as a fulfilment cost and not as a promised good or service. Accordingly, we will accrue all fulfilment costs related to the shipping and handling of consumer goods at the time of shipment. We have payment terms with our customers of one year or less and has elected the practical expedient applicable to such contracts not to consider the time value of money. Sales, value add, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

Contract Balances — We receive payment from customers based on specified terms that are generally less than 30 days from the satisfaction of performance obligations. There are no contract assets related to performance under the contract. The difference in the opening and closing balances of our deferred revenue primarily results from the timing difference between our performance and the customer’s payment. We fulfil our obligations under a contract with a customer by transferring products and services in exchange for consideration from the customer. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional. We recognize deferred revenue when we have received consideration or an amount of consideration is due from the customer and we have a future obligation to transfer certain proprietary products.

We generally provide a one-year warranty on its products for materials and workmanship but may provide multiple year warranties as negotiated, and will pass on the warranties from its vendors, if any, which generally covers this one year period. In accordance with ASC 450-20-25, we accrue for product warranties when the loss is probable and can be reasonably estimated. At September 30, 2020, we had no product warranty accrual our de minimis historical financial warranty experience.

Accounting for Business Combinations

We allocated the purchase price of acquired company to the tangible and intangible assets acquired, including in-process research and development assets, and liabilities assumed, based upon their estimated fair values at the acquisition date. These fair values are typically estimated with assistance from independent valuation specialists. The purchase price allocation process requires us to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, contractual support obligations assumed, contingent consideration arrangements, and pre-acquisition contingencies.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•        future expected cash flows from software license sales, support agreements, consulting contracts, other customer contracts, and acquired developed technologies;

•        expected costs to develop in-process research and development into commercially viable products and estimated cash flows from the projects when completed;

•        the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio;

•        cost of capital and discount rates; and

•        estimating the useful lives of acquired assets as well as the pattern or manner in which the assets will amortize.

The fair value assigned to identifiable intangible assets acquired during the nine months ended September 30, 2020, was determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by our management.

Income Taxes

We account for income taxes pursuant to the provisions of ASC Topic 740, “Income Taxes,” which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

We follow the provisions of ASC 740-10-25-5, “Basic Recognition Threshold.” When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10-25-6, the benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. We believe our tax positions are all highly certain of being upheld upon examination. As such, we have not recorded a liability for unrecognized tax benefits.

We recognize the benefit of a tax position when it is effectively settled. ASC 740-10-25-10, “Basic Recognition Threshold” provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. ASC 740-10-25-10 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority. For tax positions considered effectively settled, we recognize the full amount of the tax benefit.

Accounting for Stock-Based Compensation

We follow the provisions of ASC Topic 718, “Compensation — Stock Compensation.” ASC Topic 718 establishes standards surrounding the accounting for transactions in which an entity exchanges its equity instruments for goods or services. ASC Topic 718 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, such as options issued under our Stock Option Plans.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. This model incorporates certain assumptions for inputs including a risk-free market interest rate, expected dividend yield of the underlying common stock, expected option life and expected volatility in the market value of the underlying common stock.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options and warrants have characteristics different from those of its traded stock, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such stock options. The risk-free interest rate is based upon quoted market yields for United States Treasury debt securities with a term similar to the expected term. The expected dividend yield is based upon our history of having never issued a dividend and management’s current expectation of future action surrounding dividends. We calculate the expected volatility of the stock price based on the corresponding volatility of our peer group stock price for a period consistent with the underlying instrument’s expected term. The expected lives for such grants were based on the simplified method for employees and directors.

In arriving at stock-based compensation expense, we estimate the number of stock-based awards that will be forfeited due to employee turnover. Our forfeiture assumption is based primarily on its turn-over historical experience. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment will be made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in our financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment will be made to lower the estimated forfeiture rate, which will result in an increase to expense recognized in our financial statements. The expense we recognize in future periods will be affected by changes in the estimated forfeiture rate and may differ significantly from amounts recognized in the current period.

It is important that the discussion of our operating results that follows be read in conjunction with the critical accounting policies disclosed above.

Fair value of common stock

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our share-based awards were determined on each grant date by our board of directors. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; our financial condition and operating results, including our levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions; and the lack of marketability of our common stock. Valuations of our common stock were prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

For our valuation performed on September 30, 2019, March 20, 2020 and September 14, 2020, we used the income and market methods to estimate our enterprise value under various financing scenarios based on the discounted cash flow approach and a market approach of comparable peer public companies. The estimated enterprise value under each method was then allocated to the common stock, discount for lack of marketability was applied, and the resulting value of common stock was probability-weighted across the various financing scenarios to determine the fair value of common stock.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

After the completion of this offering, the fair value of each share of underlying common stock will be determined based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Results of Operations

Comparison of the Nine Months Ended September 30, 2020 and 2019

The following table summarizes our results of operations for the nine months ended September 30, 2020 and 2019:

	Nine Months ended September 30,
	2020	2019
Revenue, net	$7,734,000	$2,425,000
Cost of goods sold	6,874,000	2,716,000
Gross profit (loss)	860,000	(291,000)
OPERATING EXPENSES
Research and development	2,392,000	31,000
Selling, general and administrative expenses	6,940,000	876,000
Total operating expenses	9,332,000	907,000
Operating loss	8,472,000	1,198,000
Interest expense, net	139,000	3,000
Net loss before non-controlling interest	8,611,000	1,201,000
Loss attributable to non-controlling interest	49,000	—
Net loss attributable to Agrify Corporation.	$8,562,000	$1,201,000

Revenues

Our goal is to provide our customers with a variety of products to address their entire needs. Our core product offering includes our Agrify Vertical Farming Units and Agrify Integrated Grow Racks with our Agrify Insights™ software, which in 2020 are supplemented with environmental control products, grow lights, and facility build-out services.

During the first quarter of 2020 and in parallel with the outbreak of the COVID-19 virus, we experienced a disruption in the supply chain that delay the delivery of several components necessary to the manufacturing of our Agrify Vertical Farming Units (or AVFUs) and as a result, delivery of several AVFUs was delayed to April 2020.

We generate revenue from sales of cultivation solutions, including ancillary products and services, Agrify Insights™ software and facility build-outs. We believe that our product mix form an integrated ecosystem which allows us to be engaged with our potential customers from early stages of the grow cycle — first during the facility build-out, to the choice of cultivation solutions and then running the grow business with our Agrify Insight software. We believe that delivery of each solution in the grow cycle will generate sales of additional solutions and services.

The following table provides a breakdown of our revenue for the nine months ended September 30, 2020 and 2019:

	Nine Months ended September 30,
	2020	2019
Cultivation solutions, including ancillary products and services	$4,594,000	$2,406,000
Facility build-outs	3,019,000	—
Services	121,000	19,000
	$7,734,000	$2,425,000

Revenue from cultivation solutions and ancillary products for the first nine months of 2020 and 2019 were generated mainly from the delivery of 179 AVFUs to a customer in Washington state and 63 AVFUs to a customer in Colorado state, respectively. Revenue from delivery of cultivation solutions is one-time in nature and the number of AVFUs we delivered to each customer is ordered by the customer and designed to maximize its grow space. its grow space.

With the formation of our joint venture with Valiant-America in December 2019 through Agrify-Valiant, we added the facility build-outs to our products and services offering. We generated revenue from facility build-out services starting in the second quarter of 2020. We believe that combining facility build-out services with our other products will enhance the productivity of our AVFUs and benefit our customers.

Cost of Revenues

Cost of goods sold include direct cost of parts and outsourced assembly and installation services that are necessary for delivery of our products.

The following table provides a breakdown of our cost of revenue for the nine months ended September 30, 2020 and 2019:

	Nine Months ended September 30,
	2020	2019
Cultivation solutions, including ancillary products and services	$3,945,000	$2,716,000
Facility build-outs	2,929,000	—
	$6,874,000	$2,716,000

During the first six months of 2020, we outsourced the manufacturing of our AVFUs to HMH, which we acquired in July 2020. Although the primary reason we acquired HMH was to expand our research, development and testing capabilities, the acquisition will also provide us with internal capabilities to manufacture small quantities of AVFUs and to reduce our cost of manufacturing. In addition, in December 2020, we entered into a five year supply agreement with Mack Molding Co. (“Mack”) pursuant to which Mack will become a key supplier of our AVFUs. We believe the supply agreement with Mack will provide us with increased scaling capabilities and the ability to more efficiently meet the potential future demand of our customers.

Gross Profit

Our gross profit represents total revenue less the cost of goods sold, and gross margin is gross profit expressed as a percentage of total revenue. For the nine months ended September 30, 2020, our gross profit was $860,000 compared to a loss of $291,000 for the nine months ended September 30, 2019.

The increase in gross profit was primarily related to (i) the aforementioned increase in net sales and (ii) a significant increase in our gross profit margin percentage (gross profit as a percentage of net sales). Our gross profit margin percentage increased to 11.1% for the nine months ended September 30, 2020 compared to a loss of 12.0% in the same period in 2019. The higher gross profit margin percentage is primarily due to higher negotiated prices on our products and a more favorable sales mix of proprietary and exclusive branded products. The acquisition of TriGrow in January 2020 allows us to sell our products directly to end customers and to generate higher gross profits. We expect that our marketing efforts aimed at driving demand and expanding our customer base, combined with our cost reduction initiatives, will result in higher gross margins in the future.

Research and Development Expenses

Research and development expenses consisted primarily of costs incurred for the development of Agrify Insight and next generation VFUs, which includes:

•        employee-related expenses, including salaries, benefits, and travel;

•        expenses incurred by subcontractor under agreements to provide engineering work related to the development of our next generation VFUs;

•        expenses related to our facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies.

We did not have any significant research and development operation during the first nine months of 2019. For the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, research and development expenses were $2,392,000 and $31,000, respectively. The increase of $2,360,000 is primarily attributable to payroll and related expenses of approximately $874,000, consulting fees of $441,000, and to halted development of hardware solution for deployment of rapid grow solution of $739,000, discarded research and development center in Colorado of $107,000, expenses related to grant of stock options in the amount of $121,000 and increase in hired employees and consultants for research and development activities.

As a percentage of net revenue, research and development expenses represented were 30.9% from total revenue for the nine months ended September 30, 2020, compared to 1.3% for the nine months ended September 30, 2019. We expect to continue to invest in future developments of our AVFUs and Agrify Insights™ and accordingly expect that research and development expenses for fiscal year 2020 will be increased. However, when measured as a percentage from net revenue, we believe that research and development expenses will decrease due to an increase in our total revenue.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist principally of salaries and related costs for personnel, including stock-based compensation and travel expenses, in selling, executive and other administrative functions. Other general and administrative expenses also include professional fees for legal, consulting and accounting services as well as facility related costs.

For the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, general and administrative expenses were $6,940,000 and $876,000, respectively. The increase is attributable mainly to payroll and related expenses of approximately $2,525,000, grant of stock options in the amount of $585,000, expenses of $856,000 related to our efforts to become publicly listed, marketing expenses of approximately $376,000, professional service fees of approximately $438,000, depreciation and amortization expenses of approximately $270,000, travel and entertainment expenses of approximately $120,000, legal expenses of approximately $170,000 and legal costs related to our merger and acquisition activity of $80,000. The remaining increase is attributable to our office lease and other administration expenses. To support our long-term growth plan and our initial public offering, we undertook several initiatives in the second half of 2019 and early 2020 which resulted in higher compensation costs, consulting fees and audit/legal fees, including, but not limited to, the hiring of executives such as our new Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel, and engaging new professionals such as an auditor, law firm and several accounting and audit-related consultants.

We have granted stock options to officers, directors and employees which have several vesting conditions, including an event-based vesting acceleration (defined as a change in control, including an initial public offering). A change in control, including the consummation of this offering, would trigger a significant event-based stock compensation charge in the quarter during which this offering is completed. If this offering is consummated during the fourth quarter of 2020, the estimated share-based compensation cost for stock options granted as of September 30, 2020 would be approximately $1,000,000.

Interest (income) Expense, net

Interest expense was $139,000 for the nine months ended September 30, 2020 compared to $3,000 for the nine months ended September 30, 2019, reflecting an increase of $136,000.

The increase in interest expense is attributable mainly to the amortization of debt discount related to the issuance of convertible promissory notes in the amount of $87,000 and interest-bearing accounts in the amount of $53,000.

Loss attributable to non-controlling interest

We consolidate the results of operations of two less than wholly-owned entities into our consolidated results of operations. On December 8, 2019, we formed Agrify Valiant LLC, a joint-venture limited liability company in which we are 60% majority owner and Valiant-America, LLC owns 40%. Agrify Valiant LLC started its operations during the second quarter of 2020. On January 22, 2020, as part of the acquisition of TriGrow, we received TriGrow’s 75% interest in Agrify Brands, LLC (formerly TriGrow Brands, LLC), a licensor of an established portfolio of consumer brands that utilize our grow technology. The license of these brands is ancillary to the sale of our AVFUs and provides a means to differentiate customers’ products in the marketplace. It is not a material aspect of our business and we have not realized any royalty income. Accordingly, we are currently evaluating whether to continue this legacy business from an operational standpoint, as well as from a legal and regulatory perspective.

Loss attributable to non-controlling interest represents the portion of profit (or loss) that are attributable to non-controlling interest calculated as a product of the net income of the entity multiplied by the percentage of ownership held by the non-controlling interest.

Comparison of the Year Ended December 31, 2019 and 2018

The following table summarizes our results of operations for the year ended December 31, 2019 and 2018:

	Years ended December 31,
	2019	2018
Revenue, net	$4,088,000	$1,769,000
Cost of goods sold	4,333,000	1,547,000
Gross profit (loss)	(245,000)	222,000
OPERATING EXPENSES
Research and development	109,000	17,000
Selling, general and administrative expenses	2,737,000	1,221,000
Total operating expenses	2,846,000	1,238,000
Operating loss	(3,091,000)	(1,016,000)
Miscellaneous income, net	49,000	2,000
Net loss	$(3,042,000)	$(1,014,000)

Revenues

We had limited revenues from operations in each of the last two fiscal years. Through 2018 and 2019, we concentrated our business with TriGrow, acting as our exclusive distributor. Our revenues were generated from cultivation solutions and ancillary products from the delivery of 135 AVFUs to three of TriGrow’s customers in Nevada and Colorado in the total amount of $4,088,000 for the year ended December 31, 2019 compared to delivery of 78 AVFUs to one of TriGrow’s customers in Nevada in the total amount of $1,769,000 for the year ended December 31, 2018. During January 2020, we acquired TriGrow and began selling our products directly to end customers. In connection with our acquisition of TriGrow in January 2020, we inherited the three customers noted above along with one other legacy end-user customer who had purchased AVFUs through TriGrow. One of these customers took delivery of our AVFUs in 2020, for which we recognized revenue within the first nine months of 2020. After the acquisition, as we ramped up our sales force and transitioned to selling our cultivation solutions directly, we focused our sales efforts on a wide variety of other potential customers, including the customers that are reflected in our qualified pipeline. Although the revenue recognized from one of these legacy customers during the first nine months of 2020 constituted a substantial majority of our revenue during this transition period following the TriGrow acquisition, we expect that these legacy customers collectively will have a de-minimus contribution to our revenues going forward. For example, none of these legacy customers are included in our qualified pipeline. Our business is not substantially dependent on any of these customers and the loss of any of such customers, individually or collectively, would not have a material adverse effect on our business.

Cost of Revenues

Cost of goods sold include direct cost of parts and outsourced assembly and installation services that are necessary for delivery of our products. Our cost of revenues was $4,333,000 for the year ended December 31, 2019 compared to $1,547,000 for the year ended December 31, 2018. As we increased the production in 2019, we experienced higher costs of revenues are related to shipping and outsourced assembly costs. We expect to develop internal assembly capabilities and negotiate lower prices with parts manufacturers and therefore we expect that the costs of our AVFUs, as a percentage of revenue, will decrease in the future.

Gross Profit

Our gross profit represents total revenue less the cost of goods sold, and gross margin is gross profit expressed as a percentage of total revenue. For the year ended December 31, 2019, our gross loss was $245,000 compared to a gross profit of $222,000 for the year ended December 31, 2018. As described above, we expect to generate positive gross margin in the future.

Research and Development Expenses

Research and development expenses consisted primarily of costs incurred for the development of Agrify Insight and next generation AVFUs, which includes:

•        employee-related expenses, including salaries, benefits, and travel;

•        expenses incurred by subcontractor under agreements to provide engineering work related to the development of our next generation AVFUs;

•        expenses related to our facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies.

For the year ended December 31, 2019 compared to the year ended December 31, 2018, research and development expenses were $109,000 and $17,000, respectively. The $92,000 increase is primarily attributable to the increase in hired employees and consultants for research and development activities. Our research and development expenses during fiscal years 2019 and 2018 were minimal and we expect such expenses to increase during fiscal year 2020.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist principally of salaries and related costs for personnel, including stock-based compensation and travel expenses, in selling, executive and other administrative functions. Other general and administrative expenses also include professional fees for legal, consulting and accounting services as well as facility related costs.

For the year ended December 31, 2019 compared to the year ended December 31, 2018, general and administrative expenses were $2,737,000 and $1,221,000, respectively. The $1,516,000 increase is primarily attributable to professional expenses and consultants of approximately $438,000, marketing expenses of $414,000, grants of stock options in the amount of $109,000, salary and related expenses related to an increase in hired employees of $158,000, travel and entertainment expenses of approximately $88,000, legal expenses of approximately $60,000 and technology subscription expenses of $103,000. The remaining increase is attributable to office lease and other administration expenses.

Other Income (Expense)

Other income consisted primarily of interest income charged to our customers for late payments and bank fees expenses.

Net Loss

Our net loss for the year ended December 31, 2019 was $(3,042,000) compared with a net loss of $(1,014,000) for the year ended December 31, 2018. The net loss is influenced by the matters discussed in the other sections of the Management Discussion and Analysis.

Liquidity and Capital Resources

Our ability to continue as a going concern is dependent on our ability to raise additional capital and implement our business plan until we generate sufficient cash from operating activities to support our investment and financing needs. Since our inception, we have been funded by revenues from operations and investments in our company.

As of September 30, 2020, we had $4,958,000 of cash. We believe that our cash, cash resulting from the issuance of our 2020 convertible promissory notes, cash resulting from the public offering and cash flows from operations will be sufficient to support our planned operations for at least the next 12 months. Our current working capital needs are to support accounts receivable growth, manage inventory to meet demand forecasts and support operational growth. Our long-term financial needs primarily include working capital requirements and capital expenditures. There are many factors that may negatively impact our available sources of funds in the future, including the ability to generate cash from operations, raise debt capital and raise cash from the issuance of our securities. The amount of cash generated from operations is dependent upon factors such as the successful execution of our business strategy and general economic conditions.

We may opportunistically raise debt capital, subject to market and other conditions. Additionally, as part of our growth strategies, we may also raise debt capital for strategic alternatives and general corporate purposes. If additional financing is required from outside sources, we may not be able to raise such capital on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition may be adversely affected.

Indebtedness

We received the PPP Loans with Bank of America pursuant to the PPP under the CARES Act administered by the SBA. We received total proceeds of $823,410 from the unsecured PPP Loans which are scheduled to mature during 2022. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act and the PPP. We have not yet applied for forgiveness of the PPP Loan and although we believe that we will be eligible for full forgiveness under the PPP, there is no assurance that the full PPP Loan amount will be forgiven and we cannot anticipate the timing of any such forgiveness. If the principal amount is not forgiven in full, we would be obligated to repay any principal amount not forgiven and interest accrued thereon.

Cashflow

The following table presents the major components of net cash flows from and used in operating, investing and financing activities for the nine months ended September 30, 2020 and for years ended December 31, 2019 and 2018:

	September 30, 2020	December 31, 2019	December 31, 2018
Cash (used in) provided by:
Operating Activities	$(10,723,000)	$(3,441,000)	$49,000
Investing Activities	$(1,195,000)	$(184,000)	$—
Financing Activities	$16,670,000	$3,746,000	$—

Cashflow from Operating Activities

For the nine months ended September 30, 2020, we realized net loss of $8,562,000, which includes non-cash expenses of $261,000 related to depreciation and amortization, $803,000 in connection with the issuance of stock options, non-cash interest expenses of $95,000 related to the issuance of notes payable and $119,000 from the disposal of fixed assets, partially offset by loss attributed to non-controlling interest in the amount of $49,000. Net cash was reduced by a $622,000 increase in accounts receivable, a $1,673,000 increase in prepaid inventory due to demand forecast, a $2,099,000 decrease in deferred revenue, partially offset by $507,000 increase in accrued expenses, a $42,000 decrease in prepaid expenses, and a $455,000 increase in accounts payable.

For the year ended December 31, 2019, we realized net loss of $3,042,000, which includes non-cash expenses of $10,000 related to depreciation and amortization, and $109,000 in connection with issuance of stock options. Net cash was reduced by a $369,000 increase in inventory due to demand forecast, a $366,000 increase in prepaid expenses and other receivables, and an $833,000 decrease in accounts payable, partially offset by a $355,000 increase in accrued expenses, and a $695,000 increase in deferred revenue.

For the year ended December 31, 2018, we realized net loss of $1,014,000, which includes non-cash interest expense of $11,000. Net cash was increased by an $841,000 increase in accounts payable, and a $1,022,000 increase in deferred revenue, partially offset by a $845,000 increase in inventory due to demand forecast.

For the nine months ended September 30, 2020 and for the years ended December 31, 2019 and 2018, depreciation and amortization expense was $261,000, $10,000, and $0, respectively. We anticipate that our depreciation and amortization expense will increase in fiscal 2020 due to expected capital expenditures in fiscal 2020 on property and equipment to expand research, development and testing capabilities.

For the nine months ended September 30, 2020 and for the years ended December 31, 2019 and 2018, compensation in connection with issuance of stock options was $803,000, $109,000, and $0, respectively. As of September 30, 2020, there was $2,036,000 of total unrecognized compensation cost related to unvested options granted under our options plans, which will be expensed through fiscal 2024.

To support our long-term growth plan and our proposed initial public offering, during fiscal year 2019 and the first nine months of 2020, we hired employees and executives, invested in research and development and sales and marketing activities, and increased our inventory. While creating a net loss and negative cash flow from operations, these activities laid the foundation that resulted in our current sales backlog and qualified pipeline.

Cashflow from Investing Activities

Net cash used in investing activities relates to capital expenditures to support growth and investment in property and equipment, to expand research, development and testing capabilities, and to a lesser extent, the replacement of existing equipment.

For the nine months ended September 30, 2020, net cash used in investing activities was $1,195,000, which includes $1,092,000 paid in connection with the acquisition of TriGrow and $103,000 cash outflow for purchasing computer equipment and small machinery.

For the year ended December 31, 2019, net cash used in investing activities was $184,000 and consisted of a $143,000 investment in our website domain and trademark, and a $41,000 cash outflow for purchasing computer equipment and small machinery.

We did not have any investment activities in the year ended December 31, 2018.

Cashflow from Financing Activities

For the nine months ended September 30, 2020, net cash provided by financing activities was $16,670,000, primarily attributable to the $10,000,000 proceeds from the issuance of our Series A Preferred Stock, $5,800,000 proceeds from the issuance of notes payable and the $823,000 PPP Loan under the CARES Act.

For the year ended December 31, 2019, net cash provided by financing activities was $3,746,000, consisting of $3,879,000 in capital contributions resulting from the issuance of our common stock to an investor, partially offset by a $133,000 repayment of a loan from a related party.

We did not have any financing activities in the year ended December 31, 2018.

Contractual Obligations

At September 30, 2020, our contractual obligations were as follows:

		Payments Due by Period
	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years
Notes Payable, derivative liability and long-term debt	$5,356,000	$4,963,000	$393,000	$—	$—
Short term lease obligations	66,000	66,000	—	—	—
Finance lease obligations	729,000	190,000	344,000	167,000	28,000
Purchase obligations	1,351,000	1,351,000	—	—	—
Total contractual obligations	$7,502,000	$6,570,000	$737,000	$167,000	$28,000

Our purchase obligations are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. Agreements to purchase goods or services that have cancellation provisions with no penalties are excluded from these purchase obligations. Upon completion of this offering, the notes payable will be converted into shares of our common stock.

BUSINESS

Overview

We are a developer of highly advanced and proprietary precision hardware and software grow solutions for the indoor agriculture marketplace. We believe we are the only company with an automated and fully integrated grow solution in the indoor agriculture industry. We believe our Agrify “Precision Elevated™” cultivation solution is vastly differentiated from anything else on the market in that it combines our seamlessly integrated hardware and software offerings with a wide range of associated services such as consulting, engineering, and construction to form what we believe is the most complete solution available from a single provider. The totality of our product mix and service capabilities form an integrated ecosystem in what has historically been an extremely fragmented market for the various components needed for indoor agriculture. As a result, we believe we are well situated to create a dominant market position in the indoor agriculture sector.

Despite the fact that the indoor agriculture space is rapidly growing, our grower customers face some significant obstacles to their operations (such as lack of standard operating procedures, poor ventilation and air circulation, disease and pest mitigation and unutilized vertical space) that pose a serious threat to their long-term profitability. We believe that our turnkey, fully integrated Agrify “Precision Elevated™” cultivation solution is the key to resolving many of the challenges our customers encounter. With years of indoor agriculture industry experience and extensive domain expertise, our team is able to work closely with cultivators across various commercial segments including fruits, vegetables, hemp and cannabis. While we do not cultivate, come in contact with, distribute or dispense cannabis or any cannabis derivatives that are currently prohibited under United States federal law, our cultivation solutions can be used within indoor grow facilities by cannabis cultivators.

Not only do we provide our valued customers with the tangible benefit of working with a single provider in what has historically been a decentralized market full of piecemeal solutions that were not necessarily designed and engineered to work harmoniously with one another, we have also elevated the entire indoor growing experience. Through our cutting-edge grow solutions, we believe we give our customers the tools they need to operate their facilities with more precision, consistency and increased yields while helping them achieve higher returns on investments in equipment such as ours. Our goal is always to enable our customers to consistently produce the highest quality products at the lowest cost possible.

We have generated significant momentum in the U.S. market with our proprietary Agrify “Precision Elevated™” cultivation solution, which is the result of extensive research and development, and we expect to have significant expansion opportunities over time both domestically and globally. We have set ourselves apart by bringing to market this technologically savvy, bundled solution of equipment, software and services that is turnkey, end-to-end, fully integrated and optimized for precision growing. As we continue to accelerate our growth, we have started taking pre-orders for the newest version of our flagship hardware product, version 3.5 of the Agrify Vertical Farming Unit (AVFU), as well as our proprietary SaaS product, Agrify Insights™.

The Agrify Vertical Farming Unit

Agrify Insights™

Our core business model includes substantial equipment sales for the AVFUs as well as recurring SaaS revenues from our customers’ use of Agrify Insights™, as our software is licensed by customers through a subscription that allows us to charge monthly fees for its continued use. Additionally, we are able to drive even more revenue and new business through our service offerings and complementary products. All of our AVFU-related revenue has come from sales of the first three generations of our AVFU, which has substantially similar functionality as the AVFU version 3.5. We have also been selling LED lights, a small amount of environmental threat mitigation products from Bluezone and Enozo and other grow and ancillary equipment. We started 2020 with a backlog of $4 million and during the first six months of 2020 we received additional bookings of $36.9 million in the form of purchase orders or purchase commitments. We recognized revenue of $7.7 million during the first nine months of 2020, and expect to recognize revenue of approximately 75% from the remaining backlog of $29.2 million by June 2021 and the rest gradually thereafter. As of October 28, 2020, we have $121 million of carefully vetted potential sales opportunities (which we refer to as our qualified pipeline). Of this, $53 million of qualified pipeline was generated through our company directly and $68 million through our Agrify-Valiant Joint-Venture. We are presently working to convert this pipeline into confirmed bookings over the next 12 months.

We place a heavy emphasis on the qualification process to ensure that all active opportunities in our qualified pipeline have been meticulously vetted. The resulting qualified pipeline is a byproduct of the due diligence investigation we conduct to get to know our potential customers. We believe our consultative sales process helps us ensure that our prospective buyers would significantly benefit from our solutions, and that they have all the means (or a concrete plan to acquire the means) necessary to make a purchasing decision within 12 months. Key vetting criteria in our due diligence analysis includes the potential customer’s financial resources, its ability to identify and secure a suitable facility site, and the likelihood it will be able to obtain all of the necessary local and state provisional licenses. Our qualified pipeline is intended to show only the opportunities that we expect to close within a 12-month period. All other opportunities are engaged in our sales funnel. Although we have a high level of confidence that our qualified pipeline will translate into bookings over the next 12 months, there can be no assurance that we will be successful in such pursuits.

We target large scale high-value enterprise sales versus high-volume sales, and we believe that we will be able to significantly scale our business in the coming years without needing to significantly increase our headcount. Additionally, three of our last four purchase orders or purchase commitments (all of which were secured during 2020) have been for between $7.2 million and $11.1 million, and we expect that our average contract size will increase over time as well as we begin to partner with larger facilities that require more equipment and services. We have also recently unveiled new capabilities and partnerships around facility design, engineering, construction, and equipment financing. Ultimately, we are confident that our ability to support our customers with a full range of indoor grow solutions and services should position us to be the provider of choice in the market.

We also believe that the development of stronger business, operational and compliance practices across indoor agriculture in general is inevitable as the sector continues to evolve and mature, making our integrated, turnkey solution even more attractive to customers. We have witnessed firsthand that indoor agriculture facilities are becoming more sophisticated business enterprises that seek innovative technologies like ours, as well as well-honed business and operational processes, to produce at scale, high-quality products with consistency that meet the growing demand and needs of end users. Through our Agrify “Precision Elevated™” cultivation solution, our customers gain the ability and huge advantage to create consistent high-quality products with repeatability across all of their operations, wherever located, similar to any other consumer product company such as branded food or drink product companies.

Our Competitive Strengths

We believe our business has, and our future success will be driven by, the following competitive strengths:

•        Innovative Technology in an Attractive Growing Industry.    Our innovative solutions are aimed at large and growing U.S. domestic and global markets. We believe we are the only provider of a fully integrated end-to-end hardware and software turnkey solutions for indoor cultivation facilities that allows customers to produce, at scale, high-quality products with consistency that meet the growing demand and needs of end users at a relatively low cost. As such, we believe we have a first mover advantage due to innovating this new type of precision cultivation solution, which is already designed, manufactured and implemented in a number of commercial scale deployments across multiple states within the U.S.

•        Integrated Proprietary Components.    We design and create our own hardware, software and standard operating procedures (SOPs) from the ground up, rather than buying piecemeal from third parties. We take a systems-engineered integrated approach that we believe has inherent advantages over other, ad-hoc systems.

•        Emphasis on Precision and Consistency Through Our Proprietary Grow Solutions.    While being able to help our customers increase capacity, yield and consequently revenues holds a tremendous amount of value, we believe that our biggest differentiator is our ability to impact the actual quality and consistency of the output by controlling the environment in which the crops are grown and all of the variables that influence harvests with an unparalleled level of precision. The byproduct of our Agrify “Precision Elevated™” cultivation solution is that our customers are able to create consistent high-quality products with repeatabililty from anywhere similar to any other consumer product company that provides a branded food or drink product.

•        Market Knowledge and Understanding.    We have extensive experience with controlled agriculture environments and scale-up manufacturing, as well as industry technical knowledge and relationships. We are keenly aware of the struggles that indoor cultivators face, and we serve as a credible and collaborative partner through the entire customer lifecycle. We believe that our fully integrated turnkey grow solutions and ancillary services are the key to resolving many of the challenges our customers face.

•        Differentiated Business Model.    Unlike many of our competitors, we offer a diversified mix of hardware, software and services, which leads to multiple revenue streams. Given the nature of our deployments, we become deeply embedded in our customers’ operations through the sale of our AVFUs, and this puts us in a position where their success is directly tied to our equipment. By generating substantial AVFU hardware sales, we end up forming a large installed user base for future high-margin and stable recurring SaaS revenues via our Agrify Insights™ software.

•        Strategic Investment from and Deep Integration with Large Asian Manufacturer.    Our shareholder base includes Inventronics, which is based in Hangzhou, Zhejiang, China, and the founder of Inventronics is a member of our board of directors. Inventronics is currently one of the largest companies in the world engaged in the design and manufacture of high efficiency, high reliability and long-life LED drivers, and Inventronics has worked with us to develop our LED lighting technology. In 2016, Inventronics became a public company in China and currently has factories in China, India and Mexico. Although we are not a party to a definitive agreement that governs our relationship with Inventronics, we believe our long-term relationship with this large manufacturer will allow us to the most advanced LED driver technology into our products and gain research and development support for any custom power supply needs that we have. It also should lead to a reduction in our manufacturing costs by allowing us to procure competitively priced power electronics, which are critical to the operation of our LED lights and AVFUs. In addition, Inventronics provides access to component suppliers and contract manufacturing located in Asia, which we would be unable to reach directly.

•        Joint Venture with Experienced Consulting and General Contractor of Industrial Facilities.    We formed a joint venture with Valiant-America in December 2019 recognizing that it has a particular specialization and expertise in the development of indoor farming facilities. With general contracting, electrical, plumbing and HVAC licenses in Massachusetts, New York, New Jersey, Connecticut, New Hampshire, Rhode Island and Florida, as well as strategic partners in California, Nevada, Colorado and Texas, Valiant-America has developed approximately 2.8 million square feet of indoor cultivation space across 78 projects and 43 clients, including some of the leading multi-state operators. Valiant’s qualified professionals possess a deep working knowledge of our grow systems and how to integrate our offerings when developing cultivation facilities. We believe being able to provide a full suite of technology products and services to our customers helps to embed us with these customers and enables us to become mission critical to their operations.

•        Novel Equipment Financing Solution.    Limited access to outside capital is a significant issue for cultivators as it can inhibit growth and cultivation facility expansion. We help solve this problem by offering equipment financing plans for select good credit customers, which we believe further enables us to become a vendor of choice. Qualified customers pay approximately 30% – 50% upfront and finance the balance through a two-year payment plan.

•        Experienced and Proven Management Team.    Our leadership team has entrepreneurial experience, technical expertise and a track record of scaling up businesses and operating public companies. Additionally, our team is supported by strong advisors and leading strategic and institutional investors.

Indoor Agriculture Industry Overview

The demand for indoor agriculture has been growing at a rapid pace throughout the world (particularly in our target market in the U.S.), and presents significant opportunities for companies like ours that leverage technology, services and experience to accelerate our growth and capture additional market share. According to an analysis conducted by Research and Markets, the global indoor farming market (excluding cannabis) was valued at $114 billion in 2019, and is projected to reach $139 billion by 2025, representing a CAGR of 3.4%.

There are a variety of factors that have created this major shift toward indoor farming, including unpredictable climate conditions, increased urbanization and the use of pesticides. Additionally, crops grown in indoor facilities generally attract the highest prices in the market as the ability to control environmental variables typically leads to higher quality production. Furthermore, technology innovations within the broader agriculture industry are enabling the indoor sector of the market to expand. According to MarketsandMarkets™ Indoor Farming Technology Report, the indoor farming technology market was valued at $31 billion in 2019, and is projected to reach $53 billion by 2025, representing a CAGR of 9.65%.

Indoor farms grow a wide variety of crops including leafy greens, tomatoes, cannabis, hemp, flowers, microgreens and herbs. These crops have historically been good crops to grow indoors because they generate high revenues and/or have quick growth cycles. These attributes help offset the fact that it can be costly to operate an indoor facility. Even with these dynamics, we believe that our products and solutions mix can significantly push down our customers’ OpEx over time. One of the biggest advantages of indoor farming is its higher predictability and yield potential when compared with conventional farming. By working with enclosed and controlled facilities, farmers no longer need to contend with harsh environmental conditions, so they can grow a crop from seed to harvest in less time, realize higher yields in each cycle, and repeat the harvest more times in a given year.

Within the indoor agriculture space, there has been a big push to leverage the power of vertical farming and technology to further improve production in novel ways. Vertical farming is a transformative approach to cultivation that is used to produce various foods and medicinal plants in vertically stacked layers such as in open warehouses or shipping containers. Our products are designed specifically to serve the vertical farming market.

According to Allied Market Research, the global vertical farming market size was valued at $2.23 billion in 2018, and is projected to reach $12.77 billion by 2026, representing a CAGR of 24.6% from 2019 to 2026. Global Market Insights is even more bullish on this sector as they are expecting the global vertical farming market to experience a massive CAGR of 27.77% between 2019 and 2026, taking the value from $3.16 billion in 2018 to $22.07 billion by 2026. The demand for vertical farming is expected to increase rapidly due in large part to the rise in popularity of organic food as well as the lessening of legal and regulatory restrictions around cannabis and hemp.

One of the main drivers behind the increased prominence of vertical farming is that the vertically stacked structure of these farms reduces the need for additional construction activity and land. However, a high level of initial capital is often required for setting up the indoor vertical structure with all of the necessary lighting and irrigation systems. This is something we have been very mindful of when designing (and as we continue to improve) our products as well as when we launched our new architectural, engineering, consulting and construction services and our new product financing program.

While the ability to use previously untapped vertical space for cultivation offers tremendous upside for an existing facility, the advent of cutting-edge technological solutions like ours should help indoor growers push the boundaries of what is possible to an even greater extent. Indoor growers are now relying on technology to help them increase plant yields, generate higher revenues, manage operations and improve crop quality, and our products and services are geared directly towards satisfying the technology needs of our customers.

According to the State of Indoor Farming 2017 report by Agrilyst (now known as Artemis), which incorporated feedback and insights from over 150 indoor growers throughout the world as well as research from Cornell University, small farms (which were defined as less than 10,000 square feet) on average have an annual budget of $7.68 per square foot to invest in technology and large farms (which were defined as at or above

10,000 square feet) on average spend about $9.34 per square foot on technology to foster an environment where they can produce more with less. As a result, we believe there is clearly a demonstrated willingness to spend on integrating technological solutions into the way indoor farms are structured both now and in the future to help those operators achieve many of their financial-related goals around increasing revenues and decreasing costs.

In polling a wide variety of indoor cultivators, Artemis discovered that “automation tops the list of technologies growers are most excited about. Second to automation is HVAC (heating, venting, and air conditioning) equipment. Third was a tie between data analytics, LED lighting, and sensors.” With the high cost of labor, it is no surprise that automation, which is a big part of our value proposition, ranked number one in this poll as most progressive growers are thinking strategically about what aspects of their business can be delegated to technological solutions instead of expensive personnel. Technology is driving significant change in the agriculture industry and will enable growers to enhance margin and institutionalize the process in which they grow.

One of the ancillary benefits of this increased emphasis on technology is that it is giving indoor cultivators the confidence to expand their footprint. In fact, 84% of the farms that participated in the Artemis study reported that they are planning to expand their facilities in the five years spanning 2018 to 2022. More importantly, their growth plans were quite ambitious as they indicated they will be adding 22.3 million square feet of growing area. A lot of this expansion is being spearheaded by leafy greens growers as they expect to augment their existing operations with 15 million square feet in new growing area.

We believe our team, strategy and “Precision Elevated™” cultivation solution have all evolved to meet the needs of indoor growers and capitalize on all of the growth that is expected throughout our total addressable market over the next decade.

Well-Established Crop Market Opportunities

With the right equipment, setup and configuration, cultivators can grow almost anything within an indoor vertical farm. With so many options at their fingertips, farmers face a huge opportunity cost when deciding what to grow and how to grow it. Even if a certain crop is biologically viable in an indoor setting, it may not be commercially viable. Consequently, there are a number of important factors including equipment, processes and economics that drive cultivators to narrow their focus to a small subset of crops that are the most conducive to long-term profitability.

Given that it is expensive to operate an indoor facility, the crops that generally get the most grow space are those that generate high revenues and/or have quick grow cycles. The result, as reported in the State of Indoor Farming 2017 report by Agrilyst (now known as Artemis), is a distribution of output and activity heavily skewed toward leafy greens, tomatoes, herbs, flowers and microgreens, which easily represented the majority of crops grown indoors at that time.

These findings were largely reinforced in the 2019 Global CEA (Controlled Environment Agriculture) Census. As part of this joint project spearheaded by Agritecture LLC and Autogrow, 316 indoor farms in more than 50 countries responded to a wide variety of questions to uncover insights and trends across several key areas of the indoor agriculture industry including what crops are being grown most frequently.

The majority of indoor farms that took part in the 2019 Global CEA Census stated that they are still focusing the bulk of their efforts on leafy greens (herbs, salad greens and microgreens) due to their quick crop cycles and high percentage of harvestable biomass. In looking at the numbers, 65% of all respondents indicated that they grow salad greens and microgreens including 61% in indoor vertical farms.

The bagged salad market is a perfect example of a booming industry and also one that illustrates society’s increasing preference for healthy and clean foods. According to Grand View Research, the global packaged salad market is currently a $5.24 billion market. The CAGR is projected to be 10.2% between 2020 and 2027, which would bring the value of this market to $10.23 billion by 2027.

The following chart shows all of the crops grown across the indoor vertical farms that participated in the 2019 Global CEA Census:

Crops Grown By Operation — Indoor Vertical Farming (2019 Global CEA Census)

With many new ventures entering this market and a large portion of the well-established entities in expansion mode, it is clear that indoor farming is here to stay and will be a big part of the future of food production both in the U.S. and throughout the rest of the world. Despite its rise in popularity, the indoor farming industry is not without its challenges, many of which are financial and operational in nature. While indoor farmers are generally progressive and well-intentioned, there is still a lot of work to be done before their facilities morph into truly optimized production and profit centers. This represents a sizeable opportunity for outside vendors to bring fresh perspectives and further innovation into the mix.

We believe that our technology is a key missing ingredient that can help indoor growers of salad greens, microgreens, herbs, other leafy greens, vine vegetables and berries maximize yields, improve crop quality and consistency, and decrease production costs over time.

Cannabis Market Opportunity

While we do not cultivate, come in contact with, distribute or dispense cannabis or any cannabis derivatives that are currently prohibited under U.S. federal law, our cultivation solutions can be used within indoor grow facilities by cannabis cultivators if they choose to do so.

In the U.S., the development and growth of the regulated medical and recreational (adult use) cannabis industry has generally been driven by state law and regulation, and accordingly, the market varies on a state-by-state basis. State laws that legalize and regulate cannabis for medicinal reasons allow patients to consume cannabis with a designated healthcare provider’s recommendation, subject to various requirements and limitations. As of the date of this prospectus, 33 states, plus the District of Columbia, have passed laws allowing their citizens to use medical cannabis. On top of this medical condition growth trend, there has been a slower but steady increase in the number of states that have chosen to legalize cannabis for recreational use. As of the date of this prospectus, 11 states, plus the District of Columbia, have passed laws allowing adult recreational use cannabis. Furthermore, every single cannabis initiative on the ballot during the 2020 election passed, which resulted in five more states choosing to legalize cannabis in some capacity. Three of those states decided to begin allowing recreational use, one state voted to legalize medicinal cannabis, and the last state became the first state to legalize both medicinal and recreational cannabis during the same election. Shifting public attitudes and state law and legislative activity are driving this change as indicated by a 2019 poll by Quinnipiac University that found that 93% of Americans support patient access to medical-use cannabis, if recommended by a doctor, which was the same level of support from a similar poll conducted by Quinnipiac University in 2018. Similarly, the trend toward further legalization and regulation of cannabis sales is spreading globally. As of the date of this prospectus, over 20 countries outside the U.S. currently have medicinal cannabis regulation in force, and that number is expected to significantly increase over time.

Given that the market size of legal cannabis in the U.S. in 2020 is expected to be $17 billion according to New Frontier, and 53% of cannabis volume is currently grown indoors according to New Leaf Data Services, we estimate that the indoor segment of the legal U.S. cannabis sector is a $9 billion market with the expectation that there will be even more growth on the horizon. In fact, according to a report from April 2020, BDSA, the leading provider of cannabis industry market research, in conjunction with Arcview Market Research, forecasted that U.S. legal cannabis sales will approach $34 billion by 2025, which represents 72% of their projection for total global sales of $47 billion in 2025.

The different cultivation environments for cannabis each have advantages and disadvantages, and this leads to a variance in price points based on quality, actual and perceived, and process. According to New Leaf Data Services’ July 10, 2020 U.S. cannabis spot index, the average wholesale price per pound of outdoor grown flower was $904 per pound ($896 per pound the prior week), greenhouse flower averaged $1,216 per pound ($1,215 per pound the prior week), while indoor grown flower averaged $1,778 per pound ($1,777 per pound the prior week) and the total market on average was $1,441 per pound ($1,435 per pound the prior week). Based on the breakdown of production by cultivation environment, indoor grown flower represents 53% of total volume by type while greenhouse and outdoor represent 23% and 24%, respectively. Additionally, based on the breakdown of percentage of observed transactions, indoor grown flower represents 64% of total volume by type while greenhouse and outdoor represent 18% and 18%, respectively.

Outdoor cannabis has the lowest initial CapEx required to start cultivation. According to Marijuana Business Daily (MBD), the average startup cost per square foot of outdoor cultivation is $10. The expansive size of outdoor grows and their reliance on natural soil, lighting and weather conditions means cultivators have relatively few infrastructure needs. They can get their business off the ground quickly and with minimal upfront expenditures trading quality for lower cost production.

Greenhouse grown cannabis commands a higher price per pound than field grown cannabis as the more protected environment produces higher quality flower. According to MBD, the average startup cost per square foot for greenhouse cultivation is $50, but the true costs tend to be all over the map with an executive from Ohio-based Rough Brothers, an 84-year-old greenhouse company that started taking on cannabis clients in 2013, opining that such costs can vary greatly, going so far as to say “I could build you a cannabis greenhouse for $20 a square foot or $200 a square foot.”

Indoor grown cannabis commands the highest price per pound as it produces the highest quality flower due to the fact that growers have the most control over the environment. Indoor cultivation facilities vary significantly in sophistication and technology with the build-out costs reflecting that fact. While MBD states that the average startup cost per square foot for indoor cultivation is $75, anything close to that cost would inevitably yield a primitive and arguably insufficient setup. In contrast, Jennifer Martin, a prominent cannabis cultivation consultant, indicated on MarijuanaPropagation.com that a far more advanced and scalable configuration would likely cost between $400 to $500 per square foot. In general, the more a company invests up front, the higher the upside will be in the future. However, beyond initial build-out costs, it has historically been very expensive to grow cannabis in an indoor facility. The industry norm for direct production-related operating costs ranges from approximately $436 per pound according to a competitive cost analysis conducted by MJardin to $516 per pound, which is based on another examination of cultivation costs by the website CannaBusinessPlans.com.

Our Product: the Agrify “Precision Elevated™” Cultivation Solution

Given the significant shortcomings associated with traditional indoor grow methods across all commercial agriculture segments, it was apparent that a new paradigm in indoor cultivation was desperately needed, which is precisely why we are bringing a more modern, manufacturing style approach that is process driven through technology and measured via data and analytics. Overall, our holistic approach to addressing our customers’ cultivation needs treats their production facilities as an end-to-end ecosystem whose success depends on all of its components working together optimally.

In looking at our product mix, our core offering and the focus of our sales efforts involves bundling our AVFUs with our Agrify Insights™ software. Our integrated hardware and software solution was specifically designed to form a unified system. It is through this synergistic framework that we are able to offer customers the benefits of increased automation, control, precision, and transparency, which are all things they value.

Beyond these key attributes, we have several other products such as Agrify Integrated Grow Racks, environmental threat mitigation and horticulture lighting solutions as well as services such as those offered through our joint venture with Valiant-America and our equipment financing vehicle that either serve as complements to our core offering to form a novel, fully integrated approach for indoor cultivation or the individual components can also be utilized on their own, offering valuable touchpoints to potentially seed relationships and convert them into more lucrative land-and-expand engagements in the future.

Our individual offerings, which are described in more detail below, are compelling on their own. However, we believe what really sets us apart is our ability to bring to the market a tech-forward, bundled solution of equipment, software and services that is turnkey, end-to-end, fully integrated and optimized for precision growing.

Core Bundled Solution

Agrify Vertical Farming Unit (AVFU)

We believe our proprietary Agrify Vertical Farming Unit (AVFU) technology is the only product in the market that offers a modular, compartmentalized micro-climate growing system for indoor vertical farming. Our AVFU system is designed for large-state and multi-state operators who are looking to produce higher-quality crops consistently at scale, and the ideal facility size that we target in our sales process ranges from 20,000 square feet to 50,000 square feet.

Our AVFU

The AVFU is an 8 ft. long x 4 ft. wide x 9.25 ft. tall integrated hardware and software growing system. These units are designed to line up horizontally in rows, and they can be stacked vertically up to 3 units tall, taking advantage of unused indoor vertical space with the below advantages:

•        Superior Floor Space Utilization.    Each AVFU provides two grow rows. Our design introduces an open-room facility design approach to maximize available cultivation floor print while offering superior risk mitigation via individual compartmentalized cultivation chambers.

•        Precise Environmental Controls.    Each AVFU has an environmental control unit (ECU) that is integrated with our proprietary cultivation software, Agrify Insights™. This integration allows for precise control and automation over light photoperiod and intensity, temperature, humidity, vapor pressure deficit (VPD), carbon dioxide, fertigation and irrigation throughout the life cycle of the plants.

•        Modular Scalability.    The AVFU is designed with proper loading to stack up to 3 units tall, sextupling production volume over the same footprint. Each unit is designed to easily integrate with a mezzanine catwalk system.

•        Biosecurity and Risk Mitigation.    The AVFU has a motorized curtain on both sides of the unit that enclose the grow area to prevent light-leak and spread of disease that would typically lead to facility-wide crop failure. Contamination can be controlled and limited to the affected units, which are designed with sanitation in mind. From the aluminum frame to the selection of antimicrobial plastics and down to the IP65 electronics and polycarbonate-lensed LED lights, the entire AVFU can be easily sanitized.

•        Worker Safety.    The AVFU’s working area is 8 feet tall, allowing easy access to both rows of plants within the unit. As the motorized curtains can be lifted on either side, this also allows efficient ergonomics at arm’s length. Similarly, our Interlight LED technology is dimmed or turned-off when the curtains are raised for a more ambient working environment.

Stacked AVFUs

The AVFU is a premium indoor grow solution with an MSRP starting at $20,000, and our most recent AVFU deals have been for between 60 and 535 units as our new customers become satisfied that our grow solutions will be an instrumental part of their operations moving forward. We are targeting large scale projects that range in size from $1 million to over $10 million in AVFU hardware sales before any additional revenue from our Agrify Insights™ software and ancillary products and services are realized.

To further illustrate the benefit of going with the AVFU infrastructure versus a more traditional indoor cultivation setup with conventional LED lights or conventional HPS lights, we have conducted a comparative analysis internally on an actual 45,082 square foot facility.

The first image below is a concept drawing we did showing 752 double stacked AVFUs in this facility. The second image is a concept drawing showing a traditional grow room setup in the exact same facility. The AVFU framework in this particular facility leads to approximately 3x more canopy square footage, which then translates into approximately 4x more estimated annual yield and significantly enhanced revenue opportunities.

Facility with AVFU Setup

Facility with Traditional Grow Room

Set forth below are the illustrative costs and revenue potential for cultivators of three different approaches in our conservative and defensible model*:

____________

*        See “Certain Non-GAAP Financial Measurements and Reconciliation to GAAP” on page 15.

While the upfront cost is more for the facility that is outfitted in AVFUs, that is quickly offset by the fact that an AVFU outfitted facility has the capacity to generate about 4x the amount of estimated annual revenue and over 4x the annual estimated EBITDA. In looking at the numerical values in the model, it becomes even more compelling when comparing the AVFU facility to a facility with a traditional grow room. Assuming an initial investment of approximately $27.7 million for the AVFU facility build-out, our model indicates that the facility owner would recoup their initial investment and produce significant free cash flow in the first year of operation assuming the facility should be able to achieve almost $88 million of estimated annual revenue and roughly $78.4 million in annual estimated EBITDA. In contrast, the traditional indoor facilities would cost approximately $8.8 million or a little less than $16.5 million to build out depending on which lights are used and would generate approximately $20.4 million or $22.5 million in estimated annual revenue and right around $16 million or just under $19 million in annual estimated EBITDA. When comparing the different facility types on a side-by-side analysis, we believe the AVFU facility is far more attractive than either type of traditional facility given the financial upside is significantly higher, and also the precision elevated approach is a far more sophisticated way to grow crops.

We have also modeled out another scenario in which a prospective customer has a license that stipulates that they are permitted to operate with at most 16,200 square feet of canopy space in their facility (which is the exact same amount of canopy square footage displayed in the above model for the traditional setup in the 45,082 square foot facility). However, given the modular and stackable nature of the AVFUs, we are able to help the customer achieve the same canopy square footage with 253 AVFUs in a facility that is only 20,000 square feet, which is less than half the size of the traditional facility. We have included concept drawings for both facilities below. While canopy square footage is basically identical for all of the different cultivation approaches we looked at in this particular simulation, the AVFU setup requires a much smaller and theoretically much less expensive facility, and because the AVFUs are more productive, the estimated annual yield is about 31% higher than in the facility with the traditional grow room setup and conventional LED lights and 45% higher than in the facility with the traditional grow room setup and conventional HPS lights.

IT
BREAKROOM
20' x 22'
440 SQFT
OFFICE
27'11" x 20'
558 SQFT
PACKAGING
45'3" x 27'11"
1,263 SQFT
DRY TRIM
25'2" x 27'11"
702 SQFT
GREEN
WASTE
27'11" x 18'1"
450 SQFT
DRY
ROOM 1
27'4" x 45'
1,230 SQFT
DRY
ROOM 2
27'4" x 45'
1,230 SQFT
DRY
ROOM 3
27'4" x 45'
1,230 SQFT
DRY
ROOM 4
27'4" x 45'
1,230 SQFT
INTAKE/
QUARANTINE
20' x 30'
600 SQFT
VAULT
37'10" x 14'
530 SQFT
37' 10" x 51'1"
1,930 SQFT
25' x 25'7"
640 SQFT
STORAGE
3,770 SQFT
POTTING
25' X 20'9"
518 SQFT
WET TRIM
30'6" X 29'9"
907 SQFT
DRY
ROOM 5
28'9" x 42'
1,207 SQFT
DRY
ROOM 6
28'9" x 42'
1,207 SQFT
DRY
ROOM 7
28'9" x 42'
1,207 SQFT
FERTIGATION
37' 10" x 42' 5"
1,605 SQFT

20,000 Square Foot Facility with AVFUs

IT
Women Bathroom
Men Bathroom
Gowning
62.5 sq ft
BREAKROOM
20' x 22'
440 SQFT
OFFICE
22' x 27'11"
614 SQFT
PACKAGING
45'3" x 27'11"
1,263 SQFT
DRY TRIM
25'2" x 27'11"
703 SQFT
GREEN WASTE
18'1" x 27'11"
450 SQFT
DRY ROOM 1
27'4" x 27'11"
765 SQFT
DRY ROOM 2
27'4" x 27'11"
765 SQFT
DRY ROOM 3
27'4" x 27'11"
765 SQFT
DRY ROOM 4
27'4" x 27'11"
765 SQFT
INTAKE/ QUARANTINE
20' x 30'
600 SQFT
VAULT
37'10" x 14'
530 SQFT
MOTHERS
37'9" x 78'7"
2,965 SQFT
WET TRIM
30'6" x 27'11"
850 SQFT
DRY ROOM 5
28'9" x 27'11"
800 SQFT
DRY ROOM 6
28'9" x 27'11"
800 SQFT
DRY ROOM 7
28'9" x 27'11"
800 SQFT
CLONES
25' x 53'
1,325 SQFT
STORAGE
3,770 SQFT
FERTIGATION
37'10" x 42'5"
1,605 SQFT
WASH BAY
11'10" x 35'6"
420 SQFT
POTTING
24'10" x 39'6"
979 SQFT
BENCH

45,082 Square Foot Facility with Traditional Grow Room

Set forth below are the illustrative costs and revenue potential for cultivators of three different approaches in our conservative and defensible model*:

AGRIFY	Conventional LED System	Conventional HPS System
Build-Out Cost			
Estimated Facility Infrastructure & Equipment	$5,600,000	$12,397,550	$6,762,300
	($280 per sq. ft. x 20,000 sq. ft.)	*($275 per sq. ft. x 45,082 sq. ft.)*	*($150 per sq. ft. x 45,082 sq. ft.)*
Cultivation Equipment	$5,819,000	$4,050,000	$2,025,000
Estimated Total Build-Out Cost	$11,419,000	$16,447,550	$8,787,300
Economic Analysis			
Total Canopy Sq. Ft.	16,192	16,200	16,200
	(253 VFUs)	*(242 Benches)*	*(242 Benches)*
Estimated Annual Yield / Sq. Ft. (lbs.)	0.610	0.463	0.420
Estimated Total Annual Yield	9,877	7,494	6,804
Estimated Price per lb. (avg. assumption)	$3,000	$3,000	$3,000
Estimated Annual Revenue	$29,631,360	$22,482,360	$20,412,000
Estimated Annual OpEx	$3,229,818	$3,522,236	$4,422,600
	($327/lb.)	*($470/lb.)*	*($650/lb.)*
Annual Estimated EBITDA	$26,401,542	$18,960,124	$15,989,400
NPV (10 years, 15% discount rate)	$121,084,229	$78,708,923	$71,459,799
Payback Period	5 months	10 months	7 months

____________

*        See “Certain Non-GAAP Financial Measurements and Reconciliation to GAAP” on page 15.

In this case, the estimated total build-out cost for the AVFU facility is approximately $5 million less than the facility with conventional LED lights, but approximately $2.6 million more than the facility with conventional HPS lights. Compared to the facility with conventional LED lights, the AVFU facility is less expensive to build and expected to drive considerably more yield, revenue and EBITDA. Even considering the roughly $2.6 million initial cost savings to build the facility with the conventional HPS lights compared to the AVFU facility, the overall economics still favor the AVFU facility as it should generate over $9 million more in estimated annual revenue and over $10 million more in annual estimated EBITDA, with a slightly faster payback period.

Facility with AVFUs

Additionally, our LED lights, have shown promising results on their own within a 50,000 square foot facility for one of our leafy green customers. This customer reported that our LED lights allowed them to increase their sellable output for romaine lettuce from approximately 92 pounds per grow board to over 210 pounds per grow board, and the amount of their sellable butter lettuce went from 105 pounds per grow board to over 128 pounds per grow board. We believe this result is typical and can be replicated because the increased crop output was the direct result of increased light output and superior light uniformity. Per watt of electricity in, our LEDs produce more usable photons to drive photosynthesis than incandescent, fluorescent, HID or most LED lights on the market.

Overall, this customer experienced a roughly 28% increase in revenue after only 7 weeks of using our lights. They have also reported a noticeable improvement in the appearance of their end products with their chopped romaine looking fuller and greener when grown under our lights versus the lights of another vendor. Lastly, this customer indicated that they are benefiting from a 1-2 day extension in average shelf life.

Our premium indoor grow solutions, whether it’s our AVFUs or our LED lights, are designed, engineered and calibrated to drive significant improvements for our customers, who trust us to deliver the type of productivity and quality that was previously unattainable.

Agrify Integrated Grow Racks (AIGR)

We currently offer 2 ft. x 8 ft. indoor agricultural integrated grow racks to supplement the growing process that is occurring within the AVFUs. These racks are differentiated based on the number of integrated shelving tiers within the grow rack system: 2-tier, 4-tier, and 5-tier grow racks. Each shelving tier consists of: Two Agrify Model

W 2 ft. x 4 ft. LED grow lights, hydroponic plumbing, and a drainable basin. Our grow racks have been designed to optimize working conditions, allowing a farm hand/grower to plant, inspect and harvest crops with increased ease. The manufacturer’s suggested retail price on these units ranges from $5,000 to $7,500.

4-Tier Agrify Integrated Grow Rack

The difference between an AIGR and an AVFU is an AIGR is designed as a propagation unit with the intended purpose to support the ongoing need in a facility for new plant stock (i.e. plants to grow). The AIGR will support clones or seedlings for 2-4 weeks while they build a root system and grow into “teenage” (more mature) plants. Once that occurs, the plants will be repotted into a larger container and then transferred to an AVFU where the plants will grow to maturity through their vegetative and flowering phases until the flowers produced are ripe and can be harvested.

Agrify Insights™

A key component of our cultivation solution is our proprietary software, Agrify Insights™, which has been developed in-house. A cloud-based software as a service that interfaces with a microservices middleware and relational database that integrates with our hardware and provides our managers, facility owners, facility managers, and growers real-time control and monitoring of facilities, growing conditions, and insights into both production and profit optimization. The combination of precise environmental control and automation with data collection and actionable insights empowers our customers to be more efficient, more productive, and more intelligent about how they run their businesses. We believe that the robust data analytics capabilities from our Agrify Insights™ platform coupled with our AVFU system is enabling our customers to transform their businesses and quality of the product they are cultivating.

Our business model includes charging customers a monthly recurring SaaS subscription fee per deployed AVFU for access to Agrify Insights™, which ranges from $75 to $200 per AVFU per month depending on the level of functionality and support purchased. This provides us with a predictable recurring revenue stream that has high expected customer retention due to the fact that our Agrify Insights™ software is required to operate our AVFUs, and our customers are deeply committed to using our AVFUs. We believe that most customers will opt for our more robust levels of functionality and support. Consequently, we expect our annual SaaS revenue will be between 8% to 10% of total AVFU order value.

The Agrify Insights™ software is focused around optimizing four key components:

•        Optimization at the plant level;

•        Optimization at the AVFU unit level;

•        Optimization at the facility level; and

•        Optimization at the business level.

When these key components are combined, they encompass the cultivation operations of an Agrify customer. By reducing human error, providing insights through data collection and analysis, Agrify Insights™ minimizes risk and increases operational efficiencies. Ultimately, our customers are seeking to produce the same consistent end product no matter where they are located. Through our technology grow platform, we enable our customers to have the ability to create brands that are identifiable by taste, look and smell no different than any other consumer product company that provides a branded food or drink product.

Plant Level Optimization

Central to our solution is granular control of the cultivation environment. The end-product of a crop is determined by both the plant’s genetics and the environment in which the plants are grown. Control over the growing environment is accomplished through the Agrify Insights™ software. By recoding over 1.5 million data points per AVFU per year and being able to reproduce specific environments based on the data, cultivators are effectively able to minimize the variation in their crops and dial-in the maximum quality. Further individual plant varietals can be optimized by tailoring the grow plan (recipe for cultivation) to enhance particular genetic traits; increasing the temperature can speed chemical processes and growth rates, adjusting the ratio of blue to red light can enhance the production of certain aromatic chemical compounds, and adjusting the length of different phases of a plant’s lifecycle can maximize the crop’s yield. Additionally, when new varieties of plants are cultivated, having multiple controlled, compartmentalized, growth chambers allow for iterative experiments which offer real insight into how new varieties are best cultivated. For example, you can grow a new variety in 5 different AVFUs that are set to mimic the climate of different geographies to see where the varieties are suited to grow.

Our “Grow Plans” are the templates or recipes that define the parameters for each lifecycle. Grow Plans define the environmental settings (light - photoperiod and intensity/ temp / humidity / VPD / CO2 / irrigation / fertilization) for each crop variety and cultivator as well as the schedule for completing, as applicable, “plant-touching” tasks such as bottoming, pruning, and harvest. Agrify Insights™ ships to the customer with many pre-developed Grow Plans and customers can create their own particular Grow Plans, electing to share them with other customers or not.

Individual AVFU Level Optimization

Our AVFU hardware provides cultivation environmental control within the growth chamber. This hardware and its component valves, motors and sensors are directed and controlled by Agrify Insights™.

•        Monitor and Control Agrify Hardware.    Agrify Insights™ can either automatically or manually control our hardware. For example, the water-chilled fan coil can keep temperature in a range accurate to 1.5 degrees Fahrenheit.

•        Cultivation Environmental Control.    Using Agrify Insights™, users can view environmental charts that plot temperature, humidity, carbon dioxide and vapor pressure deficit (or VPD) over time. It also shows when the plants were irrigated and whether the unit is in cooling, circulating, or dehumidifying mode. We sample these values every minute and report them back to the cloud every 15 minutes, or more often if there have been significant changes. Each growing chamber reports approximately one million data points annually, enabling our clients to perform in-depth analysis of grow performance. The manual control screen visualizes the current state of the grow chamber and enables our technicians to take direct control for troubleshooting, if necessary. The device log shows us what decisions were made by the onboard Agrify Insights™ and why.

Facility Level Optimization

Our modular AVFUs are deployed in scale at a customer’s facility with the smallest deployment to date being 63 AVFUs. Agrify Insights™ is designed to operate these individual AVFUs as a combined facility. Agrify Insights™ features at the facility level include:

•        Production Planning.    The production planning feature is designed to maximize a facility’s utilization by executing a “best-fit” scheduling algorithm to selected Grow Plans across the growing units that have been deployed at a customer facility. Since grow plans typically have a different number of growing days that start on staggered schedules, this module is a critical component for optimizing the planting and moving schedules, significantly increasing plant production and reducing the cost per pound of harvest.

•        Workforce Management.    Agrify Insights™ includes a workforce planning feature to assign tasks to staff. These tasks can be automatically assigned based on user role or their knowledge, skills, and abilities. The calendar displays the estimated amount of time required to complete plant-touching tasks on any given day.

•        Automatic Notification System.    Users can select to subscribe to anomalous events, and users are notified in the order in which they are listed. If a user does not acknowledge the notification within the specified time frame, the next user in the list is notified, providing the business with 24/7 monitoring and notifications.

•        Preventative Maintenance.    Our equipment and facility preventative maintenance schedules and related tasks are contained, tracked and monitored within Agrify Insights™.

•        Facility Infrastructure Controls.    Agrify Insights™ controls the irrigation on a facility level as well as connects with the water chilled HVAC system and ambient lighting system, providing our customers a central piece of software for facility management.

Optimization at the Business Level

Agrify Insights™ analysis features enable customers to understand how cultivation decisions impact their overall business. Understanding the data from the cultivation facility can help our customers better plan and make informed decisions that impact downstream parts of their business.

•        Consumables Procurement Integration.    Each task can also be assigned a set of consumables whose inventory will be reduced when the task is started. This feature can help customers manage supply levels and can automatically create and submit purchase orders so that they never run out of required supplies.

•        Online SOPs and Safety Datasheets.    Agrify Insights™ hosts digital copies of our included Standard Operating Procedures and datasheets, or users can upload their own via our content management system, ensuring that the most recent version of SOPs and forms are available to users.

•        Roles-Based Dashboards.    Ability to obtain access to information specifically suited to your workforce’s various needs. Facility owners have access to high-level information about crop yields and equipment usage in an easy to understand scorecard. Farm managers receive a worksheet and calendar that lets them manage their workforce and automatically assign plant-touching tasks. This also provides facility managers with an ongoing window into consumables and lets them set inventory levels.

•        Data Collection.    Agrify Insights™ is a centralized repository for all data relating to the cultivation aspects of our clients’ business, including research and development testing data, and the ability to capture and compare test results. By doing so, Agrify Insights™ becomes a customers’ cultivation statement of record.

•        Regulatory Reporting Integration.    We have commenced working to integrate Agrify Insights™ with Metrc, a leading seed-to-sale integration, enabling customers to do regulatory reporting through the software. The integration is expected to be completed before the end of 2020.

Additional Product Offerings

Bluezone Model 420 — Air Cleaning System

Destructive impact from pathogens is a major issue for our customers and their industry. The Bluezone Model 420 is a U.S. military tested and fielded air purification system that kills and removes airborne pathogens such as powdery mildew, botrytis, and other highly infectious bacteria from indoor grow rooms and produce storage. Such interferences can drastically interrupt businesses’ supply chains, leading to lost time and revenue.

Bluezone Model 420

Each unit covers 15,000 cubic feet or air volume. The unit draws air into a self-contained reaction chamber and kills contaminants with ultraviolet-enhanced oxidation, and chemicals are broken down so that the air circulating through the Bluezone comes out clean and safe. Bluezone is California Air Resources Board (CARB) Certified for ozone emissions, as ozone is kept inside the Bluezone reaction chamber. Bluezone is also ETL Safety Certified and NSF Sanitation Certified. The MSRP for the Bluezone Model 420 is $4,500.

We are the exclusive distributor for the Bluezone Model 420 for the indoor agriculture market worldwide. Under our distribution agreement with Bluezone Products, Inc., we are obligated to order $480,000 of Bluezone products in the first contract year and $600,000 of Bluezone products in the second contract year. The distribution agreement is for an initial term through May 31, 2021 and is automatically renewed for successive one year periods unless earlier terminated. Guichao Hua, a member of our board of directors, has an ownership interest in Bluezone of approximately 3%. Raymond Chang, our Chairman of the Board and Chief Executive Officer, has an ownership interest in Bluezone of approximately 8%. Mr. Chang is also a director of Bluezone. To date, we have generated limited revenue from sales of Bluezone products.

Enozo — Pesticide-Free Surface Protection

The Enozo spray bottle offers a water-based alternative to traditional cleaners, deodorizers, and sanitizers. This surface cleaning solution uses ozonated water to kill 99.9% of bacteria like E. coli and Salmonella in only 30 seconds. Aqueous ozone (AO) is a very powerful sanitizer produced in controlled concentrations (below OSHA PEL and STEL requirements) and contains no harsh chemicals, fragrances or dyes. This technology is designed to help reduce workplace illnesses and hazards like irritated skin and allergic reactions, while protecting indoor air quality and physical surfaces.

Enozo Spray Bottle

Enozo dispenses at least 10 full reservoirs (one gallon) of aqueous ozone sanitizing solution per charge, lasting 5,000 refills over the unit’s battery life. This eliminates the need to buy hundreds of plastic, one-time use bottles of cleaners. Enozo is registered by the U.S. Environmental Protection Agency for public health use. The manufactuerer’s suggested retail price for the Enozo spray bottle is $499.

We have rights to sell Enozo products pursuant to a distribution agreement between us and Enozo Technologies Inc. The distribution agreement is for an initial term of five years with auto renewal for successive one year periods unless earlier terminated. The agreement requires us to make the following minimum purchases to retain distributor status for one of the products: $375,000 for the period from the contract date until December 31, 2021; $750,000 for the year ended December 31, 2022; $1,125,000 for the year ended December 31, 2023, subject to increases by 3% for subsequent years. Guichao Hua, a member of our board of directors, and Raymond Chang, our Chairman of the Board and Chief Executive Officer, each have ownership interests and are board members of Enozo. To date, we have not generated meaningful revenue from sales of Enozo products.

Horticultural Lights

We believe our LEDs are the most advanced horticulture grow lights on the market offering advanced cultivators maximum spectrum adjustment with dimming of light intensity that are essential to custom craft a harvest. By partnering with us, growers will experience industry-leading LED grow lighting technology, outperforming traditional cultivators using other lighting alternatives. Our LED technology has helped our customers qualify for substantial energy rebates from their utility providers, with one customer receiving nearly a half a million-dollar rebate using our LED solutions.

Our horticulture lighting is a high-performance, adjustable spectrum LED grow lighting solution for commercial horticulture cultivation, with the flexibility and lighting intensity to scale from vegetative growth phase to higher light needs in bloom phase. Full independent spectrum dimming offers growers increased level of control and experimentation to perfect their grow recipes. Our LED grow lights have passed the most stringent third-party accredited testing. These lights retail for between $249 and $999 depending on the model and specs.

Our Services

Agrify-Valiant Joint Venture

We established a joint venture with Valiant-America in December 2019. Valiant-America is experienced in consulting and general contracting of a wide range of industrial facilities, but it has a particular specialization and expertise in the development of indoor farming facilities. Valiant’s qualified professionals possess a deep working knowledge of our grow systems and how to integrate our offerings when developing cultivation facilities.

Given that many of our customers are either new entrants to the market or companies in expansion mode, it became obvious to us that the majority of them need many services other than just equipment and software, including architectural, engineering, construction and installation services, which we are able to now offer through our joint venture with Valiant-America. The Agrify-Valiant joint venture complements our offering and provides our clients with an end-to-end turnkey solution. We believe being able to provide a full suite of technology products and services to these customers helps to embed us with these customers and enables us to become mission critical to their operations.

Through this strategic and synergistic partnership, we are able to offer our customers relevant value-added services related to architectural, engineering, construction and installation needs, and we are also able to derive significant revenues from the indoor agriculture deals that close under the auspices of this joint venture. Given that we are a majority 60% owner of, and control, the Agrify-Valiant LLC, we consolidate 100% of the revenues that go through the joint venture, and we recognize 60% of all net profits. Revenue from Agrify-Valiant is recognized after the agreed upon work has been completed. Pursuant to the operating agreement of Agrify-Valiant, at any time between the second and fifth anniversary of this offering, we have the right to “call” Valiant’s 40% equity interest from Valiant, and Valiant has the right to “put” its 40% equity interest to us. The consideration for the equity purchased pursuant to this right shall be paid in shares of our common stock based on a formula taking into account at the time of exercise the fair market value of our common stock, as well as our gross sales and net earnings.

Equipment Financing

We recognize that many new cultivators face particular capital and time constraints, and we also recognize that the initial cost of our equipment can be a deterrent for some. We solve this problem by offering equipment financing plans for select good credit customers, which we believe further enables us to become a vendor of choice. While we proactively show our prospects that the strong and immediate return on investment derived from Agrify solutions will more than make up for associated start-up costs, we wanted to do even more to support our prospective customers, which is why we unveiled an equipment financing program to help remove this final barrier to entry for otherwise excited cultivators. This requires participating credit-worthy customers to pay a substantial down payment, typically between 30% and 50% of the purchase price, with the balance financed over two years, with interest, under commercially reasonable terms.

Competitive Landscape

We believe our full suite of product offerings form an unmatched ecosystem for indoor growing. At this time, our Agrify Vertical Farming Unit, our overall bundled solution and our engineering/installation services are highly differentiated from anything else on the market so in one sense we do not have any direct competitors who offer the same type of comprehensive value proposition and single-source benefit.

At the same time, our customers are actively being approached by a variety of companies who do offer compelling standalone products and services so we recognize that our customers do have choices and alternatives, and they also need to factor in opportunity cost whenever they make purchasing decisions. Consequently, we more broadly define our competition as any other company going after the same finite budget dollars as us in the indoor agriculture space. We have highlighted below the most notable players that operate across some of the same functional highly fragmented areas of agriculture technology that we operate.

•        Semi-Integrated Vertical Cultivation Systems — Sprout AI

•        Aeroponic Systems — AEssenceGrows and Thrive Growing

•        Horticultural Lighting — Gavita, Fluence, VividGro, and Heliospectra

•        Environmental Threat Mitigation Solutions — Element Air and Tersano

•        Monitoring Software — Grownetics and Trym

•        Cultivation Software — Quantum Leaf and Flourish

•        Vertical Cultivation Racking Systems — Pipp Horticulture and Montel

Despite the presence of some well-funded and well-established competitors who offer pieces of what we do, we are able to compete on the basis of several defensible factors including our industry experience, our technical expertise, the differentiated value proposition of our individual offerings, and our positioning as a single-source provider. However, we believe above all else, it’s our ability to offer an unrivaled level of precision through a total end-to-end turnkey solution that sets us apart from existing competitors and potential new market entrants.

Our Customers

We primarily market and sell our products to newly licensed, well-funded producers in a single market as well as multi-state operators. Our customers choose us for a number of reasons, including the breadth and availability of the products we offer, our extensive expertise, and the quality of our customer service. For large multi-state operators, our solutions allow operators to produce consistent high-quality products regardless of the geographic locations where they are licensed to operate. Our system removes the variations of local grow environment, and also provides consistent standard operating procedures across different facilities, helping every facility to achieve the highest GMP standards. Our ability to provide a “one-stop shop” experience allows us to be the preferred vendor to many of these customers by streamlining their entry into or expansion of their cultivation capabilities. In addition, we believe our customers find great value in the advice and recommendations provided by our knowledgeable sales and service associates, which further increases demand for our products.

We believe the nature of our solutions and our high-touch customer service model strengthens relationships, builds loyalty and drives repeat business as our customers’ businesses expand. In addition, we feel as if our premium product lines and comprehensive product portfolio position us well to meet our customers’ needs. Furthermore, we fully anticipate that we will be able to leverage all of the data that we are collecting from our existing customer base to make continuous improvements to our offerings and better serve our current and new customers in the future.

To date, we have customers in the following states: Nevada, Colorado, Washington, Michigan, Minnesota, Rhode Island, Massachusetts and Illinois. We also have a customer in Oman.

As for our enterprise-level business, we currently have 1,909 AVFUs deployed and/or booked, and all of them will be powered by Agrify Insights™. Our existing active deployments cover approximately 75,000 square feet of facility space, and that number is expected to grow significantly once we go live with some of our newer customers and once we are able to close more deals from our $121 million qualified pipeline.

Our Growth Strategy

We have developed a multi-pronged growth strategy as described below to help us capitalize on the sizable opportunity at hand. Through methodical sales and marketing efforts, our joint venture with Valiant-America, scale-up manufacturing, and equipment financing, we believe we have implemented several key initiatives we can use to grow our business more effectively. We also intend to opportunistically pursue the strategies described below to continue our upward trajectory and enhance shareholder value. We believe we have made significant progress in 2020 in the form of $32.9 million in new bookings, and we expect this amount to increase based on the strength of the opportunities in our qualified pipeline. We believe our revenues will be enhanced by the many improvements we have made and the growth strategy we have started to implement since Raymond Chang (our Chairman of the Board and Chief Executive Officer) and Guichao Hua (a member of our board of directors) purchased a controlling interest in our company in 2019 and rebranded us as Agrify. Specifically, we have made it a priority to develop our core bundled hardware and software indoor cultivation solution, and we have augmented that with some strategic acquisitions, partnerships, joint ventures and distribution arrangements that we believe will enable us to scale our business as a highly differentiated leader in the indoor agriculture marketplace.

Sales and Marketing

Rigorous Sales Process and Strong Infrastructure in Place to Enable Revenue Growth

We utilize a rigorous Sandler Training sales process to evaluate potential new opportunities and then advance vetted prospects through the different phases of our qualified pipeline. The Sandler Training sales process is a sales process that was originally developed in 1967 by David Sandler as a conscious departure from more traditional sales methods that often relied on pushy and aggressive tactics. The Sandler Training sales process, which is based on the psychology of human behavior, is consistent with the values and culture we have chosen to implement at Agrify, and consequently our salespeople spend most of their time building relationships and qualifying opportunities in order to make closing new business more streamlined, collaborative and organic in nature. There are specific requirements, milestones, and events that we have identified along the sales process that must be met to move prospects through the different parts of the buyer journey in order to convert them from vetted opportunities into committed sales orders within a 12-month period. At each phase of the pipeline, a prospect opportunity is assigned a probability value for closing, providing management production forecast ability. We are diligent in making sure that we are engaging in conversations with well-funded entities that are in good standing with any licensing requirements that they face (or entities that are at least on the cusp of being viable candidates for our grow solutions). We also take into account infrastructure, facility readiness and the presence of key personnel.

To date, the results of our sales process have been encouraging as there has been a high level of alignment, accountability and achievement amongst our sales team. We started 2020 with a backlog of $4 million and during the first nine months of 2020 we received additional bookings of $32.9 million in the form of purchase orders or purchase commitments. We recognized revenue of $7.7 million during the first nine months of 2020, and expect to recognize revenue of approximately 75% from the remaining backlog of $29.2 million by June 2021 and the rest gradually thereafter. As of September 30, 2020, we have $121 million of carefully vetted potential sales opportunities (which we refer to as our qualified pipeline). Of this, $53 million of qualified pipeline was generated through our company directly and $68 million through our Agrify-Valiant Joint-Venture. We are presently working to convert this pipeline into confirmed bookings over the next 12 months. Additionally, three of our last four purchase orders or purchase commitments (all of which were secured during 2020) have been for between $7.2 million and $11.1 million, and we expect that our average contract size will continue to increase over time. Given our emphasis on large scale high-value enterprise sales versus high-volume sales, we believe that we will be able to significantly scale our business in the coming years without needing to drastically increase our headcount. For us, it is all about having the right well-trained, knowledgeable sales team instead of the largest sales team.

Looking ahead, our sales team is responsible for overseeing nationwide sales and support, and they will drive our expansion into future international markets. Our territory managers work in tandem with our in-house technology solutions and horticultural experts to provide customers a turnkey indoor facility integrated system proposal. Agreements include the equipment being purchased and multi-year SaaS commitments that bring in substantial trailing revenues.

Marketing Team Aligned with Sales Force to Maximize Our Industry Visibility to Drive Revenue

Our marketing department works in tandem with our sales and business development representatives to best represent and sell our Agrify “Precision Elevated™” cultivation solution to the indoor agriculture industry. The sales and business development representatives push prospects through a sales funnel, also known as a “buyer’s journey”. A strategic sales model has been developed to create a seamless transition from the initial communication with a prospect through targeted messaging and eventually moving all the way through the funnel. The movement through this funnel is referred to as TOFU/MOFU/BOFU (Top of the Funnel/Middle of the Funnel/Bottom of the Funnel), which is focused on attention, consideration and decision-making, keeping the messaging consistent, the potential buyer engaged, and ultimately leads the prospect to close on a deal.

Our sales funnel duties are completed using a customer relationship management (CRM) system, which allows us to track, qualify, and report on the ROI of our marketing initiatives. Leads are added into our pipeline funnel predominantly through our digital marketing efforts, including direct marketing, organic social media growth, thought leadership, and demand generation via paid advertisements and press releases.

Direct Marketing

We capitalize on our direct marketing efforts by utilizing our internal CRM database, as well as the external help of trusted industry databases to target the right audience. Additionally, by taking advantage of our partners’ networks, such as those of Valiant-America, Bluezone, and Enozo, we are able to reach an extensive and reliable list of cultivators and industry professionals. Emails go out on a weekly basis and are subdivided by product focus and state, depending on the campaign. We use A/B testing in our email campaign strategy in order to harness meaningful messages that result in 40% engagement and above average open and click through rates. We are turning impressions into contacts at a rapid rate and have managed to grow our contact list by over 100% in one quarter. We are seeing 20% of these leads become sales qualified and 10% result in an opportunity.

Social Media and Thought Leadership

Through the creation and promotion of engaging content that positions us as a thought leader, we continue to organically grow our social media audience. We share original video, photography, industry-related articles, and blog content on a consistent basis. By developing strategic partnerships with well-known and respected brands, we are working to better position ourselves with marketing and branding efforts on social. Furthermore, we promote our social media in our communication via email and on our website. We also keep our finger on the pulse of trends and competitors in the market, remaining in-the-know. We have successfully more than doubled our social media presence across all platforms in the first half of 2020 and continue to show improvement in transitioning our social media audience into prospects.

Trade Shows

While digital marketing has been a consistent driver of leads and visibility for Agrify, trade shows related to various indoor agriculture topics have also proven to be highly effective. When attending trade shows, we typically position ourselves front and center, with high-level sponsorships and outstanding booth placement and presentation. Our product and subject matter experts take advantage of speaking opportunities, positioning Agrify as industry thought leaders. We expect to continue to grow our industry presence by generating leads using conferences as a platform. The trade show plan has been carefully vetted to ensure that these shows are reputable, have a strong business to business focus, high foot-traffic rates, as well as hosted in a desirable market.

In 2019, we were able to capture over 800 leads at our biggest event and over 200 leads per show at smaller regional conferences. More than 75% have become marketing qualified leads, of which 50% later became sales qualified. Many of these leads are now customers or in the process of becoming customers. We are seeing the largest amount of marketing qualified leads come through our trade show attendance. Given the proven success of these conferences, their reputation, their audiences and their industry magnitude, we expect to continue to seek headline and sponsorship roles. As a result of the COVID-19 pandemic, only three trade shows have been completed so far in 2020, with several others have been postponed. Accordingly, during the pandemic we have reallocated our resources to focus more heavily on our other means of generating leads, particularly through expanding our direct sales force.

AGRIFY
Developer of Premium Indoor Grow Solutions
AGRIFY

Paid Advertising

We utilize paid advertising such as banner ads on high-trafficked media sites that largely focus on agricultural technology and other relevant topics. We provide content offers and other downloadable materials in order to capture these leads. As we gain experience through these different marketing initiatives, we will make appropriate spending adjustments with our most effective outlets. We seek to expand our business both nationally and internationally, and will do so when we have proven, viable marketing options available to us.

Public Relations Campaigns

We have successfully gained the interest of press from networks such as CNN, CFN, industry trade journals, and more. With our industry positioning using thought-leadership and on-going participation in industry conferences, we have been highlighted every month through the Newswire and featured in a variety of media outlets. We will continue to sponsor and keynote in industry-related events including; tech and agriculture conferences, podcasts, radio shows and more to continue to gain press and ultimately more exposure.

Through our digital marketing efforts, we promote our solutions to customers who stand to benefit most from our products and services, which spans a wide range of indoor agriculture verticals. We aim to bring in at least twenty new qualified leads a week by driving traffic to our website, keeping impression numbers high, while also keeping our cost-per-lead low. As we receive more data, we plan on continuing to monitor the digital efforts that garner the most leads and make adjustments accordingly.

Our Joint Venture with Valiant-America

From a growth perspective, we believe our joint venture with Valiant-America gives us a credible and complementary channel partner with extensive industry relationships to help us gain additional market share by making our solution a prominent part of their discussions involving future projects in this space.

We believe this joint venture positions us as the only fully integrated grow solution in the industry as we are now able to provide services around facility design, mechanical and engineering planning, general contracting, hardware and equipment installation, and commissioning for all indoor agriculture customers.

We believe our turnkey offerings are highly differentiated from anything else on the market in that they combine our seamlessly integrated hardware and software offerings with a wide range of associated services such as consulting, engineering, and construction to form what we believe is the most complete solution available from a single provider. The totality of our product mix and service capabilities form an unrivaled ecosystem in what has historically been an extremely fragmented market. As a result, we believe we are well situated to create a dominant market position in the indoor agriculture segment.

Scale-Up Manufacturing Capabilities in Order to Meet the Increasing Demand for Our Grow Solutions

We currently use contract manufacturers (CMs) in the U.S. and in Asia for prototyping and volume manufacturing, and we plan to expand our capabilities in order to meet the increasing demand for our grow solutions. We design the systems internally, and then work with our CMs and suppliers to refine, prototype, and test the designs. The designs are documented at a level that allows us to have our products manufactured at multiple CMs, both in the U.S. and abroad.

Additionally, we work with domestic suppliers on a wide range of metal fabrication to allow for rapid prototyping and product development. One such CM and metal fabrication shop that we have worked with extensively in the past is Harbor Mountain, which is based in the Atlanta, GA area. Harbor Mountain has been producing and assembling many of our products for over three years, and they have served our needs well as a versatile and valued partner. On July 21, 2020, we acquired Harbor Mountain, including the acquisition of Harbor Mountain’s research and development, testing, and flexible manufacturing plant located just outside Atlanta, GA, along with key personnel and equipment. We believe this acquisition fits in nicely with our overall scale-up manufacturing strategy. For the remainder of 2020, Harbor Mountain will be asked to support our AVFU sales and production goals as a primary manufacturing location. In 2021 and beyond, we expect Harbor Mountain to evolve into more of a service, engineering development and prototyping, and test facility.

On December 7, 2020, we entered into a five year supply agreement with Mack Molding Co., a Vermont corporation (“Mack”), pursuant to which Mack will become a key supplier of Company’s AVFUs. Mack is a leading supplier of molded plastic parts, fabricated metal parts and high-level assemblies to the medical, industrial, transportation, energy/environment, computer and business equipment, defense/aerospace and consumer markets. Founded in 1920, Mack is a wholly-owned subsidiary of the privately-held Mack Group corporation, which also includes Mack Technologies and Mack Prototype. The supply agreement contemplates that, following an introductory period, we will negotiate a minimum percentage of our AVFU requirements that we will purchase from Mack each year based on the agreed upon pricing formula. In the event we are unable to agree with Mack on a minimum percentage, either party may terminate the agreement upon notice without further consequence or obligation.

We believe the supply agreement with Mack provides us with several key benefits, including:

•        Rapid Scaling:    We can scale to customer orders, as Mack has agreed to maintain a minimum safety stock of AVFUs in inventory and allow us to store additional inventory pending customer deliveries; and

•        Long-Term Efficiencies:    Under a strategic partner governance structure, we intend to meet with Mack at least quarterly in efforts to improve components acquisition and logistics, to lower production costs over time, provide additional alternatives for third party component vendors and allow us to provide input as to Mack’s overall production process and operational effectiveness.

We anticipate that this key strategic relationship with Mack will grow with our continued and expanding need for additional AVFUs.

Overall, our approach to manufacturing is to use CMs to prototype, iterate, and begin initial production, then transition to volume production including in lower cost geographies, which results in both rapid time-to-market and low production costs. As we grow, we intend to continually analyze and evolve our manufacturing capabilities to best meet our customer needs while always focusing on ways to maximize operating margins.

Equipment Financing Program

Our equipment financing program, which we believe is novel in the indoor agriculture space, is instrumental in removing certain points of friction from the sales cycle and it can be a major factor that tips the scales in our favor with certain prospects. When any of our credit-worthy customers take advantage of this opportunity, they are able expedite their speed to market as a result of not having to finance their purchase with 100% equity. As a result, we are able to collect between 30% and 50% of the purchase order immediately, with the balance typically being repaid over a two-year period, with interest, under commercially reasonable terms. By offering this equipment financing option, we have effectively broadened our prospect pool, and we believe that this will lead to more deals closing over time.

Intellectual Property

We rely on a combination of patent, trademark, copyright, trade secret, including federal, state and common law rights in the United States and other countries, nondisclosure agreements, and other measures to protect our intellectual property. We require our employees, consultants, and advisors to execute confidentiality agreements and to agree to disclose and assign to us all inventions conceived under their respective employment, consultant, or advisor agreement, using our property, or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Our business is affected by our ability to protect against misappropriation and infringement of our intellectual property, including our trademarks, service marks, patents, domain names, copyrights and other proprietary rights.

Patents

We filed United States provisional patent application 62/830,770 on April 8, 2019 titled “Device for Light Limiting Current” that serves as the priority document for our April 6, 2020 filing of PCT application PCT/US2020/026878. This application is directed to, among other things, a current limiting device coupled with a light emitting diode driver.

Trademarks and Copyrights

We, or our subsidiaries, have a pending United States trademark applications for AGRIFY and TRIGROW. In addition, we recognize common-law trademark rights TECHOPS, AGRIFY INSIGHTS and AGRINAMICS for different software as a service products.

Our subsidiary, Agrify Brands LLC is the owner of certain common-law trademarks that it licenses to third parties. Marks covered by the license include, DAWG STAR (including multiple logo designs), WESTERN CULTURED (including multiple logo designs), TWISTED LEGION (logo), WAXTRONAUT (including multiple logo designs) and WAXTRONAUT COSMICALLY CURATED EXTRACTS.

Although we have not sought copyright registration for our technology or works to date, we rely on common law copyright and trade secret protections in relation to our TechOps/Agrify Insights™ computer program for indoor agriculture management. We have registered our Internet domain names related to our business. We license software from third parties and utilize open source software for integration into our applications.

In addition, while we know that our current product and service capabilities are highly novel and compelling, we do not intend to be complacent. We will continue to learn from our customers and from the market, and if there is an opportunity to deploy a new and improved version of one of our offerings or if we decide there is room in the market for a new type of solution, we fully intend to diligently explore those possibilities to augment our existing business and grow our reach.

Property, Employees and Human Capital Resources

As of the date of this prospectus, we have over 40 employees located in or around Burlington, Massachusetts. Since our prior office lease in Burlington expired in July 2020, we currently have no physical office and our employees are working remotely. However, we may consider entering into a new office lease in the future although we have no current plans to do so. We may also pursue additional warehousing capabilities. None of our employees are subject to collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plan is to attract, retain and reward personnel through the granting of stock-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Corporate History

Agrify Corporation was incorporated in the state of Nevada on June 6, 2016, originally incorporated as Agrinamics, Inc. (or Agrinamics). On September 16, 2019, Agrinamics amended its articles of incorporation to reflect a name change to Agrify Corporation.

On January 22, 2020, we and Agrify Merger Sub, Inc., our newly formed wholly-owned subsidiary (or Merger Sub), entered into an Agreement of Merger with TriGrow Systems, Inc., a Nevada corporation (or TriGrow), pursuant to which TriGrow was merged with and into Merger Sub, with Merger Sub as the surviving corporation, resulting in our indirect acquisition of TriGrow.

On December 8, 2019, we formed a 60/40 joint-venture limited liability company in which we are the 60% majority owner with Valiant-America, LLC, one of the largest premium integrated consulting and general contracting firms in North America with more than 10 years of facility general contracting experience across many states.

On July 21, 2020, we acquired Harbor Mountain Holdings, LLC, who we have had a close working relationship with for over three years, including the acquisition of Harbor Mountain’s research and development, testing, and flexible manufacturing plant located just outside Atlanta, GA, along with key personnel and equipment. This acquisition will give us increased, and in some respects, new in-house resources and capabilities around engineering, prototyping, manufacturing, testing, warehousing and installation services.

MANAGEMENT

The following table sets forth certain information about our executive officers, key employees and directors as of the date of this prospectus.

Name	Age	Position
Raymond Chang	50	Chief Executive Officer; Chairman of the Board of Directors
Niv Krikov	50	Chief Financial Officer
Robert Harrison	49	Chief Operating Officer
Richard A. Stamm	53	Vice President, General Counsel and Secretary
Guichao Hua	55	Director
Thomas Massie	56	Independent Director
Krishnan Varier	40	Independent Director
Timothy Mahoney	64	Independent Director
Timothy Oakes	52	Independent Director

Raymond Chang.    Mr. Chang has served as our president, chief executive officer and chairman of our board of directors since June 15, 2019. From September 2015 through May 2019, Mr. Chang was a lecturer in the Practice of Management at the Yale School of Management and an Adjunct Professor at Babson College as well as a managing director at NXT Ventures. In 1997, Mr. Chang founded GigaMedia, the first broadband company in Asia. In 2000, this company went public on NASDAQ (NASDAQ: GIGM) and raised $280 million, one of the largest IPOs for an internet company prior to 2000. In 2007, Mr. Chang founded Luckypai, a leading TV shopping company in China and raised venture financing from Lightspeed Venture Partners, DT Capital, Intel, Lehman Brothers, and Goldman Sachs. Luckypai was sold to Lotte Group, which is one of the largest Asian conglomerates based in Korea, for $160 million in 2010. From 2012 to 2013, Mr. Chang served as the chief executive officer of New Focus Auto, the largest automobile aftersales service company listed on the Hong Kong Stock Exchange (HKSE: 0360.HK). In 2014, Mr. Chang completed the sale of New Focus Auto to CDH Investments, which is one of the largest private equity firms based in Asia, and raised over $150 million for the company. In 2000, Mr. Chang was selected by Fortune as one of the twenty-five “Next Generation Global Leaders Under 40” and by Business Week Asia as one of Asia’s 20 most influential new economy leaders in the 21st century. He was also featured in 2005 as a panel speaker at the World Economic Forum in Zurich, Switzerland. Mr. Chang was the former treasurer/elected board member of Shanghai American School and a member of the Young Presidents Organization — Shanghai Chapter. Mr. Chang received his BA from New York University, MBA from Yale School of Management, and MPA from Harvard JFK School of Government. We believe that Mr. Chang’s successful serial entrepreneurial and management track records make him a qualified member of our board.

Niv Krikov.    Mr. Krikov has served as our chief financial officer since January 20, 2020. From March 2018 to January 2020, Mr. Krikov served as the chief financial officer of Desalitech, Inc., a water purification company based in Newton, MA. From January 2016 to November 2017, Mr. Krikov served as the chief financial officer of PeerApp, a technology company for development and license of high-performance cache solutions for telecommunication networks based in Austin, TX. From November 2014 to December 2015, Mr. Krikov served as the chief financial officer of Proftect, Inc., a technology company for development and license of high-performance cache solutions for telecommunication networks based in the Boston area. From March 2007 to November 2014, Mr. Krikov served as the chief financial officer of NTS, Inc., a publicly traded international telecommunication company listed on the NYSE (NYSE: NTS) and TASE Prior to that, Mr. Krikov served as corporate controller with Nur Macroprinters Ltd. (NASDAQ: NURM) prior to it being acquired in 2007 by Hewlett Packard Company and as controller and credit and revenue manager with Alvarion Ltd. Mr. Krikov received his BA from Tel Aviv University and his LLM from Bar-Ilan University.

Robert Harrison.    Mr. Harrison has served as our chief operating officer since July 21, 2020. Mr. Harrison joined us on April 15, 2020 as our director, project management. From January 2014 to October 2019, Mr. Harrison served as the region head LED lamps of LEDVANCE / Osram Sylvania, a worldwide leader in innovative lighting products as well as intelligent and connected lighting solutions under the Sylvania and Osram brands. At LEDVANCE / Osram Sylvania, Mr. Harrison ran the business unit for LED lighting in North America and South America. From November 2009 to January 2014, Mr. Harrison served as the director of engineering responsible for Osram Sylvania’s solid-state lighting and power electronics activities as well as the head of the project management office. Prior to LEDVANCE / Osram Sylvania, Mr. Harrison held roles in the automotive metrology, industrial automation and biomedical areas. Mr. Harrison is PMP certified with the Project Management Institute and holds 16 patents. Mr. Harrison received his BS and MS degrees in Mechanical Engineering from Worcester Polytechnic Institute and his MBA from Babson College.

Richard A. Stamm.    Mr. Stamm has served as our vice president, general counsel and secretary since September 16, 2020. Prior to joining our company, Mr. Stamm was the Vice President, General Counsel and Secretary of Ocean Spray Cranberries, Inc., where he spent the previous 23 years. Mr. Stamm also served as Vice President of Cooperative Development at Ocean Spray (which operates as a cooperative), and was responsible for managing the intricate contractual and ownership relationships between Ocean Spray and its grower-owners. Over the past 15 years, Mr. Stamm also served as Board Secretary at Ocean Spray, playing an integral role with the Ocean Spray board’s Governance Committee and with Cooperative Membership with respect to board structure, composition and representation by independent directors and outside advisors. Prior to his service with Ocean Spray, Mr Stamm spent four years in corporate practice with Dechert, LLP, a large international law firm. Mr. Stamm was an active member and former Chairman of the Legal, Tax and Accounting Committee of the National Council of Farmer Cooperatives (NCFC) along with numerous other industry associations. He has spoken at numerous industry Board of Director Education and Cooperative Governance seminars and also serves as a guest lecturer on Board Governance for Cornell University Dyson School’s Cooperative Business Management Class. Following an undergraduate degree in Business Economics from Brown University in 1989, Mr. Stamm graduated first in his class from the University of Connecticut School of Law in 1992.

Guichao Hua.    Mr. Hua has served as a member of our board of directors since June 15, 2019. Mr. Hua is a renowned expert in the global power electronics arena. He brings over 25 years of experience in the lighting industry and has extensive knowledge in running successful businesses. In 2007, Mr. Hua founded Inventronics Inc., which is currently one of the largest companies in the world engaged in the design and manufacture of high efficiency, high reliability and long-life LED drivers, and served as the founder and chief executive officer from 2007 to 2019, and has served as the executive chairman since 2019. In 2016, Inventronics became a public company in China (300582.SZ). In December 2017, Mr. Hua founded 4D Bios Inc., which is focused on the design, manufacture, and marketing and sales of LED vertical farm systems. 4D Bios aims to become a global leader in this high-tech new agriculture industry. Mr. Hua is a co-founder and former vice president of engineering of VPT Inc., which is now one of the largest military/aerospace power companies in the world. Mr. Hua received his Ph.D. from the Center for Power Electronic System (CPES) at Virginia Tech in 1994, and served as research associate and scientist in CPES for 5 years. Mr. Hua has obtained more than 20 U.S. patents and published more than 70 theses, enjoying a strong reputation in the switch power industry. We believe that Mr. Hua’s exemplary career building thriving global hardware companies along with his design, engineering and manufacturing expertise makes him a qualified member of our board.

Thomas Massie.    Mr. Massie has served as a member of our board of directors since June 24, 2020. Since 2016, Mr. Massie has been a partner with WAVE Equity Partners, a Boston based private equity firm that accelerates market validated companies solving some of the world’s greatest challenges in essential markets for energy, food, water, and waste. In addition, since 2016, Mr. Massie has served as the chief executive officer of Topline Performance Solutions, Inc., a management consulting firm based in Woburn, MA. From 1987 to 2016, Mr. Massie was the founder and chief executive officer of three technology related companies, Mass Micro Systems, Focus Enhancements and Bridgeline Digital, each of which subsequently went public on NASDAQ. From 2002 to 2007, Mr. Massie was a board member and chairman of the corporate governance committee for MapInfo Corp., which was acquired by Pitney Bowes in 2007. Mr. Massie is a guest lecturer at the University of Massachusetts, Robert J. Manning School of Business and attended Wayne State University. Mr. Massie was a non-commissioned officer in the United States Army and is currently the chairman of the board for Warriors A Team, a nonprofit dedicated to assisting struggling veterans to successfully re-acclimate in civilian life. We believe that Mr. Massie’s demonstrated sales leadership, private equity experience and track record of taking companies public makes him a qualified member of our board.

Krishnan Varier.    Mr. Varier has served as a member of our board of directors since June 24, 2020. Mr. Varier joined Arcadian Capital Management in 2018 to help lead its principal investing activities, including deal sourcing, due diligence and negotiations, bringing more than 15 years of financial services and Wall Street deal-making experience and knowledge. For much of his career, Mr. Varier served as a healthcare investment banker in relationship coverage roles with Cowen (2014-2016), BofA-Merrill Lynch (2011-2013) and Morgan Keegan and has completed more than $6 billion in closed capital raising and merger and acquisition transactions. Mr. Varier began independently working with companies in the cannabis industry in 2016 in varying capacities as a private investor, mentor, advisor and consultant as part of Varier Venture Consulting LLC. Mr. Varier completed his undergraduate studies in 2001 at the University of Texas at Austin, where he earned a B.A. in Economics with a focus in Business Administration. He initially gained experience as a wealth manager for AXA Advisors, and later with the Austin-based brokerage firm Eltekon Financial. He then joined Bank of America’s Global Corporate Bank in Charlotte, NC, as part of its Treasury Solutions Group inside sales team covering large-cap industrial corporate clients. Mr. Varier also holds an MBA from the University of North Carolina at Chapel Hill, Kenan-Flagler Business School, with a double-focus in Finance and Investment Management. We believe that Mr. Varier’s role as an investor with a deep focus on our industry combined with his lengthy history in investment banking makes him a qualified member of our board.

Timothy Mahoney.    Mr. Mahoney has served as a member of our board of directors since December 17, 2020. Mr. Mahoney served as a U.S. Representative for Florida’s 16th congressional district from January 2007 to January 2009. Mr. Mahoney is the owner of Caribou LLC, a strategic advisory firm he found in 2009 that consults with CEOs and their boards on managing systemic risk and maximizing shareholder value through the identification and capture of strategic opportunities. In March 2013, Mr. Mahoney also founded Cannae Policy Group, a Washington D.C. based public policy company, where he serves as a chief political strategist advising companies, associations, and governments on complex public policy issues. Before becoming a Congressman, from 1998 to 2007, Mr. Mahoney was a co-founder of vFinance, Inc., which subsequently acquired National Holdings Corporation. National has grown to become one of America’s leading middle-market brokerage firms, managing more than $5 billion of client assets with over 50 offices worldwide. Mr. Mahoney has also been involved with companies in the cannabis industry in varying capacities as a private investor, advisor and consultant, including Atlas Biotechnologies, Inc., a licensed medical cannabis grower operating in Canada and the EU, and Volcanic Green Holdings, Inc., a holding company for a Colombian based outdoor cultivation cannabis grower and CBD extracts producer. Mr. Mahoney holds a BA degree in Computer Science and Business from West Virginia University and an MBA from George Washington University. We believe Mr. Mahoney’s knowledge and experience with the legislative process of Congress and his diverse experience and knowledge in corporate governance make him qualified to be a member of our board.

Timothy Oakes.    Mr. Oakes has served as a member of our board of directors since December 17, 2020. Since September 2019, Mr. Oakes has served as the chief accounting officer of Endurance International Group Holdings, Inc., a publicly listed company (NASDAQ: EIGI) which is a global provider of cloud-based platform solutions designed to help small and medium-sized businesses succeed online. From April 2018 to September 2019, Mr. Oakes worked as an independent business consultant, providing financial and operational advice. From August 2004 to April 2018, Mr. Oakes served in various finance and accounting roles at Edgewater Technology, Inc., a then publicly traded information technology consulting services company. Mr. Oakes joined Edgewater in 2004 as a Director of Finance and was subsequently promoted to Vice President of Finance in 2007, Chief Accounting Officer in 2008 and Chief Financial Officer in 2009. Mr. Oakes holds a Bachelor of Science degree in Business Administration from Stonehill College. He began his career in accountancy at the Boston office of KPMG LLP. We believe Mr. Oakes’ executive positions at various publicly traded companies and extensive background in business, public accounting, mergers and acquisitions and corporate governance matters make him qualified to be a member of our board.

CORPORATE GOVERNANCE

Director Independence

The board of directors has reviewed the independence of our directors based on the listing standards of the NASDAQ. Based on this review, the board of directors has determined that each of Thomas Massie, Krishnan Varier, Timothy Mahoney and Timothy Oakes are independent within the meaning of the NASDAQ rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Board Committees

Our Board has established the following three standing committees: audit committee; compensation committee; and nominating and governance committee, or nominating committee. Our board of directors has adopted written charters for each of these committees. Copies of the charters will be available on our website. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The audit committee is responsible for, among other matters:

•        appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm the independence of its members from its management;

•        reviewing with our independent registered public accounting firm the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•        reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•        coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

•        establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

•        reviewing and approving related-person transactions.

Our audit committee consists of Krishnan Varier, Timothy Mahoney and Timothy Oakes, with Mr. Oakes serving as the chairman. The NASDAQ rules require us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors within 90 days of the date of this prospectus and all independent audit committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Krishnan Varier, Timothy Mahoney and Timothy Oakes meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and NASDAQ rules. Our board of directors has determined that Mr. Oakes qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The compensation committee is responsible for, among other matters:

•        reviewing key employee compensation goals, policies, plans and programs;

•        reviewing and approving the compensation of our directors and executive officers;

•        reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•        appointing and overseeing any compensation consultants or advisors.

Our compensation committee consists of Thomas Massie, Timothy Mahoney and Timothy Oakes, with Mr. Mahoney serving as the chairman.

Nominating Committee

The purpose of the nominating committee is to assist the board in identifying qualified individuals to become board members, in determining the composition of the board and in monitoring the process to assess board effectiveness. Our nominating committee consists of Thomas Massie, Krishnan Varier and Timothy Mahoney, with Mr. Massie serving as the chairman.

Board Leadership Structure

Currently, Raymond Chang is our principal executive officer and our chairman of the board.

Risk Oversight

Our board of directors will oversee a company-wide approach to risk management. Our board of directors will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our board of directors will have ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee oversees management of enterprise risks and financial risks, as well as potential conflicts of interests. Our board of directors is responsible for overseeing the management of risks associated with the independence of our board of directors.

Code of Business Conduct and Ethics

Our board of directors adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. A copy of this code will be available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation paid during the years ended December 31, 2019 and 2018 to each of the executive officers named below, who are collectively referred to as “named executive officers” elsewhere in this prospectus.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Raymond Chang,	2019	86,345		—	—	40,043	—	—	13,848	(2)	140,236
Chief Executive Officer and Chairman of the Board	2018	—		—	—	—	—	—	—		—
Matthew Liotta,	2019	87,019	(3)	—	—	16,534	—	—	140,514	(4)	244,067
Former Chief Technology Officer(3)	2018	—		—	—	—	—	—	39,333	(5)	39,333
Niv Krikov,	2019	—		—	—	—	—	—	—		—
Chief Financial Officer(6)	2018	—		—	—	—	—	—	—		—

____________

(1)      Reflects the aggregate grant date fair value of stock options granted during the relevant fiscal year calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see Note 9 to our audited consolidated financial statements included in this proxy statement/prospectus.

(2)      Includes payment of health plan premiums as per our policy.

(3)      On August 5, 2020, Mr. Liotta resigned from his position as chief technology officer and is no longer an employee of our company. On December 17, 2020, Mr. Liotta resigned from our board of directors and in consideration of such resignation, we agreed on the acceleration of vesting of all unvested options to purchase shares of our common stock held by Mr. Liotta and his spouse, Jennifer Liotta.

(4)      Includes our payment of health plan premiums as per our policy in the total amount of $13,848 and consulting fees of $126,666 as per consulting agreement between TriGrow and Argand Group, LLC, a company controlled by Matthew Liotta.

(5)      Includes consulting fees of $13,333 per month between TriGrow and Argand Group, LLC a company controlled by Matthew Liotta. The agreement covered the fees payment through March 2018.

(6)      On January 20, 2020, we and Mr. Krikov entered into an agreement pursuant to which Mr. Krikov agreed to be employed by us as our chief financial officer, effective as of February 1, 2020.

Employment Agreements

Raymond Chang

We will enter into an employment agreement with Raymond Chang to serve as our Chief Executive Officer effective as of the closing of this offering. We agreed to pay Mr. Chang an annual base salary of $300,000. Mr. Chang will be eligible to receive a discretionary performance-based bonus of up to $300,000 that will be determined and paid at the sole discretion of the Company and may be based on a variety of factors, including his individual performance and the overall performance of the Company. The agreement is for an initial term of three years, to be automatically extended for successive three-year periods, subject to earlier termination as provided in the agreement.

In the event that Mr. Chang’s employment is terminated by us without cause or in connection with a change of control or by Mr. Chang for good reason, he will be entitled to receive certain severance benefits, including severance pay equal to the greater of (a) 300% of his annual base salary and (b) $1,000,000. We can terminate Mr. Chang’s employment for cause only if we receive the unanimous agreement of our board of directors. In addition, if we terminate his employment without cause, or if Mr. Chang resigns for good reason, or upon the occurrence of a change of control, all of his issued but unvested options will immediately vest. In addition to the terms of our standard invention assignment, restrictive covenants, and confidentiality agreement, Mr. Chang’s employment agreement contains confidentiality, non-solicitation and non-competition provisions, whereby Mr. Chang is subject to non-solicitation restrictions for a period of at least one year and to non-competition restrictions for a period of at least six months following his employment period.

Niv Krikov

We will enter into an employment agreement with Niv Krikov to serve as our Chief Financial Officer effective as of the closing of this offering. We agreed to pay Mr. Krikov an annual base salary of $265,000. Mr. Krikov will be eligible to receive a discretionary performance-based bonus of up to $180,000 that will be determined and at the sole discretion of the Company and may be based on a variety of factors, including his individual performance and the overall performance of the Company. The agreement is for an initial term of two years, to be automatically extended for successive two-year periods, subject to earlier termination as provided in the agreement.

In the event that Mr. Krikov’s employment is terminated by us without cause or in connection with a change of control or by Mr. Krikov for good reason, he will be entitled to receive certain severance benefits, including severance pay equal to his base salary for a period equal to the greater of (a) one year and (b) from the termination date through the end of the term of the agreement. In addition, if we terminate his employment without cause, or if Mr. Krikov resigns for good reason, or upon the occurrence of a change of control, all of his issued but unvested options will immediately vest. In addition to the terms of our standard invention assignment, restrictive covenants, and confidentiality agreement, Mr. Krikov’s employment agreement contains confidentiality, non-solicitation and non-competition provisions, whereby Mr. Krikov is subject to non-solicitation restrictions for a period of at least one year and to non-competition restrictions for a period of at least six months following his employment period.

On May 6, 2020, Mr. Krikov was granted stock options to purchase 233,173 shares of common stock under our 2019 Stock Option Plan (the “2019 Plan”) at an exercise price per share of $1.44 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. On July 20, 2020, Mr. Krikov was granted stock options to purchase 36,827 shares of common stock under our 2019 Plan at an exercise price per share of $1.44 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. On October 19, 2020, Mr. Krikov was granted stock options to purchase 217,832 shares of common stock under our 2019 Plan at an exercise price per share of $3.07 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. Each of these stock option grants provide for accelerated vesting in the event of a change of control transaction or an initial public offering under which 50% of such options (assuming none have previously vested) will vest immediately prior to such event.

Robert Harrison

We will enter into an employment agreement with Robert Harrison to serve as our Chief Operating Officer effective as of the closing of this offering. We agreed to pay Mr. Harrison an annual base salary of $250,000. Mr. Harrison will be eligible to receive a discretionary performance-based bonus of up to $120,000 that will be determined and at the sole discretion of the Company and may be based on a variety of factors, including his individual performance and the overall performance of the Company. The agreement is for an initial term of two years, to be automatically extended for successive two-year periods, subject to earlier termination as provided in the agreement.

In the event that Mr. Harrison’s employment is terminated by us without cause or in connection with a change of control or by Mr. Harrison for good reason, he will be entitled to receive certain severance benefits, including severance pay equal to his base salary for a period equal to the greater of (a) one year and (b) from the termination date through the end of the term of the agreement. In addition, if we terminate his employment without cause, or if Mr. Harrison resigns for good reason, or upon the occurrence of a change of control, all of his issued but unvested options will immediately vest. In addition to the terms of our standard invention assignment, restrictive covenants, and confidentiality agreement, Mr. Harrison’s employment agreement contains confidentiality, non-solicitation and non-competition provisions, whereby Mr. Harrison is subject to non-solicitation restrictions for a period of at least one year and to non-competition restrictions for a period of at least six months following his employment period.

On May 6, 2020, Mr. Harrison was granted stock options to purchase 21,198 shares of common stock under our 2019 Plan at an exercise price per share of $1.44. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. On July 20, 2020, Mr. Harrison was granted stock options to purchase 113,802 shares of common stock under our 2019 Plan at an exercise price per share of $1.44. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. On October 19, 2020, Mr. Harrison was granted stock options to purchase 108,916 shares of common stock under our 2019 Plan at an exercise price per share of $3.07 and expiring 10 years from the date of grant. 25% of the options vest

12 months following issuance and the balance vests in 36 equal monthly installments thereafter. Each of these stock option grants provide for accelerated vesting in the event of a change of control transaction or an initial public offering under which 50% of such options (assuming none have previously vested) will vest immediately prior to such event.

Richard A. Stamm

We will enter into an employment agreement with Richard Stamm to serve as our Vice President, General Counsel and Secretary effective as of the closing of this offering. We agreed to pay Mr. Stamm an annual base salary of $250,000. Mr. Stamm will be eligible to receive a discretionary performance-based bonus of up to $100,000 that will be determined and at the sole discretion of the Company and may be based on a variety of factors, including his individual performance and the overall performance of the Company. The agreement is for an initial term of two years, to be automatically extended for successive two-year periods, subject to earlier termination as provided in the agreement.

In the event that Mr. Stamm’s employment is terminated by us without cause or in connection with a change of control or by Mr. Stamm for good reason, he will be entitled to receive certain severance benefits, including severance pay equal to his base salary for a period equal to the greater of (a) one year and (b) from the termination date through the end of the term of the agreement. In addition, if we terminate his employment without cause, or if Mr. Stamm resigns for good reason, or upon the occurrence of a change of control, all of his issued but unvested options will immediately vest. In addition to the terms of our standard invention assignment, restrictive covenants, and confidentiality agreement, Mr. Stamm’s employment agreement contains confidentiality, non-solicitation and non-competition provisions, whereby Mr. Stamm is subject to non-solicitation restrictions for a period of at least one year and to non-competition restrictions for a period of at least six months following his employment period.

On October 19, 2020, Mr. Stamm was granted stock options to purchase 162,611 shares of common stock under our 2019 Plan at an exercise price per share of $3.07 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. This stock option grant provide for accelerated vesting in the event of a change of control transaction or an initial public offering under which 50% of such options (assuming none have previously vested) will vest immediately prior to such event.

Former Chief Technology Officer

On June 4, 2019, we and Matthew Liotta entered into an employment agreement pursuant to which Mr. Liotta agreed to be our chief technology officer, effective as of June 4, 2019. Pursuant to this agreement, Mr. Liotta was paid an annual gross salary of $170,000 and agreed to a one year non-competition restriction as well as a one year non-solicitation restriction. Mr. Liotta accepted a temporary salary reduction of 35% as of April 1, 2020. On August 5, 2020, Mr. Liotta resigned as chief technology officer to pursue other opportunities. In consideration for his service to our company, Mr. Liotta entered into a separation agreement pursuant to which he will receive severance in an amount equal to six months of his base salary payable over such period. On December 17, 2020, Mr. Liotta resigned from our board of directors and in consideration of such resignation, we agreed on the acceleration of vesting of all unvested options to purchase shares of our common stock held by Mr. Liotta and his spouse, Jennifer Liotta.

Potential Payments Upon Termination or Change in Control

Pursuant to their respective employment agreements as more fully described above, each of our executive officers are entitled to receive potential payments upon a termination of employment without cause or resignation for good reason or termination of employment without cause or resignation for good reason following a change in control.

Outstanding Equity Incentive Awards At Fiscal Year-End

The following table sets forth certain information concerning option awards and stock awards held by our named executive officers as of December 31, 2019. These grants were subsequently revoked and in May 2020, we issued replacement options for the same number of shares but with a lower exercise price. Our named executive officers did not hold any stock awards as of December 31, 2018.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Raymond Chang	29,679	(1)	207,754	—	1.96	December 27, 2029	—	—	—	—

Matthew Liotta	14,840	(2)	103,881	—	2.16	December 27, 2024	—	—	—	—

____________

(1)      On December 9, 2019, Mr. Chang was granted options to purchase 237,433 shares of our common stock under our 2019 Plan, which options vest in equal monthly installments over a period of 48 months, exercisable at $1.96 per share and expiring 10 years from the date of grant. These options were subsequently cancelled in May 2020. On May 6, 2020 Mr. Chang was granted options to purchase 534,199 shares of common stock at an exercise price per share of $1.44 and expiring 10 years from the date of grant. 143,499 of the stock options were fully vested on the grant date and the remaining stock options vest monthly over 24 to 48 months, and 242,368 shares are subject to accelerated vesting in the event of a change of control transaction or initial public offering. On July 20, 2020, Mr. Chang was granted options to purchase 22,567 shares of common stock at an exercise price per share of $1.44 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. On October 19, 2020, Mr. Chang was granted stock options to purchase 418,898 shares of common stock under our 2019 Plan at an exercise price per share of $3.07 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. Each of the July 20, 2020 and October 19, 2020 stock option grants provides for accelerated vesting in the event of a change of control transaction or an initial public offering under which 50% of such options (assuming none have previously vested) will vest immediately prior to such event.

(2)      On December 26, 2019, Mr. Liotta was granted options to purchase 118,721 shares of our common stock under our 2019 Plan, which options vested in equal monthly installments over a period of 48 months, exercisable at $2.16 per share and expiring 5 years from the date of grant. These options were subsequently cancelled in May 2020. On May 6, 2020, Mr. Liotta was granted stock options to purchase 309,499 shares of common stock under our 2019 Plan at an exercise price per share of $1.58 and expiring 5 years from the date of grant. 71,727 of the stock options were fully vested on the grant date and the remaining stock options vest monthly over 24 to 48 months. On August 5, 2020, Mr. Liotta resigned from his position as chief technology officer and is no longer an employee of our company. On December 17, 2020, Mr. Liotta resigned from our board of directors and in consideration of such resignation, we agreed on the acceleration of vesting of all unvested options to purchase shares of our common stock held by Mr. Liotta and his spouse, Jennifer Liotta.

Non-Executive Director Compensation

Except as set forth below, the non-executive members of our board of directors have not received any compensation prior to this offering and no arrangements have been entered into in relating to compensation after this offering. Following this offering, the board of directors will establish a compensation package for the non-executive members of the board of directors.

On May 6, 2020, Mr. Massie was granted options to purchase 29,039 shares of common stock at an exercise price per share of $1.44 and expiring 10 years from the date of grant. 14,098 of the stock options were fully vested on grant date and the remaining stock options are vested monthly over 24 to 48 months. This stock option grant provides that 2,647 shares are subject to accelerated for vesting in the event of a change of control transaction or an initial public offering. On August 10, 2020, Mr. Massie was granted options to purchase 21,000 shares of common stock at an exercise price per share of $1.44 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. On October 19, 2020, Mr. Massie was granted stock options to purchase 58,368 shares of common stock under our 2019 Plan at an exercise price per share of $3.07 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. This stock option grant provides for accelerated vesting in the event of a change of control transaction or an initial public offering under which 50% of such options (assuming none have previously vested) will vest immediately prior to such event.

On July 20, 2020, Mr. Varier was granted options to purchase 5,000 shares of common stock at an exercise price per share of $1.44 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. This stock option grant provides that 50% of shares are subject to accelerated for vesting in the event of a change of control transaction or an initial public offering. On August 10, 2020, Mr. Varier was granted options to purchase 3,300 shares of common stock at an exercise price per share of $1.44 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. On October 19, 2020, Mr. Varier was granted stock options to purchase 56,744 shares of common stock under our 2019 Plan at an exercise price per share of $3.07 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. This stock option grant provides for accelerated vesting in the event of a change of control transaction or an initial public offering under which 50% of such options (assuming none have previously vested) will vest immediately prior to such event.

On October 19, 2020, Mr. Hua was granted stock options to purchase 65,044 shares of common stock under our 2019 Plan at an exercise price per share of $3.07 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. This stock option grant provides for accelerated vesting in the event of a change of control transaction or an initial public offering under which 50% of such options (assuming none have previously vested) will vest immediately prior to such event.

On October 19, 2020, Mr. Mahoney was granted stock options to purchase 65,044 shares of common stock under our 2019 Plan at an exercise price per share of $3.07 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. This stock option grant provides for accelerated vesting in the event of a change of control transaction or an initial public offering under which 50% of such options (assuming none have previously vested) will vest immediately prior to such event.

On October 19, 2020, Mr. Oakes was granted stock options to purchase 65,044 shares of common stock under our 2019 Plan at an exercise price per share of $3.07 and expiring 10 years from the date of grant. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. This stock option grant provides for accelerated vesting in the event of a change of control transaction or an initial public offering under which 50% of such options (assuming none have previously vested) will vest immediately prior to such event.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

2019 Stock Option Plan

On June 4, 2019, we adopted and approved the 2019 Stock Option Plan which provides for the issuance of 2,758,260 shares of our common stock. On August 10, 2020 and October 8, 2020, our Board of Directors and stockholders, respectively, approved an increase to the maximum number of shares of common stock authorized for issuance over the term of the 2019 Plan from 2,758,260 shares to 5,307,083 shares. As of the date of this prospectus, we have granted an aggregate of 4,951,085 options to various officers, directors, employees and consultants under the 2019 Plan. As of the date of this prospectus, there are 355,998 shares available to be granted under the 2019 Plan. On or prior to the consummation of this offering, we intend to cancel the 2019 Plan and convert these stock options to the 2020 Plan, as more fully described below. Under the 2019 Stock Option Plan, the standard vesting schedule provides that 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter. However, our board of directors is permitted to provide for alternative or accelerated vesting schedules in approving each stock option grant. In many cases, our board of directors has included an accelerated vesting schedule under which 50% of the stock options granted vest immediately prior to a change of control transaction or the our first underwritten public offering.

2020 Omnibus Equity Incentive Plan

Our board of directors and stockholders have adopted and approved the 2020 Omnibus Equity Incentive Plan (the “2020 Plan”), which has replaced the 2019 Plan. The 2020 Plan is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to our officers, employees, directors, consultants and advisers. The purpose of the 2020 Plan is to help us attract, motivate and retain such persons with awards under the 2020 Plan and thereby enhance shareholder value.

Administration.    The 2020 Plan is administered by the board, and upon consummation of this offering will be administered by the compensation committee of the board, which shall consist of three members of the board, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and “independent” for purposes of any applicable listing requirements. If a member of the compensation committee is eligible to receive an award under the 2020 Plan, such compensation committee member shall have no authority under the plan with respect to his or her own award. Among other things, the compensation committee has complete discretion, subject to the express limits of the 2020 Plan, to determine the directors, employees and nonemployee consultants to be granted an award, the type of award to be granted the terms and conditions of the award, the form of payment to be made and/or the number of shares of common stock subject to each award, the exercise price of each option and base price of each stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the common stock underlying the award, and the required withholding, if any. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would impair the participant’s rights or entitlements with respect to that award. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2020 Plan. Notwithstanding the foregoing, the compensation committee does not have any authority to grant or modify an award under the 2020 Plan with terms or conditions that would cause the grant, vesting or exercise thereof to be considered nonqualified “deferred compensation” subject to Code Section 409A, unless such award is structured to be exempt from or comply with all requirements of Code Section 409A.

Grant of Awards; Shares Available for Awards.    The 2020 Plan provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of Agrify or its affiliates. The aggregate number of shares of common stock that may be reserved and available for grant and issuance under the 2020 Plan is 2,500,000 shares, plus any reserved shares of common stock not issued or subject to outstanding awards granted under our 2019 Stock Plan (the “Prior Plan”). No more than [____] shares of common stock in the aggregate may be issued under the 2020 Plan in connection with incentive stock options. Shares shall be deemed to have been issued under the 2020 Plan solely to the extent actually issued and delivered pursuant to an award. If any award granted under the Prior Plan or the 2020 Plan expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the 2020 Plan. The 2020 Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the board of directors. The board of directors in its discretion may terminate the 2020 Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2020 Plan’s termination shall not materially and adversely impair the rights of a holder, without the consent of the holder, with respect to any award previously granted.

Future new hires and additional non-employee directors and/or consultants would be eligible to participate in the 2020 Plan as well. The number of stock options and/or shares of restricted stock to be granted to executives and directors cannot be determined at this time as the grant of stock options and/or shares of restricted stock is dependent upon various factors such as hiring requirements and job performance.

Stock Options.    The 2020 Plan provides for either “incentive stock options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under Section 422 of the Code, or “nonqualified stock options” (“NQSOs”). Stock options may be granted on such terms and conditions as the compensation committee may determine, which shall be specified in the option agreement; provided, however, that the per share exercise price under a stock option may not be less than the fair market value of a share of common stock on the date of grant and the term of the stock option may not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of our Company or a parent or subsidiary of our Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of common stock covered by one or more ISOs (determined at the time of grant), which are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Any excess is treated as a NQSO.

Stock Appreciation Rights.    A SAR entitles the participant, upon exercise, to receive an amount, in cash or stock or a combination thereof, equal to the increase in the fair market value of the underlying common stock between the date of grant and the date of exercise. The compensation committee shall set forth in the applicable SAR award agreement the terms and conditions of the SAR, including the base value for the SAR (which shall not be less than the fair market value of a share on the date of grant), the number of shares subject to the SAR and the period during which the SAR may be exercised and any other special rules and/or requirements which the compensation committee imposes on the SAR. No SAR shall be exercisable after the expiration of ten (10) years from the date of grant. SARs may be granted in tandem with, or independently of, stock options granted under the 2020 Plan. A SAR granted in tandem with a stock option (i) is exercisable only at such times, and to the extent, that the related stock option is exercisable in accordance with the procedure for exercise of the related stock option; (ii) terminates upon termination or exercise of the related stock option (likewise, the common stock option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related stock option; and (iv) if the related stock option is an ISO, may be exercised only when the value of the stock subject to the stock option exceeds the exercise price of the stock option. A SAR that is not granted in tandem with a stock option is exercisable at such times as the compensation committee may specify.

Performance Shares and Performance Unit Awards.    Performance share and performance unit awards entitle the participant to receive cash or shares of common stock upon the attainment of specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values. The compensation committee shall set forth in the applicable award agreement the performance goals and objectives and the period of time to which such goals and objectives shall apply. If such goals and objectives are achieved, such distribution of shares, or payment in cash, as the case may be, shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate, unless otherwise structured to comply with Code Section 409A.

Distribution Equivalent Right Awards.    A distribution equivalent right award entitles the participant to receive bookkeeping credits, cash payments and/or common stock distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of shares of common stock during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded as a component of another award (but not an option or SAR award) under the 2020 Plan, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award. The compensation committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional ordinary shares, or is to be entitled to choose among such alternatives.

Restricted Stock Awards.    A restricted stock award is a grant or sale of common stock to the holder, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the compensation committee or the board of directors may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the compensation committee or the board of directors may determine at the date of grant or purchase or thereafter. If provided for under the restricted stock award agreement, a participant who is granted or has purchased restricted stock shall have all of the rights of a shareholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the compensation committee or the board of directors or in the award agreement). During the restricted period applicable to the restricted stock, subject to certain exceptions, the restricted stock may not be sold, transferred, pledged, exchanged, hypothecated, or otherwise disposed of by the participant..

Restricted Stock Unit Awards.    A restricted stock unit award provides for a grant of shares or a cash payment to be made to the holder upon the satisfaction of predetermined individual service-related vesting requirements, based on the number of units awarded to the holder. The compensation committee shall set forth in the applicable restricted stock unit award agreement the individual service-based vesting requirements which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the holder. The holder of a restricted stock unit shall be entitled to receive a cash payment equal to the fair market value of an ordinary share, or one ordinary share, as determined in the sole discretion of the compensation committee and as set forth in the restricted stock unit award agreement, for each restricted stock unit subject to such restricted stock unit award, if and to the extent the holder satisfies the applicable vesting requirements. Such payment or distribution shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted stock unit first becomes vested, unless otherwise structured to comply with Code Section 409A. A restricted stock unit shall not constitute an equity interest in the Company and shall not entitle the Holder to voting rights, dividends or any other rights associated with ownership of Shares prior to the time the Holder shall receive a distribution of Shares

Unrestricted Stock Awards.    An unrestricted stock award is a grant or sale of shares of our common stock to the employees, non-employee directors or non-employee consultants that are not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to the Company or an affiliate or for other valid consideration.

Change-in-Control Provisions.    The compensation committee may, in its sole discretion, at the time an award is granted or at any time prior to, coincident with or after the time of a change in control, cause any award either (i) to be cancelled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share of common stock in the change in control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; (ii) to be assumed, or new rights substituted therefore, by the surviving corporation or a parent or subsidiary of such surviving corporation following such change in control; (iii) accelerate any time periods, or waive any other conditions, relating to the vesting, exercise, payment or distribution of an award so that any award to a holder whose employment has been terminated as a result of a change in control may be vested, exercised, paid or distributed in full on or before a date fixed by the compensation committee; (iv) to be purchased from a holder whose employment has been terminated as a result of a change of control, upon the holder’s request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such award been currently exercisable or payable; or (v) terminate any then outstanding award or make any other adjustment to the awards then outstanding as the compensation committee deems necessary or appropriate to reflect such transaction or change. The number of shares subject to any award shall be rounded to the nearest whole number.

Amendment and Termination.    The compensation committee may adopt, amend and rescind rules relating to the administration of the 2020 Plan, and amend, suspend or terminate the 2020 Plan, but no such amendment or termination will be made that materially and adversely impairs the rights of any participant with respect to any award received thereby under the 2020 Plan without the participant’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements, and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock — Registration Rights,” the following is a description of each transaction for the prior two year period and each currently proposed transaction in which:

•        we have been or are to be a participant;

•        the amount involved exceeded or exceeds $120,000; and

•        any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Transactions with 4D Bios Inc.

We purchased various equipment from 4D Bios Inc. (“4D”), which totalled $923,000 and $0 in 2019 and 2018, respectively. Guichao Hua, a member of our board of directors, and Raymond Chang, our Chairman of the Board and Chief Executive Officer, each had ownership interests and were board members of 4D as of December 31, 2019. On June 30, 2020, Mr. Chang sold his interest in 4D and resigned as a member of 4D’s board. On July 28, 2020, we entered into a purchase agreement with 4D to secure purchases of horticultural equipment. The agreement requires minimum purchases of between $570,000 and $607,000 of 4D products until December 31, 2020. We committed purchases amounting to $577,000 from 4D for the nine months ended September 30, 2020.

Distribution Agreement with Bluezone Products, Inc.

On June 7, 2019, we entered into a Distribution Agreement with Bluezone Products, Inc. (“Bluezone”) relating to our distribution rights for the Bluezone products, such rights exclusive as to certain customers. We are obligated to order $480,000 of Bluezone products in the first contract year and $600,000 of Bluezone products in the second contract year. The distribution agreement is for an initial term through May 31, 2021 and is automatically renewed for successive one year periods unless earlier terminated. We purchased approximately $318,000 of Bluezone products for the year ended December 31, 2019. Guichao Hua, a member of our board of directors, and Raymond Chang, our Chairman of the Board and Chief Executive Officer, each had ownership interests and were board members of Bluezone as of December 31, 2019. On July 10, 2020, Guichao Hua sold his interest in Bluezone and resigned as a member of Bluezone’s board. We purchased $668,000 and $132,000 of Bluezone products during the first and second contract years, respectively.

Distribution Agreement with Enozo

On March 9, 2020, we entered into a distribution agreement with Enozo Technologies Inc. (“Enozo”), for an initial term of five years with auto renewal for successive one year periods unless earlier terminated. The agreement requires us to make the following minimum purchases to retain exclusive distributor status for one of the products: $375,000 for the period from the contract date until December 31, 2021; $750,000 for the year ended December 31, 2022; $1,125,000 for the year ended December 31, 2023, subject to increases by 3% for subsequent years. Guichao Hua, a member of our board of directors, and Raymond Chang, our Chairman of the Board and Chief Executive Officer, each have ownership interests and are board members of Enozo. We purchased $38,000 of one specific Enozo product and $85,000 of other Enozo products and services during the nine months ended September 30, 2020.

Consulting Agreement between TriGrow and Argand Group, LLC

On November 25, 2018, TriGrow entered into a consulting agreement with Argand Group, LLC (“Argand”) under which Argand provided services to TriGrow in connection with managing its business operations. Argand is an entity controlled by Matthew Liotta, a former employee and director of our company. Under this consulting agreement, Argand was paid a fixed fee of $13,333 per month. This consulting agreement was terminated in March 2019 and no fees remain outstanding to Argand.

Share Purchase Agreement with 4D NXT Capital, LLC

On June 4, 2019, we entered into an agreement with 4D NXT Capital, LLC (“NXT”) pursuant to which NXT purchased 2,040,000 shares of our common stock in exchange for $4,000,000. Guichao Hua, a member of our board of directors, and Raymond Chang, our Chairman of the Board and Chief Executive Officer, each have ownership interests and are managers of NXT. The shares purchased by NXT pursuant to this agreement have since been distributed from NXT to its members or related parties of its members and the shares owned by Messrs. Chang and Hua as set forth under “Security Ownership of Certain Beneficial Owners and Management” reflect the effect of such distribution.

Share Purchase Agreement with Argand Group, LLC, Dennis Liotta, and 4D NXT Capital, LLC

On May 15, 2020, we entered into a share purchase agreement pursuant to which NXT purchased 1,275,000 outstanding shares of our common stock from each of Argand Group, LLC and Dennis Liotta in exchange for $2,500,000. Matthew Liotta, a former employee and director of our company, is the manager of Argand Group, LLC. The shares purchased by NXT pursuant to this agreement have since been distributed from NXT to its members or related parties of its members and the shares owned by Messrs. Chang and Hua as set forth under “Security Ownership of Certain Beneficial Owners and Management” reflect the effect of such distribution.

Note and Warrant Purchase Agreement with NXT3J Capital, LLC

On August 19, 2020, as part of our 2020 convertible promissory note financing, we entered into a note and warrant purchase agreement with NXT3J Capital, LLC pursuant which we issued and sold a convertible promissory note in the principal amount of $1,000,000 and a five year warrant to purchase 100,000 shares of our common stock at an exercise price of $0.01 per share. The convertible promissory note matures one year from the date of issuance and the warrant has a term of five years. Raymond Chang, our Chairman of the Board and Chief Executive Officer, is the managing director of NXT3J Capital, LLC, although Mr. Chang does not have a pecuniary interest in our securities held by NXT3J Capital, LLC.

Policies and Procedures for Transactions With Related Persons

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. In connection with this offering, we have adopted a written policy that our executive officers, directors, beneficial owners of more than 5% of any class of our capital stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, beneficial owner of more than 5% of any class of our capital stock, or any member of the immediate family of any of the foregoing persons, in which such person would have a direct or indirect interest, must first be presented to our audit committee for review, consideration, and approval or ratification. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances of the transaction available to it, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unrelated third party or to employees under the same or similar circumstances, and the extent of the related person’s interest in the transaction. The written policy will require that, in determining whether to approve or reject a related person transaction, our audit committee must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee determines in good faith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to reflect the sale of common stock being offered in this offering by:

•        each person, or group of affiliated persons, known to us to own beneficially more than 5% of our common stock;

•        each of our current directors;

•        each of our named executive officers; and

•        all of our current directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the SEC. Under such rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Except as otherwise indicated, each stockholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the stockholder’s name.

The calculations of beneficial ownership in this table are based on 6,662,028 shares of common stock outstanding as of the date of this prospectus.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned		Percentage Total Voting Power Prior to Offering	Percentage Total Voting Power After This Offering
Officers and Directors:
Raymond Chang	2,066,516	(2)	25.1%	[__]	%
Guichao Hua	883,273	(5)	12.0%	[__]	%
Thomas Massie	108,407	(3)	1.6%	*
Krishnan Varier	65,044	(3)	1.0%	*
Niv Krikov	487,832	(3)	6.8%	[__]	%
Robert Harrison	243,916	(3)	3.5%	*
Richard A. Stamm	162,611	(3)	2.4%	*
Timothy Oakes	65,044	(3)	1.0%	*
Timothy Mahoney	65,044	(3)	1.0%	*
All directors and executive officers as a group (9 persons)	4,147,687		41.0%	[__]	%

5% shareholders:
Li Chen	1,664,384	(6)	25.0%	[__]	%
Argand Group, LLC	1,541,522	(6)	21.8%	[__]	%
Dennis Liotta	1,345,412		20.0%	[__]	%
Win-Light Global Co., Ltd.	833,296	(7)	11.1%	[__]	%
Jesan Capital Company Limited	723,308	(8)	9.8%	[__]	%
Qing Chen	471,184		7.1%	[__]	%
Hoop Ventures LLC	449,349	(9)	6.7%	[__]	%
Advanced Glory Holding Limited (BVI)	385,824	(10)	5.6%	[__]	%
Golden Success HK Limited	387,486	(11)	5.5%	[__]	%

____________

*        Less than 1%.

(1)      Unless otherwise indicated, the address of such individual is c/o Agrify Corporation, 101 Middlesex Turnpike, Suite 6, PMB 326, Burlington, MA 01803.

(2)      Includes (i) options to purchase 975,664 shares of common stock, (ii) 510,000 shares of common stock held by RTC3 2020 Irrevocable Family Trust, of which Raymond Chang retains the authority to remove the independent trustee, (iii) 158,324 shares of common stock issuable upon conversion of a $1,000,000 2020 convertible promissory note (at an assumed conversion price of $6.32) issued to RTC3 2020 Irrevocable Family Trust, (iv) 158,324 shares of common stock issuable upon conversion of a $1,000,000 2020 convertible promissory note (at an assumed conversion price of $6.32) issued to NXT3J Capital, LLC, an entity controlled by Mr. Chang, (v) warrants to purchase 200,000 shares of common stock associated with our 2020 convertible promissory notes held by RTC3 2020 Irrevocable Family Trust (of which 100,000 was transferred from NXT3J Capital, LLC to RTC3 2020 Irrevocable Family Trust), and (vi) options to purchase 64,204 shares of common stock held by Mr. Chang’s son, Raymond Chang Jr.

(3)      Represents shares of common stock underlying options.

(4)      Includes (i) 1,138,750 shares of common stock held by Argand Group, LLC, which is jointly owned by Matthew Liotta, a former employee and member of our board of directors, and his spouse, Jennifer Liotta, (ii) 309,499 shares of common stock underlying options granted to Matthew Liotta and (iii) 93,273 shares of common stock underlying options granted to Jennifer Liotta.

(5)      Includes (i) 633,297 shares of common stock issuable upon conversion of our Series A Preferred Stock (at an assumed conversion price of $6.32) held by Inventronics, of which Mr. Hua shares voting and dispositive control, and (ii) options to purchase 65,044 shares of common stock.

(6)      Includes 369,863 shares of common stock held by R&T Trust, of which Li Chen is the trustee and holds voting and dispositive power over such shares. The address of R&T Trust is 18 Walker Drive, Princeton, NJ.

(7)      Includes (i) 316,648 shares of common stock issuable upon conversion of our Series A Preferred Stock (at an assumed conversion price of $6.32), (ii) 316,648 shares of common stock issuable upon conversion of a $2,000,000 convertible promissory note (at an assumed conversion price of $6.32) and (iii) warrants to purchase 200,000 shares of common stock associated with our 2020 convertible promissory notes. Zhu Yue-Mei holds voting and dispositive power over the shares held by Win-Light Global Co., Ltd. The address of Win-Light Global Co., Ltd. is Unit 8, 3/F Qwomar Trading Center, Blackburne Road, Road Town, Tortola, BVI VG1110.

(8)      Includes (i) 443,308 shares of common stock issuable upon conversion of a $2,800,000 convertible promissory note (at an assumed conversion price of $6.32) and (iii) warrants to purchase 280,000 shares of common stock associated with our 2020 convertible promissory notes. Weng Ming holds voting and dispositive power over the shares held by Jesan Capital Company Limited. The address of Jesan Capital Company Limited is Flt B12/F, Tower 1 Starcrest, 9 Star Street, Wanchai, Hong Kong.

(9)      Nicholas Cooper holds voting and dispositive power over the shares held by Hoop Ventures LLC. The address of Hoop Ventures LLC is 15400 SE 44th Place, Bellevue, WA, 98006.

(10)     Includes (i) 158,324 shares of common stock issuable upon conversion of a $1,000,000 convertible promissory note (at an assumed conversion price of $6.32) and (iii) warrants to purchase 100,000 shares of common stock associated with our 2020 convertible promissory notes. The address of Advanced Glory Holding Limited (BVI) is 5F-1, No.135, Sec.2, Xinyi Rd., Zhongzheng Dist., Taipei City 100, Taiwan.

(11)    Includes (i) 237,486 shares of common stock issuable upon conversion of a $1,500,000 convertible promissory note (at an assumed conversion price of $6.32) and (iii) warrants to purchase 150,000 shares of common stock associated with our 2020 convertible promissory notes. The address of Golden Success HK Limited is Construction Bank Shenzen Branch Guo Hui Sub-Branch 1/F, A Tower, International Commercial Building, Fu Hua 1ED, Fu Tian District, Shenzen, China.

DESCRIPTION OF SECURITIES

General

Our articles of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

As of the date of this prospectus, there were 6,662,028 shares of common stock outstanding, warrants to purchase 1,250,000 shares of our common stock associated with our 2020 convertible promissory notes and 4,951,085 shares of common stock subject to outstanding options. An additional [_________] shares of common stock will be issued immediately prior to the closing of this offering upon the conversion of outstanding shares of Series A Preferred Stock and outstanding convertible promissory notes based on a conversion formula equal to the quotient of (i) the lesser of (x) $70 million and (y) 70% of the public offering price per share multiplied by the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis, divided by (ii) _______________ (which represents the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis); provided, however, in the event the closing of this offering does not occur by December 31, 2020, the conversion price shall be adjusted to equal the product of (a) the conversion price then in effect immediately prior to such adjustment and (b) 85%. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our articles of incorporation and bylaws do not provide for cumulative voting rights.

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future.

Preferred Stock

There are currently 100,000 shares of Series A Preferred Stock outstanding. Such shares will automatically convert into [______] shares of common stock upon the consummation of this offering based on a conversion formula equal to the quotient of (i) the lesser of (x) $70 million and (y) 70% of the public offering price per share divided by (ii) [______________] (which represents the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis); provided, however, in the event the closing of this offering does not occur by December 31, 2020, the conversion price shall be adjusted to equal the product of (a) the conversion price then in effect immediately prior to such adjustment and (b) 85%.

Our board of directors is empowered, without stockholder approval, to issue shares of preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Options

We currently have outstanding options to purchase 4,951,085 shares of our common stock.

Warrants

We currently have outstanding warrants to purchase 1,250,000 shares of our common stock.

Transfer Agent

The transfer agent for our common stock is Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717.

Listing

We have applied to have our common stock listed on the NASDAQ Capital Market under the symbol “AGFY.” We will not proceed with this offering in the event our common stock is not approved for listing on NASDAQ.

Holders

As of the date of this prospectus, there were 6,662,028 shares of common stock outstanding, which were held by approximately [__] record stockholders.

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our articles of incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing our Board and management. The holders of our common stock do not have cumulative voting rights in the election of our directors, which makes it more difficult for minority stockholders to be represented on the Board. Our articles of incorporation allow our Board to issue additional shares of our common stock and new series of preferred stock without further approval of our stockholders. The existence of authorized but unissued shares of common stock and preferred could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger, or otherwise.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record, a “resident domestic corporation,” from engaging in various “combination” transactions with any “interested stockholder” unless certain conditions are met or the corporation has elected in its articles of incorporation to not be subject to these provisions. We have not elected to opt out of these provisions and if we meet the definition of resident domestic corporation, now or in the future, our company will be subject to these provisions.

A “combination” is generally defined to include (a) a merger or consolidation of the resident domestic corporation or any subsidiary of the resident domestic corporation with the interested stockholder or affiliate or associate of the interested stockholder; (b) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, by the resident domestic corporation or any subsidiary of the resident domestic corporation to or with the interested stockholder or affiliate or associate of the interested stockholder having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the resident domestic corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the resident domestic corporation, or (iii) 10% or more of the earning power or net income of the resident domestic corporation; (c) the issuance or transfer in one transaction or series of transactions of shares of the resident domestic corporation or any subsidiary of the resident domestic corporation having an aggregate market value equal to 5% or more of the resident domestic corporation to the interested stockholder or affiliate or associate of the interested stockholder; and (d) certain other transactions with an interested stockholder or affiliate or associate of the interested stockholder.

An “interested stockholder” is generally defined as a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. An “affiliate” of the interested stockholder is any person that directly or indirectly through one or more intermediaries is controlled by or is under common control with the interested stockholder. An “associate” of an interested stockholder is any (a) corporation or organization of which the interested stockholder is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of voting shares of such corporation or organization; (b) trust or other estate in which the interested stockholder has a substantial beneficial interest or as to which the interested stockholder serves as trustee or in a similar fiduciary capacity; or (c) relative or spouse of the interested stockholder, or any relative of the spouse of the interested stockholder, who has the same home as the interested stockholder.

If applicable, the prohibition is for a period of two years after the date of the transaction in which the person became an interested stockholder, unless such transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders; and extends beyond the expiration of the two-year period, unless (a) the combination was approved by the board of directors prior to the person becoming an interested stockholder; (b) the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder; (c) the transaction is approved by the affirmative vote of a majority of the voting power held by disinterested stockholders at a meeting called for that purpose no earlier than two years after the date the person first became an interested stockholder; or (d) if the consideration to be paid to all stockholders other than the interested stockholder is, generally, at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus compounded interest and less dividends paid, (ii) the market value per share of common shares on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, plus compounded interest and less dividends paid, or (iii) for holders of preferred stock, the highest liquidation value of the preferred stock, plus accrued dividends, if not included in the liquidation value. With respect to (i) and (ii) above, the interest is compounded at the rate for one-year United States Treasury obligations from time to time in effect.

Applicability of the Nevada business combination statute would discourage parties interested in taking control of our company if they cannot obtain the approval of our Board. These provisions could prohibit or delay a merger or other takeover or change in control attempt and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS, apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada, unless the corporation has elected to not be subject to these provisions.

The control share statute prohibits an acquirer of shares of an issuing corporation, under certain circumstances, from voting its shares of a corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: (a) one-fifth or more but less than one-third, (b) one-third but less than a majority, and (c) a majority or more, of the outstanding voting power. Generally, once a person acquires shares in excess of any of the thresholds, those shares and any additional shares acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control shares provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of these provisions and will be subject to the control share provisions of the NRS if we meet the definition of an issuing corporation upon an acquiring person acquiring a controlling interest unless we later opt out of these provisions and the opt out is in effect on the 10th day following such occurrence.

The effect of the Nevada control share statute is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock from time to time and could impair our future ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based upon the number of shares outstanding as of ________, 2020, upon the closing of this offering, we will have outstanding an aggregate of _____ shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the conversion of all outstanding shares of our Series A Preferred Stock and convertible promissory notes into ______ shares of common stock immediately prior to the closing of this offering based on a conversion formula equal to the quotient of (i) the lesser of (x) $70 million and (y) 70% of the public offering price per share multiplied by the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis, divided by (ii) _________ (which represents the total number of outstanding shares of common stock immediately prior to the consummation of this offering on a fully diluted as-converted basis); provided, however, in the event the closing of this offering does not occur by December 31, 2020, the conversion price shall be adjusted to equal the product of (a) the conversion price then in effect immediately prior to such adjustment and (b) 85%. All of the shares sold in this offering by us will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates, as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements. The remaining shares of common stock outstanding upon the closing of this offering are restricted securities as defined in Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

•        no shares will be eligible for sale in the public market on the date of this prospectus; and

•        approximately _____shares will be eligible for sale in the public market upon expiration of lock-up agreements 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations of Rule 144 and Rule 701.

As of ________, 2020, of the _______ shares of common stock issuable upon exercise of outstanding options, approximately_______ shares will be vested and eligible for sale 181 days after the date of this prospectus.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under our 2020 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•        1% of the number of shares of our common stock then outstanding, which will equal approximately ______ shares immediately after the closing of this offering based on the number of common shares outstanding as of ________, 2020.

•        the average weekly trading volume of our common stock on ______during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of the date of this prospectus, no shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to our 2020 Plan. Shares covered by this registration statement on Form S-8 will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Arrangements

We, all of our directors and executive officers and holders of one percent (1%) or more of our outstanding shares of common stock as of the effective date of the registration statement related to this offering (and all holders of securities exercisable for or convertible into shares of common stock), have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section of this prospectus titled “Underwriting.”

Registration Rights

Holders of shares of our common stock issued upon conversion of our shares of Series A Preferred Stock simultaneously with the closing of this offering have piggyback registration rights with respect to such shares of common stock on any registration statements we file with the Securities and Exchange Commission, subject to certain limited exceptions.

UNDERWRITING

We are offering our shares of common stock described in this prospectus through the underwriters named below. Maxim Group LLC (or Maxim) is acting as the sole representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Maxim Group LLC
Total

The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our shares of common stock are offered subject to a number of conditions, including:

•        receipt and acceptance of our shares of common stock by the underwriters; and

•        the underwriters’ right to reject orders in whole or in part.

We have been advised by Maxim that the underwriters intend to make a market in our shares of common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to an aggregate of          additional shares of common stock. The underwriters have 45 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the initial public offering price, Maxim may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the shares of common stock to the underwriters at the offering price of $[___] per share, which represents the public offering price of our shares set forth on the cover page of this prospectus less a 8.0% underwriting discount. With respect to certain investors, we have agreed to sell the shares of common stock to the underwriters at the offering price of $[___] per share, which represents the public offering price of our shares set forth on the cover page of this prospectus less a 3.5% underwriting discount.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to          additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We have agreed to pay Maxim’s out-of-pocket accountable expenses, including Maxim’s legal fees, up to a maximum amount of $175,000, irrespective of whether the offering is consummated. We have paid $50,000 to Maxim as an advance to be applied towards reasonable out-of-pocket expenses (which we refer to as the Advance). Any portion of the Advance shall be returned back to us to the extent not actually incurred.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $[___] million. We have also agreed to reimburse the underwriters for certain expenses incurred by them.

Representative’s Warrants

We have also agreed to issue to Maxim (or its permitted assignees) the warrants to purchase a number of our shares of common stock equal to an aggregate of 5% of the total number of shares of common stock sold in this offering (or Representative’s Warrants). The Representative’s Warrants will have an exercise price equal to 110% of the offering price of the shares of common stock sold in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable commencing six (6) months after the effective date of the registration statement related to this offering, and will expire five years after such effective date. The Representative’s Warrants are not redeemable by us. We have agreed to a one time demand registration of the shares of common stock underlying the Representative’s Warrants for a period of five years from the effective date of the registration statement related to this offering. The Representative’s Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock during the five year period commencing from the effective date of the registration statement for this offering. The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying securities for a period of 180 days from the effective date of this offering, except to any FINRA member participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of such Representative’s Warrants (and the shares of common stock underlying such Representative’s Warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization.

Right of First Refusal

We have agreed to grant Maxim, for the twelve (12) month period following the effective date of the registration statement related to this offering, a right of first refusal to act as lead managing underwriter and book runner for any and all future public or private equity, equity-linked offerings during such twelve (12) month period by us, or any successor to or any subsidiary of our company subject to such procedures as agreed upon in the underwriting agreement.

Lock-Up Agreements

We and our directors, officers and holders of one percent (1%) or more of our outstanding shares of common stock as of the effective date of the registration statement related to this offering (and all holders of securities exercisable for or convertible into shares of common stock) shall enter into customary “lock-up” agreements in favor of Maxim pursuant to which such persons and entities shall agree, for a period of 180 days after the effective date of the registration statement related to this offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without Maxim’s prior written consent, including the issuance of shares of common stock upon the exercise of currently outstanding convertible securities.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

No Public Market

Prior to this offering, there has not been a public market for our securities in the U.S. and the public offering price for our securities will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our securities will trade in the public market subsequent to this offering or that an active trading market for our securities will develop and continue after this offering.

Stock Exchange

We have applied to have our shares of common stock approved for listing on the NASDAQ Capital Market under the symbol “AGFY.” We will not proceed with this offering in the event our common stock is not approved for listing on NASDAQ.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares of common stock during and after this offering, including:

•        stabilizing transactions;

•        short sales;

•        purchases to cover positions created by short sales;

•        imposition of penalty bids; and

•        syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our shares of common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our shares of common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Maxim has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NASDAQ Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for our shares of common stock. The initial public offering price will be determined by negotiation among us and Maxim. The principal factors to be considered in determining the initial public offering price include:

•        the information set forth in this prospectus and otherwise available to Maxim;

•        our history and prospects and the history and prospects for the industry in which we compete;

•        our past and present financial performance;

•        our prospects for future earnings and the present state of our development;

•        the general condition of the securities market at the time of this offering;

•        the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock or that the shares of common stock will trade in the public market at or above the initial public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments

(including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

Canada.    The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters conflicts of interest in connection with this offering.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•        to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•        to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom.    Each underwriter has represented and agreed that:

•        it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•        it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland.    The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Australia.    No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby has been passed upon for us by Loeb & Loeb LLP, New York, NY. Ellenoff Grossman & Schole LLP, New York, NY, is acting as counsel to the underwriters.

EXPERTS

Marcum LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2019 and 2018 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Marcum LLP’s report which includes an explanatory paragraph about the existence of substantial doubt concerning our ability to continue as a going concern, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement.

You may read and copy all or any portion of the registration statement at the SEC’s website at http://www.sec.gov. We also maintain a website at www.agrify.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website in this prospectus solely as an inactive textual reference, and you should not consider the contents of our website in making an investment decision with respect to our common stock. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC.

Agrify Corporation
Index to Consolidated Financial Statements

TriGrow Systems, Inc. and Subsidiary
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Agrify Corporation and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Agrify Corporation and Subsidiary (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Marcum llp

We have served as the Company’s auditor since 2019.

Melville, NY

March 19, 2020

AGRIFY CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	As of December 31,
	2019	2018
Assets:
Cash and cash equivalents	$206	$85
Inventory	2,481	2,111
Prepaid expenses and other receivables	366	—
Total current assets	3,053	2,196

Intangible assets	136	—
Property and Equipment, net	38	—
Total Assets	$3,227	$2,196

Liabilities and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$870	$1,703
Accrued expenses	355	—
Deferred revenue	2,807	2,118
Total current liabilities	4,032	3,821

Loan payable to related party	—	133

Total Liabilities	4,032	3,954

Commitments and contingencies (Note 14)

Stockholders’ Deficit
Common stock, 6,500,000 shares, $0.001 par value authorized as of December 31, 2019 and 2018; 5,720,000 and 3,680,000 shares issued at December 31, 2019 and 2018, respectively	6	4
Additional paid in capital	4,122	89
Subscription receivable	(40)	—
Accumulated deficit	(4,893)	(1,851)
Total Stockholders’ Deficit	(805)	(1,758)
Total Liabilities and Stockholders’ Deficit	$3,227	$2,196

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share amounts)

	Years ended December 31,
	2019	2018
Revenue, net	$4,088	$1,769

Cost of goods sold	4,333	1,547

Gross profit (loss)	(245)	222

OPERATING EXPENSES
Research and development	109	17
Selling, general and administrative expenses	2,737	1,221
Total operating expenses	2,846	1,238

Operating loss	(3,091)	(1,016)

Miscellaneous income, net	49	2

Net loss	$(3,042)	$(1,014)

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS STOCKHOLDERS’ EQUITY DEFICIT
(In thousands, except share amounts)

	common stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance, January 1, 2018	3,680,000	$4	$(4)	$—	$(837)	$(837)
Conversion of notes payable	—	—	93	—	—	93
Net income	—	—	—	—	(1,014)	(1,014)
Balance, December 31, 2018	3,680,000	4	89	—	(1,851)	(1,758)
Stock based compensation	—	—	109	—	—	109
Issuance of common stock	2,040,000	2	3,924	—	—	3,926
Issuance of common stock	—	—	—	(40)	—	(40)
Net income	—	—	—	—	(3,042)	(3,042)
Balance, December 31, 2019	5,720,000	$6	$4,122	$(40)	$(4,893)	$(805)

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,042)	$(1,014)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	10	—
Compensation in connection with the issuance of stock options	109	—
Non-cash interest expense	—	11
Changes in operating assets and liabilities:
Accounts receivable	—	34
Inventory	(369)	(845)
Prepaid expenses and other receivables	(366)	—
Accounts payable	(833)	841
Accrued expenses	355
Deferred revenue	695	1,022
Net cash provided by (used in) operating activities	(3,441)	49

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(41)	—
Purchase of intangible assets	(143)	—
Net cash used in investing activities	(184)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	3,879	—
Repayment of loan with a related party	(133)	—
Net cash provided by financing activities	3,746	—

Net increase in cash	121	49

Cash – Beginning of Year	85	36

Cash – End of Year	$206	$85

SUPPLEMENTARY CASH FLOW INFORMATION:
Cash Paid During the Period for:
Interest	$11,091	$5,096

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 1 — Nature of Business and Basis of Presentation

Nature of Business

Agrify Corporation (“Agrify” or the “Company”) is a developer of highly advanced and proprietary precision hardware and software grow solutions for the indoor agriculture marketplace. The Company was formed in the State of Nevada on June 6, 2016 as Agrinamics, Inc., and subsequently changed its name to Agrify Corporation. The Company is sometimes referred to herein by the words “we,” “us”, “our” and similar terminology.

Note 2 — Summary of Significant Accounting Policies

Accounting for wholly-owned subsidiaries

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiary, AGM Service Corp Inc, in accordance with the provisions required by the Consolidation Topic 810 of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Accounting for joint-venture subsidiary

For the Company’s less than wholly owned joint venture subsidiary, Agrify Valiant LLC, the Company first analyzes whether this joint venture is a variable interest entity (a “VIE”) in accordance with ASC 810 and if so, whether the Company is the primary beneficiary requiring consolidation. A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that potentially could be significant to the entity. Variable interests in a VIE are contractual, ownership, or other financial interests in a VIE that change with changes in the fair value of the VIE’s net assets. The Company continuously re-assesses (i) whether the joint venture is a VIE, and (ii) if the Company is the primary beneficiary of the VIE. If it is determined that the joint venture qualifies as a VIE and the Company is the primary beneficiary, it is consolidated.

Based on the Company’s analysis for this joint venture, the Company has determined that it is a VIE and that the Company is the primary beneficiary. While the Company owns 60% of the equity interest in the joint venture, the other 40% is owned by an unrelated third party, and the joint venture agreement with that third party provides the Company with greater voting rights. Accordingly, the Company consolidates its joint venture under the VIE rules and reflects the third party’s 40% interest in the consolidated financial statements as a non-controlling interest. The Company records this non-controlling interest at its initial fair value, adjusting the basis prospectively for the third party’s share of the respective consolidated investments’ net income or loss or equity contributions and distributions. This non-controlling interest is not redeemable by the equity holders and is presented as part of permanent equity. Income and losses are allocated to the non-controlling interest holder based on its economic ownership percentage.

As of December 31, 2019, Agrify Valiant LLC did not begin its operations.

Going Concern and Management’s Plan

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Since its inception, the Company has funded its operations primarily with cash flows from product sales and proceeds from sales of common stock (including proceeds from convertible debt, which converted into common stock). The Company has not historically generated sufficient income to fund operations, including a

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

net loss of $3,042 and net income of $1,014 for the years ended December 31, 2019 and 2018, respectively. The Company expects to generate net income and cash flow from operating activities in the foreseeable future. During January 2020, the Company issued 55,000 shares of Series A Convertible Preferred Stock for a total $5,500,000 reflecting a per share price of $100 (see additional information in Note 12). As of the date of issuance of the annual consolidated financial statements for the year ended December 31, 2019, the Company expects that its cash and cash equivalents of $206 as of December 31, 2019 and the additional capital from the issuance of the Series A Convertible Preferred Stock would be sufficient to fund its operating expenses, capital expenditure requirements for the foreseeable future. The future viability of the Company beyond that point is dependent on its ability to increase sales sufficiently to fund operations or raise additional capital to finance its operations.

If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its product portfolio expansion or commercialization efforts and research and development programs, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Based on its recurring losses from operations incurred or insufficient income to fund operations since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of expenses. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Fiscal Year

The Company, and its Subsidiary’s, fiscal year ends on December 31st of each year.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash and deposits with maturities of three months or less as December 31, 2019 and 2018.

Concentration of Credit Risk and Significant Customer

Financial instruments that potentially subject the Company to concentration of credit risk primarily consist of cash, cash equivalents, and accounts receivable. The Company places its cash with financial institutions in the United States. The cash balances are insured by the FDIC up to $250 per depositor with unlimited insurance for funds in noninterest-bearing transaction accounts through December 31, 2019. At times, the amounts in these

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

accounts may exceed the federally insured limits. Revenue is primarily from product sales and royalty revenue. Two customers represented 99% and one customer represented 95% of total sales for the years ended December 31, 2019 and 2018, respectively.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for uncollectible accounts. The Company evaluates its accounts receivable on a continuous basis, and if necessary, establishes an allowance for doubtful accounts based on a number of factors, including current credit conditions and customer payment history. The Company does not require collateral or accrue interest on accounts receivable. Accounts receivable at December 31, 2019 and 2018 are $0 and $0, respectively. No allowance for doubtful accounts was deemed necessary as of December 31, 2019 and 2018. There was no bad debt expense for 2019 and 2018.

Inventory

Inventories, which are stated at the lower of cost or net realizable value, consist primarily of supplies. Cost is determined using the weighted average method.

The Company purchased various equipment from 4D Bios Inc. (“4D”), which totalled $1,393 and $0 in 2019 and 2018, respectively. A member of the Company’s board and the Company’s Chief Executive Officer both had ownership interests and were board members of 4D.

On June 7, 2019, the Company entered into a distribution agreement with Bluezone Products, Inc. (“Bluezone”) for distribution rights to the Bluezone products with certain exclusivity rights. The agreement requires minimum purchases amounting to $480 and $570 for the first and second contract anniversary years. The agreement auto renews for successive one year periods unless earlier terminated. The Company purchased approximately $318 of Bluezone products for the year ended December 31, 2019. A member of the board and the Company’s Chief Executive Officer both had ownership interests and were board members of Bluezone.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life (Years)
Computer equipment and software	2
Furniture and fixture	5
Machinery	5

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations in the period of disposal. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service.

Impairment of Long-Lived Assets

When circumstances, such as adverse market conditions, indicate that the carrying value of a long-lived asset may be impaired, the Company performs an analysis to review the recoverability of the asset’s carrying value, which includes estimating the undiscounted cash flows (excluding interest charges) from the expected future operations of the asset.

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

These estimates consider factors such as expected future operating income, operating trends and prospects, as well as the effects of demand, competition and other factors. If the analysis indicates that the carrying value is not recoverable from future cash flows, an impairment loss is recognized to the extent that the carrying value exceeds the estimated fair value. Any impairment losses are recorded as operating expenses, which reduce net income. The Company did not record any impairment losses on long lived assets during the years ended December 31, 2018 or 2019.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The estimated fair value of the accounts receivable and accounts payable approximates their carrying value due to the short-term nature of these instruments.

Intangible Assets

The Company uses assumptions in establishing the carrying value of its intangible assets. Intangible assets resulted from investment in the Company’s website and trademark.

Investments in the Company’s website are amortized over their estimated useful lives of 10 years. As of December 31, 2019, and 2018, amortizable intangible assets were $143 and $0, and accumulated amortization was $7 and $0, respectively. Intangible and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Recoverability is determined by comparing the forecasted future net cash flows from the operations to which the assets relate, based on management’s best estimates using the appropriate assumptions and projections at the time, to the carrying amount of the assets. If the carrying value is determined to be in excess of future operating cash flows, the asset is considered impaired and a loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets. As of December 31, 2019, no impairment existed.

Revenue Recognition

In accordance with Topic 606, we account for a customer contract when both parties have approved the contract and are committed to perform their respective obligations, each party’s rights can be identified, payment terms can be identified, the contract has commercial substance, and it is probable that we will collect substantially all of the consideration to which we are entitled. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

We generate revenue from the following sources: (1) equipment sales and (2) services sales. We sell our equipment and services to customers under a combination of a contract and purchase order.

Equipment revenue includes sales from proprietary products designed and engineered by the Company such as vertical farming units, integrated grow racks, and LED grow lights, and non-proprietary products designed, engineered, and manufactured by third parties such as air cleaning systems and pesticide-free surface protection. For proprietary products, the transaction price is generally in the form of a fixed fee at contract inception and variable consideration in the form of royalties based on contractual percentage of the net selling price of any proprietary product sold by our customers. For non-proprietary products, the transaction price is generally in the form of a fixed fee at contract inception and variable consideration in the form of revenue share based on a contractual percentage of gross margin of any non-proprietary product sold by our customers. We do not offer a right of return for sales of equipment.

Service revenue includes sales from cloud-based solutions that allow customers to use hosted software over the contract period without taking possession of the software and are provided on a subscription basis with technical support. The transaction price is variable consideration in the form of a monthly fee determined at contract inception based on the total number of active software users. We offer service credits in those instances where software uptime does not meet predetermined performance thresholds.

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

Variable consideration in the form of royalties, revenue share, monthly fees, and service credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Variable consideration is typically not subject to constraint. Changes to variable consideration were not material for the periods presented.

The Company typically satisfies its performance obligations for equipment sales when equipment is made available for shipment to the customer. The Company typically satisfies its performance obligations for services sales as services are rendered to the customer. We enter contracts that can include various combinations of equipment and services, which are generally capable of being distinct and accounted for as separate performance obligations.

We allocate total contract consideration to each distinct performance obligation in an arrangement on a relative standalone selling price basis. The standalone selling price reflects the price we would charge for a specific piece of equipment or service if it was sold separately in similar circumstances and to similar customers.

Other Policies and Judgments — The Company has elected to treat shipping and handling activities after the customer obtains control of the goods as a fulfillment cost and not as a promised good or service. Accordingly, the Company will accrue all fulfillment costs related to the shipping and handling of consumer goods at the time of shipment. The Company has payment terms with its customers of one year or less and has elected the practical expedient applicable to such contracts not to consider the time value of money. Sales, value add, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

Disaggregation of Revenue — The following table provides revenue disaggregated by timing of revenue recognition (in thousands):

	Year ended December 31,
	2019	2018
Transferred at a point in time	$4,066	$1,769
Transferred over time	22	—
	$4,088	$1,769

Contract Balances — The Company receives payment from customers based on specified terms that are generally less than 30 days from the satisfaction of performance obligations. There are no contract assets related to performance under the contract. The difference in the opening and closing balances of our deferred revenue primarily results from the timing difference between our performance and the customer’s payment. We fulfill our obligations under a contract with a customer by transferring products and services in exchange for consideration from the customer. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional. We recognize deferred revenue when we have received consideration or an amount of consideration is due from the customer and we have a future obligation to transfer certain proprietary products.

In accordance with ASC 606-10-50-13, the Company is required to include disclosure on its remaining performance obligations as of the end of the current reporting period. Due to the nature of the Company’s contracts, these reporting requirements are not applicable. The majority of the Company’s remaining contracts meet certain exemptions as defined in ASC 606-10-50-14 through 606-10-50-14A, including (i) performance obligation is part of a contract that has an original expected duration of one year or less and (ii) the right to invoice practical expedient.

The Company generally provides a one-year warranty on its products for materials and workmanship but may provide multiple year warranties as negotiated, and will pass on the warranties from its vendors, if any, which generally covers this one year period. In accordance with ASC 450-20-25, the Company accrues for product warranties when the loss is probable and can be reasonably estimated. At December 31, 2019, the Company has no product warranty accrual given the Company’s de minimis historical financial warranty experience.

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC Topic 740, “Income Taxes,” which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provisions of ASC 740-10-25-5, “Basic Recognition Threshold.” When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10-25-6, the benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for unrecognized tax benefits. As of December 31, 2019, tax years 2016 through 2017 remain open for IRS audit. The Company has received no notice of audit from the IRS for any of the open tax years.

The Company recognizes the benefit of a tax position when it is effectively settled. ASC 740-10-25-10, “Basic Recognition Threshold” provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. ASC 740-10-25-10 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority. For tax positions considered effectively settled, the Company recognizes the full amount of the tax benefit.

As of 1/1/2018 the Company has no NOLs. There was no Federal income tax expense for the years ended December 31, 2019 and 2018 due to the Company’s net losses. The Company has not yet filed its 2018 Federal and State tax returns.

Equity Method Investments

Investments in non-public companies in which the Company owns less than a 50% equity interest and where it has the ability to exercise significant influence over the operating and financial policies of the investee are accounted for using the equity method of accounting. The Company’s proportionate share of the net income or loss of the equity method investment is included in other income (expense), net in the consolidated statement of operations and comprehensive loss and results in a corresponding adjustment to the carrying value of the investment on the consolidated balance sheet. Dividends received reduce the carrying value of the investment.

An assessment of whether or not we have the power to direct activities that most significantly impact Teejan Podponics International LLC’s (“TPI”) economic performance and to identify the party that obtains the majority of the benefits of the investment was performed as of December 31, 2019 and 2018, and will be performed as of each subsequent reporting date. After each of these assessments, we concluded that the activities that most significantly impact TPI’s economic performance are the growth, marketing, sale, and distribution of products using Podponics’ technology and IP, each of which are directed by TPI. Based on the outcome of these assessments, we concluded that our investment in TPI should be accounted for under the equity method.

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

The carrying value of the Company’s investment in TPI was $0 as of December 31, 2019 and 2018.

The Company did not recognize revenue from TPI for the years ended December 31, 2019 and 2018.

Research and Development Costs

The Company expenses research and development costs as incurred.

Shipping and Handling Charges

The Company incurs costs related to shipping and handling of its manufactured products. These costs are expensed as incurred as a component of cost of sales. Shipping and handling charges related to the receipt of raw materials are also incurred, which are recorded as a cost of the related inventory.

Note 3 — Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer in an amount that reflects the consideration that is expected to be received for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) — Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 until annual reporting periods beginning after December 15, 2017. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment.

We adopted ASU 2014-09 effective January 1, 2019 using the full retrospective method. The Company’s assessment efforts included an evaluation of certain revenue contracts with customers. The Company’s adoption of ASU 2014-09 did not an impact on the results of operations or financial position; therefore, there was no adjustment to previously reported results. In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The amendments in this update explicitly require a company’s management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. For both public and nonpublic entities, the new standard is effective for annual periods ending after December 15, 2016 and for interim periods thereafter. The Company adopted ASU 2014-15 as of the required effective date. This guidance relates to footnote disclosure only, and its adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires deferred tax liabilities and assets to be classified as non-current on the consolidated balance sheet. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted ASU 2015-17 as of December 31, 2019 and reflected the adoption retrospectively to all periods presented, and its adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. The adoption of ASU 2016-18 had no impact on the Company’s financial consolidated position.

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 3 — Recently Adopted Accounting Pronouncements (cont.)

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. For public entities, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. ASU 2016-02 initially required adoption using a modified retrospective approach, under which all years presented in the financial statements would be prepared under the revised guidance. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method under which financial statements may be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings in the period of adoption. The adoption of ASU 2016-02 will not have an impact on the Company’s consolidated financial statements since the leases are short term.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which removes, adds and modifies certain disclosure requirements for fair value measurements in Topic 820. The Company will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy as well as the valuation processes of Level 3 fair value measurements. However, the Company will be required to additionally disclose the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of assumptions used to develop significant unobservable inputs for Level 3 fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments relating to additional disclosure requirements will be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. All other amendments will be applied retrospectively to all periods presented upon their effective date. The adoption of ASU 2018-13 had no impact on the Company’s consolidated financial position.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 (“ASU2018-18”), which clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under Topic 606 when the collaborative arrangement participant is a customer in the context of a unit of account. In those situations, all the guidance in Topic 606 should be applied, including recognition, measurement, presentation, and disclosure requirements. The standard adds unit-of-account guidance in Topic 808 to align with the guidance in Topic 606 (that is, a distinct good or service) when an entity is assessing whether the collaborative arrangement or a part of the arrangement is within the scope of Topic 606, and requires that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting the transaction together with revenue recognized under Topic 606 is precluded if the collaborative arrangement participant is not a customer. The standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted, including adoption in any interim period for public business entities for periods in which financial statements have not been issued. Amendments in the standard should be applied retrospectively to the date of initial application of Topic 606, but entities may elect to apply the amendments in this Update retrospectively either to all contracts or only to contracts that are not completed at the date of initial application of Topic 606, and should disclose the election. An entity may also elect to apply the practical expedient for contract modifications that is permitted for entities using the modified retrospective transition method in Topic 606. The Company is in the process of evaluating the impact of ASU 2018-18 on its consolidated financial statements and disclosures.

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 4 — Prepaid Expenses and Other Receivables

Prepaid Expenses and Other Receivables consisted of the following:

	December 31,
	2019	2018
Vendor Receivables	$176	$—
Prepaid expenses	190	—
	$366	$—

Note 5 — Inventory

As of December 31, 2019 and 2018, inventory consists of the following:

	December 31,
	2019	2018
Work in progress	$2,025	$2,111
Inventory	456	—
	$2,481	$2,111

Note 6 — Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2019	2018
Computer equipment	$29	$—
Furniture and fixture	2	—
Machinery	10	—
Total property and equipment	41	—
Less accumulated depreciation	(3)	—

Property and Equipment, Net	$38	$—

Depreciation expense for 2019 and 2018 was $3 and $0, respectively.

Note 7 — Intangible Assets, net

The breakdown of intangible assets as of December 31, 2019 and 2018 was as follows:

	Website Domain	Trademark	Total
December 31, 2018
Cost	$—	$—	$—
Accumulated amortization	—	—	—

Net	$—	$—	$—

December 31, 2019
Cost	$140	$3	$143
Accumulated amortization	7	—	7

Net	$133	$3	$136

Based on the intangible assets in service as of December 31, 2019, estimated amortization expenses are $14 for each of the next ten years.

Amortization expenses amounted to $7 and $0 for the years ended December 31, 2019 and 2018, respectively.

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 8 — Accrued Expenses

Accrued expenses consisted of the following:

The major components of accrued expenses are summarized as follows:

	December 31, 2019	December 31, 2018
Accrued professional fees	$91	$—
Accrued consulting fees	140	—
Accrued vacation	22	—
Accrued advertising expenses	15	—
Other accrued expense	87	—
Total accrued expenses	$355	$—

Note 9 — Capital Structure

Common Stock

As of December 31, 2019 and 2018, the Company’s articles of incorporation, as amended and restated, authorized the Company to issue 6,500,000 shares of common stock, $0.001 par value, and one share of common stock, $0.001 par value, respectively. As of December 31, 2019 and 2018, the Company had 5,720,000 and 1 shares of common stock issued and outstanding, respectively.

In May 2019, the Company effected a 1:3,680,000 stock split to the outstanding common stock of the Company. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the stock split.

In June 2019, the Company issued and sold 2,040,000 shares of common stock to an investor at a purchase price of $1.96 per share for gross proceeds of $4,000.

Stock Subscriptions Receivable

At December 31, 2019, the Company recorded a stock subscription receivable in the amount of $40. The stock subscription receivable is in connection with the issuance of common stock in June 2019 and represents 20,408 shares of common stock. The outstanding balance of stock subscription was paid during January 2020.

2019 Stock Option Plan

On June 4, 2019, the Company adopted its 2019 Stock Option Plan allowing the issuance of 2,758,260 shares. During December 2019 the Company granted 779,990 options to various employees and consultants. As of December 31, 2019, there were 1,978,270 shares available to be granted under the 2019 Stock Option Plan.

The Company follows the provisions of ASC Topic 718, “Compensation — Stock Compensation.” ASC Topic 718 establishes standards surrounding the accounting for transactions in which an entity exchanges its equity instruments for goods or services. ASC Topic 718 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, such as options issued under the Company’s Stock Option Plans. The Company’s stock option compensation expense was $109 and $0 for the years ended December 31, 2019 and 2018, respectively, and there was $887 of total unrecognized compensation cost related to unvested options granted under the Company’s options plans as of December 31, 2019. This stock option expense will be recognized through December 2029.

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 9 — Capital Structure (cont.)

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. This model incorporates certain assumptions for inputs including a risk-free market interest rate, expected dividend yield of the underlying common stock, expected option life and expected volatility in the market value of the underlying common stock.

The following table summarizes the Company’s assumptions used in the valuation of options for the year ended December 31, 2019:

Volatility	60%
Risk-free interest rate	1.67% – 1.84%
Dividend yield	00 0%
0% Expected life (years)	5 – 10
Forfeiture rate	0%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options and warrants have characteristics different from those of its traded stock, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such stock options. The risk-free interest rate is based upon quoted market yields for United States Treasury debt securities with a term similar to the expected term. The expected dividend yield is based upon the Company’s history of having never issued a dividend and management’s current expectation of future action surrounding dividends. The Company calculates the expected volatility of the stock price based on the corresponding volatility of the Company’s peer group stock price for a period consistent with the underlying instrument’s expected term. The expected lives for such grants were based on the simplified method for employees and directors.

In arriving at stock-based compensation expense, the Company estimates the number of stock-based awards that will be forfeited due to employee turnover. The Company’s forfeiture assumption is based primarily on its turn-over historical experience. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment will be made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the Company’s financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment will be made to lower the estimated forfeiture rate, which will result in an increase to expense recognized in the Company’s financial statements. The expense the Company recognizes in future periods will be affected by changes in the estimated forfeiture rate and may differ significantly from amounts recognized in the current period.

The following table presents option activity under the Company’s stock option plans as of December 31, 2019 and changes during years than ended:

	Number of options	Weighted average exercise price	Aggregate Intrinsic value
Options outstanding at June 4, 2019	—	$—	$—
Granted	779,990	$2.00
Exercised	—	$—	—
Cancelled or expired	—	$—	—

Options outstanding at December 31, 2019	779,990	$2.00	$—

Options vested and exercisable as of December 31, 2019	84,984	$2.00	—

Weighted average fair value of options granted in 2019		1.28	—

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 9 — Capital Structure (cont.)

There was no aggregate intrinsic value at December 31, 2019 as the Company’s stock price of $1.96 on December 31, 2019, was below the exercise price of the outstanding stock options.

The following table summarizes information about options vested and exercisable at December 31, 2019:

	Options vested and exercisable
Range price ($)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$1.96	69,525	9.9	$1.96
$2.16	15,458	4.9	$2.16

The following table summarizes information about options expected to vest after December 31, 2019:

	Options expected to vest
Range price ($)	Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price
$1.96	562,064	9.9	$1.96
$2.16	132,943	4.9	$2.16

Note 10 — Employee Benefit Plan

The Company maintains an employee’s savings and retirement plan under Section 401(k) of the Internal Revenue Code. All full-time U.S. employees become eligible to participate in the plan. The Company’s contribution to the plan is discretionary and during years ended December 31, 2019 and 2018 did not contributed to the plan.

Note 11 — Commitments and Contingencies

Lease Agreements

In June 2019, the Company entered an operating lease for office space in Burlington, Massachusetts, which expires in April 30, 2020. The Company has the right to extend the operating lease on a month-to-month through August 31, 2020. In addition, the company leases two corporate apartments that can be used by employees who have traveled long distances in order to attend meetings in the corporate office in Burlington, MA. The lease of corporate apartments is on a month-to-month basis.

The Company recognizes rent expense on a straight-line basis over the respective lease period. Rent expense was $53 and $10 for the years ended December 31, 2019 and 2018, respectively.

Future minimum lease commitments under operating leases as of December 31, 2019 are $30 until April 30, 2020.

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

AGRIFY CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 12 — Subsequent Events

Series A Convertible Preferred Stock

During January 2020, the Company issued 55,000 shares of Series A Convertible Preferred Stock, $0.001 par value per share, for total consideration of $5,500,000. Shares of Series A Convertible Preferred Stock confer the same voting rights as the common stock and have preference rights in the event of liquidation and deemed liquidation. Shares of Series A Convertible Preferred Stock are convertible into common stock, at each holders’ option, or in their entirety (i) upon an Initial Public Offering of the Company, or (ii) consummation of an automatic conversion event.

The holders of the Series A Convertible Preferred Stock have the right to receive dividends prior and in preference to any payment of any dividend on the common stock, at a rate of 7% per stock per annum.

Acquisition of TriGrow Systems, Inc.

On January 22, 2020, the Company acquired TriGrow Systems, Inc. (“TriGrow”), which became a wholly-owned subsidiary of the Company. TriGrow was a distributor of the Company’s automated, micro-climate, precision controlled vertical farming units solution for indoor grow. As part of the acquisition of TriGrow, the Company received TriGrow’s 75% interest in TriGrow Brands, LLC, an owner of portfolio cannabis consumer brands. In consideration of TriGrow’s shares, the Company issued to TriGrow’s shareholders 942,028 shares of the Company’s common stock, $0.001 par value per share.

Increase of Authorized Shares

On January 6, 2020, the Company’s shareholders approved an increase to the number of authorized shares of capital stock that the Company shall have authority to issue to 53 million, consisting of: 50 million shares of common stock, $0.001 par value per share, and 3 million shares of preferred stock, $0.001 par value per share.

Distribution Agreement

On March 9, 2020, the Company entered into a distribution agreement with Enozo Technologies Inc. (“Enozo”), for an initial term of five years with auto renewal for successive one year periods unless earlier terminated. The agreement contains the following minimum purchases to retain distributor status as per the agreement, for the period from contract date until December 31, 2021 for $375, for the year ended December 31, 2022 for $750, for the year ended December 31, 2023 for $1,125 and may increase by 3% for the later years. A member of the board and the Company’s Chief Executive Officer both had ownership interests and were board members of Enozo.

AGRIFY CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(In thousands, except share and per share data)	Sep 30, 2020	December 31, 2019
Assets:
Cash and cash equivalents	$4,958	$206
Accounts receivable	981	—
Prepaid inventory	3,902	2,481
Prepaid expenses and other receivables	359	366
Total current assets	10,200	3,053

Property Plant and Equipment, net	945	38
Goodwill	593	—
Intangible assets acquired through business combination, net	1,651	—
Capitalized website costs, net	101	136
Total Assets	$13,490	$3,227

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities:
Accounts payable	$1,675	$870
Accrued expenses and other current liabilities	1,266	355
Current portion of long-term debt	435	—
Notes payable, net of debt discount of $2,434,675 and $0 as of September 30, 2020 and December 31, 2019, respectively	3,365	—
Derivative liabilities	1,163	—
Deferred revenue	302	2,807
Total current liabilities	8,206	4,032

Other non-current liabilities	499	—
Long-term debt, net of current portion	393	—
Total Liabilities	$9,098	$4,032

Commitments and contingencies (Note 16)

Stockholders’ Equity (Deficit)
Common stock, 50,000,000 and 6,500,000 shares, $0.001 par value authorized as of September 30, 2020 and December 31, 2019, respectively; 6,662,028 and 5,720,000 shares issued at September 30, 2020 and December 31, 2019, respectively	7	6
Preferred 2,895,000 and 0 shares, $0.001 par value authorized as of September 30, 2020 and December 31, 2019, respectively; 0 shares issued as of September 30, 2020 and December 31, 2019, respectively;	—	—
Preferred A stock 105,000 and 0 shares, $0.001 par value authorized as of September 30, 2020 and December 31, 2019, respectively; 100,000 and 0 shares issued at September 30, 2020 and December 31, 2019, respectively	—	—
Additional paid in capital	17,642	4,122
Subscription receivable	—	(40)
Accumulated deficit	(13,455)	(4,893)
Total Stockholders’ Equity (Deficit)	4,194	(805)
Non-controlling Interests	198	—
Total Liabilities and Stockholders’ Equity (Deficit)	$13,490	$3,227

The accompanying notes are an integral part of these condensed consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Nine months ended September 30,
(In thousands)	2020	2019
Revenue, net	$7,734	$2,425
Cost of goods sold	6,874	2,716
Gross profit (loss)	860	(291)

OPERATING EXPENSES
Research and development	2,392	31
Selling, general and administrative expenses	6,940	876
Total operating expenses	9,332	907
Operating loss	8,472	1,198
Interest Expense, net	139	3
Net loss before non-controlling interest	8,611	1,201
Loss attributable to non-controlling interest	49	—
Net loss attributable to Agrify Corporation	$8,562	$1,201

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2020
(UNAUDITED)

(In thousands, except share amounts)

	Nine months ended September 30, 2019
	Common Stock		Preferred A Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders’ Equity attributable to Agrify	Non- controlling Interests	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2019	3,680,000	4	—	—	89	—	(1,851)	(1,758)	—	(1,758)
Stock subscription	2,040,000	2			2,948	1,000		3,950		3,950
Net loss	—	—	—	—	—	—	(1,201)	(1,201)	—	(1,201)
Balance, September 30, 2019	5,720,000	6	—	—	3,037	1,000	(3,052)	991	—	991
	Nine months ended September 30, 2020
	Common Stock		Preferred A Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders’ Equity attributable to Agrify	Non- controlling Interests	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2020	5,720,000	6	—	—	4,122	(40)	(4,893)	(805)	—	(805)
Stock based compensation					803			803		803
Stock subscription						40		40		40
Issuance of Preferred A Stock			100,000	—	10,000			10,000		10,000
Investment in Agrify Valiant									40	40
Acquisition of TriGrow Systems	942,028	1			1,355			1,356	207	1,563
Warrants issued and recorded as debt discount in connection with notes payable issuances					1,362			1,362		1,362
Net loss							(8,562)	(8,562)	(49)	(8,611)
Balance September 30, 2020	6,662,028	7	100,000	—	17,642	—	(13,455)	4,194	198	4,392

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine months ended September 30,
(In thousands)	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss attributable to Agrify Corporation	$(8,562)	$(1,201)
Adjustments to reconcile net loss attributable to Agrify Corporation to net cash used in operating activities:
Depreciation and amortization	261	—
Compensation in connection with the issuance of stock options	803	—
Non-cash interest expense	95	—
Loss from disposal of fixed assets	119	—
Loss attributable to non- controlling interests	(49)	—
Changes in operating assets and liabilities:
Accounts receivable	(622)	(275)
Prepaid inventory	(1,673)	(1,118)
Prepaid expenses and other receivables	42	(318)
Accounts payable	455	(597)
Accrued expenses	507	53
Deferred revenue	(2,099)	1,709
Net cash used in operating activities	(10,723)	(1,747)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(103)	(147)
Cash paid for business combination, net of cash acquired	(1,092)	—
Net cash used in investing activities	(1,195)	(147)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Preferred A Stock	10,000	—
Minority interest in Valiant	40	—
Proceeds from PPP Loan	823	—
Payments of financing leases	(33)	—
Proceeds from notes payable	5,800	—
Repayment of loan	—	(133)
Proceeds from issuance of common stock	40	2,950
Net cash provided by financing activities	16,670	2,817
Net increase in cash	4,752	923
Cash – Beginning of the period	206	85
Cash – End of the period	$4,958	$1,008
Supplemental disclosure of non-cash investing and financing activities:
Warrants issued and recorded as debt discount in connection with notes payable issuances	1,362	—
Bifurcated embedded conversion options recorded as derivative liabilities and debt discount	1,160	—

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 1 — Nature of Business and Basis of Presentation

Description of Business

Agrify Corporation (“Agrify” or the “Company”) is a developer of highly advanced and proprietary precision hardware and software grow solutions for the indoor agriculture marketplace. The Company was formed in the State of Nevada on June 6, 2016 as Agrinamics, Inc., and subsequently changed its name to Agrify Corporation. The Company is sometimes referred to herein by the words “we,” “us”, “our” and similar terminology.

The Company has two wholly owned subsidiaries, AGM Service Corp LLC and Agrify Finance LLC; it holds 50% of Teejan Podponics International LLC (“TPI”) since December 2018 and it holds 60% of Agrify Valiant LLC, formed in December 2019.

On January 22, 2020, the Company acquired TriGrow Systems, Inc. (“TriGrow”), which became a wholly-owned subsidiary of the Company. TriGrow was the sole distributor of the Company’s automated, micro-climate, precision controlled vertical farming units solution for indoor grow. As part of the acquisition of TriGrow, the Company received TriGrow’s 75% interest in TriGrow Brands, LLC., an owner of portfolio cannabis consumer brands.

On July 21, 2020, the Company acquired all the outstanding shares of Harbor Mountain Holdings LLC. (“HMH”), located in the Atlanta, GA area, that has been producing and assembling many of the Company’s products.

Coronavirus pandemic (“COVID-19”)

In March 2020, the World Health Organization declared the outbreak of the COVID-19 virus a global pandemic. This outbreak is causing major disruptions to businesses and markets worldwide as the virus continues to spread. A number of countries as well as certain states and cities within the United States have enacted temporary closures of businesses, issued quarantine or shelter-in-place orders and taken other restrictive measures in response to COVID-19.

To date, although all of the Company’s operations are operating, COVID-19 has caused some disruptions to the Company’s business. However, the extent to which COVID-19 and the related global economic crisis, affect the Company’s business, results of operations and financial condition, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties (including new financial regulation and other regulatory reform) in response to the pandemic, and the effects on our produce, clients, vendors and employees. The Company continues to service its customers amid uncertainty and disruption linked to COVID-19 and is actively managing its business to respond to the impact.

Note 2 — Summary of Significant Accounting Policies

Preparation of Condensed Consolidated Financial Statements

The condensed consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and on the same basis as the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (“SEC”), except for the recently adopted accounting pronouncements described below. The condensed consolidated statements of operations, stockholders’ equity, and cash flows for the periods ended September 30, 2020 and 2019, and the condensed consolidated balance sheet as of September 30, 2020, are not audited but reflect all adjustments that are of a normal recurring nature and that are considered necessary for a fair presentation of the results for the periods shown. The condensed consolidated balance sheet as of December 31, 2019 is derived from the audited consolidated financial statements presented in our Annual Report on Form 10-K for the year ended December 31, 2019. Certain information and disclosures normally included in annual consolidated financial statements have been omitted pursuant to the rules and regulations of the SEC. Because the condensed consolidated interim financial statements

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

do not include all of the information and disclosures required by GAAP for a complete set of financial statements, they should be read in conjunction with the audited consolidated financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC. The results for interim periods are not necessarily indicative of a full year’s results.

Accounting for wholly-owned subsidiaries

The accompanying condensed consolidated financial statements include the accounts of Agrify Inc. and its wholly owned subsidiaries, AGM Service Corp LLC (formerly AGM Service Corp Inc), Harbor Mountain Holdings LLC., TriGrow Systems, Inc., Agriafy Finance LLC, and Agxiom LLC, in accordance with the provisions required by the Consolidation Topic 810 of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). We include the results of operations of acquired companies from the date of acquisition. All significant intercompany transactions and balances are eliminated.

Accounting for joint-venture subsidiary

For the Company’s less than wholly owned subsidiaries, Agrify Valiant LLC, Agrify Brands, LLC and TPI, the Company first analyzes whether these entities are a variable interest entity (a “VIE”) in accordance with ASC 810 and if so, whether the Company is the primary beneficiary requiring consolidation. A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that potentially could be significant to the entity. Variable interests in a VIE are contractual, ownership, or other financial interests in a VIE that change with changes in the fair value of the VIE’s net assets. The Company continuously re-assesses (i) whether the joint venture is a VIE, and (ii) if the Company is the primary beneficiary of the VIE. If it is determined that the joint venture qualifies as a VIE and the Company is the primary beneficiary, it is consolidated.

Based on the Company’s analysis for these entities, the Company has determined that Agrify Valiant LLC and Agrify Brands, LLC are each a VIE and that the Company is the primary beneficiary. While the Company owns 60% of Agrify Valiant LLC’s equity interests and 75% of Agrify Brands, LLC’s equity interests, the remaining equity interests in Agrify Valiant LLC and Agrify Brands, LLC are owned by unrelated third parties, and the agreement with these third parties provides the Company with greater voting rights. Accordingly, the Company consolidates the financial statements of Agrify Valiant LLC and Agrify Brands, LLC under the VIE rules and reflects the third parties’ interests in the consolidated financial statements as a non-controlling interest. The Company records this non-controlling interest at its initial fair value, adjusting the basis prospectively for the third parties’ share of the respective consolidated investments’ net income or loss or equity contributions and distributions. These non-controlling interests are not redeemable by the equity holders and are presented as part of permanent equity. Income and losses are allocated to the non-controlling interest holders based on its economic ownership percentage. The investment in 50% of the shares of TPI is treated as an equity investment as the Company cannot exercise significant influence.

Going Concern

These unaudited condensed consolidated financial statements are presented on the basis that the Company will continue as a going concern. The going concern concept contemplates the realization of assets and satisfaction of liabilities in the normal course of business. No adjustment has been made to the carrying amount and classification of the Company’s assets and the carrying amount of its liabilities based on the going concern uncertainty. As reflected in the accompanying unaudited condensed consolidated financial statements, the Company had a net loss attributable to Agrify Inc. common shareholders of $8,562 for the Nine months ended September 30, 2020. The net cash used in operating activities was $10,723 for the Nine months ended September 30, 2020.

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

Additionally, the Company had an accumulated deficit of $13,455 at September 30, 2020. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. The Company is seeking to raise capital through additional debt and/or equity financings to fund its operations in the future. Although the Company has historically raised capital from product sales and proceeds from sales of common and preferred shares (including proceeds from convertible debt, which converted into common stock), there is no assurance that it will be able to continue to do so. If the Company is unable to raise additional capital or secure additional lending in the near future, management expects that the Company will need to curtail its operations. These unaudited condensed consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Over the last several months the Company and its advisors have been evaluating numerous opportunities and relationships to increase shareholder value. The Company expects to realize revenue through its efforts, if successful, to sell wholesale and retail products to third parties. However, as the Company is in a start-up phase, in a new business venture, in a rapidly evolving industry, many of its costs and challenges are new and unknown. In order to fund the Company’s activities, the Company will need to raise additional capital either through the issuance of equity and/or the issuance of debt.

During the first five months of 2020, the Company raised a total of $10,000 by issuing its Preferred A stock. On August 14, 2020, the Company’s Board of directors’ approved the issuance of (i) convertible promissory note (the “Notes”) in the aggregate of $5,000 and (ii) warrants to purchase a number of shares of Common Stock equal to 10% of the principal amount of Notes purchased by the Purchasers (please refer to note 18 for further details). On September 30, 2020, the Company’s Board of Directors approved the increase of the total aggregate amount of the Notes to $10,000 and on November 23, 2020 it increased to $13,500. The Company received an aggregate amount of $5,800 for the issuance of notes by September 30, 2020 and additional $6,700 by December 14, 2020.

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Use of Estimates

The preparation of the Company’s condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of expenses. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Fiscal Year

The Company, and its Subsidiaries, fiscal year ends on December 31st of each year.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash and deposits with maturities of three months or less as of September 30, 2020 and December 31, 2019.

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk and Significant Customer

Financial instruments that potentially subject the Company to concentration of credit risk primarily consist of cash and accounts receivable. The Company places its cash with financial institutions in the United States. The cash balances are insured by the FDIC up to $250 per depositor with unlimited insurance for funds in noninterest-bearing transaction accounts through September 30, 2020. At times, the amounts in these accounts may exceed the federally insured limits.

The Company has certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represent 10% or more of the Company’s total accounts receivable.

For the Nine months ended September 30, 2020 and 2019, three customers accounted for 77.8% and two customers accounted for 98.8% (74.8% was TriGrow — then the sole distributor of Agrify) of revenue, respectively. At September 30, 2020, one customer accounted for 78.4% of accounts receivable (approximately 55% of that balance was paid subsequent to September 30,2020).

Leases

The Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”) effective January 1, 2019. Prior to the acquisition of Harbor Mountain LLC., in July 2019, the Company had leases that were classified as short term leases per the standard. The acquisition of Harbor Mountain LLC., in July 2020, included several financing leases and short term leases. The Company determines if an arrangement is a lease at inception and classifies its leases at commencement. Operating leases are included in operating lease right-of-use (“ROU”) assets and current and noncurrent operating lease liabilities on the Company’s condensed consolidated balance sheets. Finance leases are included in property and equipment, accrued expenses and other liabilities, and other noncurrent liabilities on the Company’s condensed consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and the corresponding lease liabilities represent its obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The lease ROU asset is reduced for tenant incentives.

Lease expenses for minimum lease payments for operating leases are recognized on a straight-line basis over the lease term. Amortization expense of the ROU asset for finance leases is recognized on a straight-line basis over the lease term and interest expense for finance leases is recognized based on the incremental borrowing rate.

The Company does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less for any asset classes (short term leases).

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued expenses. The estimated fair value of the accounts receivable and accounts payable approximates their carrying value due to the short-term nature of these instruments.

Convertible Notes

The Company evaluates its convertible instruments to determine if those contracts or embedded components of those contracts qualify as derivative financial instruments to be separately accounted for in accordance with Accounting Standards Codification Topic 815 of the FASB. The accounting treatment of derivative financial instruments requires that the Company record certain embedded conversion options (“ECOs”), certain variable-share settlement features and any related freestanding instruments at their fair values as of the inception date of the agreement and at fair value as of each subsequent balance sheet date. Any change in fair value is recorded as

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

non-operating, non-cash income or expense for each reporting period at each balance sheet date. The Company reassesses the classification of its derivative instruments at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification. Bifurcated embedded conversion options, variable-share settlement features and any related freestanding instruments are recorded as a discount to the host instrument which is amortized to interest expense over the life of the respective note using the effective interest method.

If the instrument is determined to not be a derivative liability, the Company then evaluates for the existence of a beneficial conversion feature (“BCF”) by comparing the commitment date fair value to the effective conversion price of the instrument. The Company records a BCF as debt discount which is amortized to interest expense over the life of the respective note using the effective interest method. BCFs that are contingent upon the occurrence of a future event are recognized when the contingency is resolved.

Revenue Recognition

In accordance with Topic 606, we account for a customer contract when both parties have approved the contract and are committed to perform their respective obligations, each party’s rights can be identified, payment terms can be identified, the contract has commercial substance, and it is probable that we will collect substantially all of the consideration to which we are entitled. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

We generate revenue from the following sources: (1) equipment sales, (2) services sales and (3) construction contracts.

We sell our offering to customers under a combination of a contract and purchase order.

Equipment revenue includes sales from proprietary products designed and engineered by the Company such as vertical farming units, integrated grow racks, and LED grow lights, and non-proprietary products designed, engineered, and manufactured by third parties such as air cleaning systems and pesticide-free surface protection. For proprietary products, the transaction price is generally in the form of a fixed fee at contract inception and variable consideration in the form of royalties based on contractual percentage of the net selling price of any proprietary product sold by our customers. For non-proprietary products, the transaction price is generally in the form of a fixed fee at contract inception and variable consideration in the form of revenue share based on a contractual percentage of gross margin of any non-proprietary product sold by our customers. We do not offer a right of return for sales of equipment.

Service revenue includes sales from cloud-based solutions that allow customers to use hosted software over the contract period without taking possession of the software and are provided on a subscription basis with technical support. The transaction price is variable consideration in the form of a monthly fee determined at contract inception based on the total number of active software users. We offer service credits in those instances where software uptime does not meet predetermined performance thresholds.

Construction contracts normally provide for payment upon completion of specified work or units of work as identified in the contract. Although there is considerable variation in the terms of these contracts, they are primarily structured as fixed-price contracts, under which the Company agrees to do the entire project for a fixed amount. The Company also enters time-and-materials contracts under which the Company is paid for labor and equipment at negotiated hourly billing rates and for other expenses, including materials, as incurred at rates agreed to in the contract. The Company uses one main sub-contractor to execute the construction contracts.

Variable consideration in the form of royalties, revenue share, monthly fees, and service credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Variable consideration is typically not subject to constraint. Changes to variable consideration were not material for the periods presented.

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company typically satisfies its performance obligations for equipment sales when equipment is made available for shipment to the customer; for services sales as services are rendered to the customer and for construction contracts both as services are rendered and when contract is completed.

We enter contracts that can include various combinations of equipment, services and construction, which are generally capable of being distinct and accounted for as separate performance obligations.

We allocate total contract consideration to each distinct performance obligation in an arrangement on a relative standalone selling price basis. The standalone selling price reflects the price we would charge for a specific piece of equipment or service if it was sold separately in similar circumstances and to similar customers.

In certain cases, the Company offers its customers extended payment terms for more than 12 months. The Company will consider contracts with such extended payment terms as contracts with a financing component, whether explicit or implicit. Accordingly, the Company imputes interest on such contracts at an agreed upon interest rate and will present the financing components separately as financial income. For the Nine months ended September 30, 2019 and 2020, the Company did not have any such financial income.

Other Policies and Judgments — The Company has elected to treat shipping and handling activities after the customer obtains control of the goods as a fulfillment cost and not as a promised good or service. Accordingly, the Company will accrue all fulfillment costs related to the shipping and handling of consumer goods at the time of shipment. The Company has payment terms with its customers of one year or less and has elected the practical expedient applicable to such contracts not to consider the time value of money. Sales, value add, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

Disaggregation of Revenue — The following table provides revenue disaggregated by timing of revenue recognition:

	Nine months ended September 30,
	2020	2019
Transferred at a point in time	$4,715	$2,406
Transferred over time	3,019	19
	$7,734	$2,425

Contract Balances — The Company receives payment from customers based on specified terms that are generally less than 30 days from the satisfaction of performance obligations. There are no contract assets related to performance under the contract. The difference in the opening and closing balances of our deferred revenue primarily results from the timing difference between our performance and the customer’s payment. We fulfil our obligations under a contract with a customer by transferring products and services in exchange for consideration from the customer. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional. We recognize deferred revenue when we have received consideration or an amount of consideration is due from the customer and we have a future obligation to transfer certain proprietary products.

In accordance with ASC 606-10-50-13, the Company is required to include disclosure on its remaining performance obligations as of the end of the current reporting period. Due to the nature of the Company’s contracts, these reporting requirements are not applicable. The majority of the Company’s remaining contracts meet certain exemptions as defined in ASC 606-10-50-14 through 606-10-50-14A, including (i) performance obligation is part of a contract that has an original expected duration of one year or less and (ii) the right to invoice practical expedient.

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company generally provides a one-year warranty on its products for materials and workmanship but may provide multiple year warranties as negotiated, and will pass on the warranties from its vendors, if any, which generally covers this one year period. In accordance with ASC 450-20-25, the Company accrues for product warranties when the loss is probable and can be reasonably estimated. At September 30, 2020, the Company has no product warranty accrual given the Company’s de minimis historical financial warranty experience.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC Topic 740, “Income Taxes,” which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provisions of ASC 740-10-25-5, “Basic Recognition Threshold.” When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10-25-6, the benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for unrecognized tax benefits. As of September 30, 2020, and December 31, 2019, tax years 2016 through 2019 remain open for IRS audit. The Company has received no notice of audit from the IRS for any of the open tax years.

The Company recognizes the benefit of a tax position when it is effectively settled. ASC 740-10-25-10, “Basic Recognition Threshold” provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. ASC 740-10-25-10 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority. For tax positions considered effectively settled, the Company recognizes the full amount of the tax benefit.

As of January 1, 2018, the Company has no NOLs. There was no Federal income tax expense for the nine months ended September 30, 2020 and 2019 due to the Company’s net losses. The Company has not yet filed its 2018 and 2019 Federal and State tax returns.

Research and Development Costs

The Company expenses research and development costs as incurred. During the Nine months ended September 30, 2020, the Company expensed $739 related to development of hardware solution for deployment of rapid grow solution and additional costs of $107 related to research and development facility, there were no such costs in the Nine months ended September 30, 2019.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

Shipping and Handling Charges

The Company incurs costs related to shipping and handling of its manufactured products. These costs are expensed as incurred as a component of cost of sales. Shipping and handling charges related to the receipt of raw materials are also incurred, which are recorded as a cost of the related inventory.

Note 3 — Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments. This new standard requires entities to measure expected credit losses for certain financial assets held at the reporting date using a current expected credit loss model, which is based on historical experience, adjusted for current conditions and reasonable and supportable forecasts. The Company’s financial instruments within the scope of this guidance primarily includes accounts receivable. The adoption of ASU 2016-13 had no impact on the Company’s consolidated financial position.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The Company adopted this standard effective January 1, 2020, using a prospective approach. The adoption of this new standard did not have a material impact on the Company’s condensed consolidated financial statements. Subsequent impact will depend on the magnitude of implementation costs to be incurred. Implementation costs capitalized subsequent to adoption will be recognized in operating expenses in the statements of operations over the noncancelable period of the hosting arrangement plus any renewal periods reasonably certain to be taken.

Note 4 — Accounts Receivables

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for uncollectible accounts. The Company evaluates its accounts receivable on a continuous basis, and if necessary, establishes an allowance for doubtful accounts based on a number of factors, including current credit conditions and customer payment history. The Company does not require collateral or accrue interest on accounts receivable. Accounts receivable at September 30, 2020 and December 31, 2019 are $981 and $0, respectively. No allowance for doubtful accounts was deemed necessary as of September 30, 2020 and December 31, 2019. There was no bad debt expense for the Nine months ended September 30, 2020 and 2019, respectively.

Note 5 — Prepaid Expenses and Other Receivables

Prepaid Expenses and Other Receivables consisted of the following as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Other Receivables	$207	$176
Prepaid software	57	55
Prepaid professional fees	—	100
Prepaid expenses	95	35
	$359	$366

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 6 — Prepaid Inventory

As of September 30, 2020, and December 31, 2019, prepaid inventory were $3,902 and $2,481, respectively. The Company’s standard payment terms with suppliers require to make payments in advance of delivery of the Company’s products. The prepaid inventory are short-term, non-bearing interest that are applied to the purchase of products once it is delivered.

Note 7 — Property and Equipment, Net

Property and equipment, net consisted of the following as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Computer equipment	$112	$29
Furniture and fixture	16	2
Leasehold Improvements	13
Machinery	863	10
Vehicle	67	—
Total property and equipment	1,071	41
Less accumulated depreciation	(126)	(3)
Property and Equipment, Net	$945	$38

Depreciation expense for the Nine months ended September 30, 2020 and 2019 was $100 and $0, respectively.

Note 8 — Capitalized website costs, net

Investments in the Company’s website are amortized over their estimated useful lives of 3 years. As of September 30, 2020 and December 31, 2019, amortizable website costs were $139 and $143, and accumulated amortization was $38 and $7, respectively. Amortization expense was $32 and $0 for the Nine months ended September 30, 2020 and 2019, respectively.

Note 9 — Intangible Assets and Goodwill

The breakdown of acquisition-related intangible assets as of September 30, 2020 was as follows:

	Brand Rights	Customer relationships	Total
September 30, 2020
Cost	$930	$850	$1,780
Accumulated amortization	(64)	(65)	(129)
Net	$866	$785	$1,651

There were $0 acquisition related intangibles as of December 31, 2019. Amortization expenses amounted to $129 and $0 for the Nine months ended September 30, 2020 and 2019, respectively.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 9 — Intangible Assets and Goodwill (cont.)

Estimated future amortization expense on finite-lived acquisition-related intangible assets is as follows:

(in thousands) Years Ending December 31,	Amount
2020 (remainder of year)	$58
2021	187
2022	187
2023	187
2024	187
2025 and thereafter	845
Total	$1,651

There was $238 goodwill activity since the acquisition date of January 22, 2020 (see note 11) to September 30, 2020.

Note 10 — Accrued Expenses

Accrued expenses consisted of the following as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Accrued professional fees	$261	$91
Accrued consulting fees	127	140
Compensation related fees	259	22
Accrued costs	196	—
Financing lease liabilities	118	—
Other accrued expense	305	102
Total accrued expenses	$1,266	$355

Note 11 — Business Combination

Acquisition of TriGrow

On January 22, 2020, the Company completed the acquisition of all outstanding shares of TriGrow. TriGrow is an integrator and distributor of the Company’s premium indoor grow solutions for the indoor controlled agriculture marketplace. As part of the acquisition, the Company received TriGrow’s 75% interest in TriGrow Brands, LLC., a licensor and marketing supporter of established portfolio of consumer brands that utilize the Company’s growing technology. In consideration of TriGrow’s shares, the Company issued to TriGrow’s shareholders 942,028 shares of Agrify common stock. In addition, the closing conditions included the assumption of TriGrow’s outstanding obligation to invest $1,140 (the “Funding Amount”) in a form of a so called “profit interest” investment in CCI Finance, LLC (“CCI”). The Company satisfied this obligation and made payment of the Funding Amount on January 24, 2020 pursuant to a Profits Interest Agreement with CCI. Under the Profits Interest Agreement, in return for the Company’s investment of the Funding Amount, CCI is obligated to share with the Company 28.5% of the net revenue generated from its equipment lease agreement with its customer, payable at least annually by CCI to the Company. The revenue sharing percentage is reduced from 28.5% to 20% once the Company has received payments equalling an 18% Internal Rate of Return on the Funding Amount (the “Preferred Return”) prior to the fifth anniversary of the agreement. The revenue sharing terminates upon the later of five years, or the Company’s attainment of the Preferred Return. To date, no revenue has been generated and shared with the Company under this agreement.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 11 — Business Combination (cont.)

As part of the acquisition of TriGrow, the Company made available 192,251 shares of its common stock for issuance to certain executives of TriGrow upon TriGrow’s and/or the Company’s receipt of $10 million of accumulative purchase orders for TriGrow and/or the Company’s equipment, products, and services, for the period from November 21, 2019 through June 30, 2020 as a result of the efforts of the TriGrow executives. Such common stock of the Company is to be distributed by the Company to certain executives of the surviving corporation responsible for achievement of such milestone, in the Company’s sole discretion. The Company concluded the earn-out, if materialized, will be considered as post combination services. Additionally, the Company concluded that the value associated with the earn out to be de minimis. No earn out was earned through June 30, 2020.

The purchase price for this business combination was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date, with the remaining unallocated purchase price recorded as goodwill. The fair value assigned to identifiable intangible assets acquired was determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by the Company.

Transaction and related costs, consisting primarily of professional fees, directly related to the acquisition, totalled $45 for the Nine months ended September 30, 2020. All transaction and related costs were expensed as incurred and are included in selling, general and administrative expenses.

The purchase price allocation for the business combination has been prepared on a preliminary basis and changes to the allocation may occur as additional information becomes available during the respective measurement period (up to one year from the acquisition date). Fair value still under review include values assigned to identifiable intangible assets and goodwill.

The following table sets forth the components and the allocation of the purchase price for the business combination:

Components of Purchase Price:
Obligation to invest cash in profit interest	$1,140
Capital stock consideration	1,356
Noncontrolling Interest	207
Total purchase price	$2,703

Allocation of Purchase Price:
Net tangible assets, including cash acquired of $44:	568

Identifiable intangible assets:
Brand rights	930
Customer relationships	850
Total identifiable intangible assets	1,780
Goodwill	355
Total purchase price allocation	$2,703

Brand rights and Customer relationships were assigned estimated useful lives of ten years and nine years, respectively, the weighted average of which is approximately 9.5 years.

The amount of revenue of TriGrow included in the Company’s condensed consolidated statement of operations from the acquisition date of January 22, 2020 to September 30, 2020 was $4,000.

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 11 — Business Combination (cont.)

Acquisition of Harbor Mountain Holdings LLC

In July 2020, the Company acquired all the outstanding shares of Harbor Mountain Holdings LLC (“HMH”), located in the Atlanta, GA area, that has been producing and assembling many of the Company’s products. As part of the acquisition the Company waived net receivable owed amounting to $214 and assumed lease liabilities for existing equipment and premises. As part of the acquisition of HMH, the Company may issue Agrify stock options or shares of Common Stock (at the Company’s discretion), at a value of up to $100 to an executive of HMH upon achievement of certain milestones from the acquisition date through March 31, 2021, as a result of the efforts of the HMH executive. The Company concluded the earn-out, if materialized, will be considered as post combination services. Additionally, the Company concluded that the value associated with the earn out to be de minimis. No earn out was earned through September 30, 2020.

The purchase price for this business combination was allocated by management to the tangible and intangible assets acquired and liabilities assumed based on their book value which estimated their fair values on the acquisition date, with the remaining unallocated purchase price recorded as goodwill.

Transaction and related costs, consisting primarily of professional fees, directly related to the acquisition, totalled $35 for the Nine months ended September 30, 2020. All transaction and related costs were expensed as incurred and are included in selling, general and administrative expenses.

The following table sets forth the components and the allocation of the purchase price for the business combination:

Components of Purchase Price:
Waiver of net receivable owed to Agrify	$214
Total purchase price	$214

Allocation of Purchase Price:
Net tangible assets (liabilities):
Cash	4
Property and Equipment	831
Accounts payable	(187)
Accrued expenses	(23)
Financing lease liabilities	(649)
Net tangible (liabilities):	(24)
Goodwill	238
Total purchase price allocation	$214

The amount of revenue of HMH included in the Company’s condensed consolidated statement of operations from the acquisition date of July 22, 2020 to September 30, 2020 was $0.

The following pro forma financial information summarizes the combined results of operations for the Company, TriGrow and HMH, as though the acquisition of TriGrow and HMH occurred on January 1, 2019.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 11 — Business Combination (cont.)

The unaudited pro forma financial information was as follows:

	Nine months ended September 30,
(In thousands)	2020	2019
Revenue, net	$7,766	$2,266
Net loss before non-controlling interest	$9,785	$5,425
Loss attributable to non-controlling interest	$65	$63
Net loss	$9,720	$5,362

The pro forma financial information for all periods presented above has been calculated after adjusting the results of TriGrow and HMH to reflect the business combination accounting effects resulting from these acquisitions, including acquisition costs and the amortization expense from acquired intangible assets as though the acquisition occurred on January 1, 2019. The historical consolidated financial statements have been adjusted in the pro forma combined financial statements to give effect to pro forma events that are directly attributable to the business combination.

The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on January 1, 2019.

Equity Method Investments

An assessment of whether or not the Company (as a holder of 50% of TPI) has the power to direct activities that most significantly impact TPI’s economic performance and to identify the party that obtains the majority of the benefits of the investment was performed as of September 30, 2020 and December 31, 2019, and will be performed as of each subsequent reporting date. After each of these assessments, we concluded that the activities that most significantly impact TPI’s economic performance are the growth, marketing, sale, and distribution of products using Podponics’ technology and IP, each of which are directed by TPI. Based on the outcome of these assessments, we concluded that our investment in TPI should be accounted for under the equity method.

The carrying value of the Company’s investment in TPI was $0 as of September 30, 2020 and December 31, 2019. The Company did not recognize revenue from TPI for the Nine months ended September 30, 2020 and 2019.

Note 12 — Debt

Paycheck Protection Program Loan under the Coronavirus Aid, Relief, and Economic Security Act

On May 7, 2020, the Company entered into a Loan Agreement and Promissory Note (collectively the “PPP Loan”) with Bank of America pursuant to the Paycheck Protection Program (the “PPP”) under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) administered by the U.S. Small Business Administration. The Company received total proceeds of $779 from the unsecured PPP Loan. The PPP Loan is scheduled to mature on May 7, 2022 and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration under the CARES Act. The PPP Loan may be prepaid by the Company at any time prior to its maturity with no prepayment penalties.

The PPP Loan contains customary events of default relating to, among other things, payment defaults and breaches of representations and warranties. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act and the PPP. The amount of loan proceeds eligible for forgiveness is based on a formula based on a number of factors, including the amount of loan proceeds used by the Company for certain eligible expenses, including payroll costs, rent payments on certain leases and certain qualified utility payments, provided that, among other things, at least 60% of the loan amount is used for eligible payroll costs,

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 12 — Debt (cont.)

the employer maintaining or rehiring employees and maintaining salaries at certain level. In accordance with the requirements of the CARES Act and the PPP, the Company intends to use the proceeds from the PPP Loan primarily for payroll costs. There can be no assurance that the Company will be granted forgiveness of the PPP Loan in whole or in part. Assuming the principal amount is not forgiven, the payment schedule would consist of 18 monthly consecutive payments of $44 each, beginning December 7, 2020 with a final payment due on May 7, 2022 for all principal and accrued interest not yet paid.

On July 27, 2020, Agrify Brands received a PPP Loan from Bank of America for a total proceeds of $44. The PPP Loan is scheduled to mature on July 27, 2022, has an interest rate of 1.00% per annum and is subject to the terms and conditions mentioned above.

Note 13 — Convertible Promissory Notes

On August 14, 2020, the Company’s Board of Directors approved the issuance of (i) convertible promissory note (the “Notes”) in the aggregate of $5,000 with an initial maturity date of one year following issuance (which may be extended by the Company in its sole discretion for an additional one year, referred herein as the “Maturity Date Extension”), convertible at the option of the Company or the holder of the Notes upon an IPO or public listing into shares of the Company’s common stock (the “Common Stock”), and (ii) warrants (the “Warrants”) to purchase a number of shares of Common Stock equal to 10% of the principal amount of Notes purchased by the Purchasers at an exercise price per share equal $0.01 (and Warrants to purchase an additional number of shares of Common Stock equal to 10% of the principal amount of Notes purchased by the Purchasers at an exercise price per share equal to $0.01 in the event the maturity date of the Notes is extended by the Company).

Solely in the event the Company determines to effectuate the Maturity Date Extension, the outstanding principal balance of the Notes shall bear interest, in arrears accruing as of the issuance date of this Note, at a rate per annum equal to eight percent (8%). Interest shall be computed on the basis of a 360-day year of twelve (12) 30-day months and shall be payable on the Maturity Date, as extended.

Immediately prior to the consummation of a public transaction, in which the Borrower is becoming a reporting issuer in the United States (the “Public Transaction”), the outstanding principal amount of the Notes together with all accrued and unpaid interest hereunder shall convert, at the option of the Company or the holder of the Notes, into a number of fully paid and non-assessable shares of Common Stock equal to the quotient of (i) the outstanding principal amount of the Notes together with all accrued and unpaid interest hereunder immediately prior to such Public Transaction divided by (ii) the Conversion Price. The “Conversion Price” shall mean a price equal to the quotient of (i) the lesser of (x) $70 million and (y) 70% of the price per share issued in such Public Transaction multiplied by the total number of total outstanding shares of Common Stock immediately prior to the consummation of the Public Transaction on a fully diluted as-converted basis, divided by (ii) the number of total outstanding shares of Common Stock immediately prior to the consummation of the Public Transaction on a fully diluted as-converted basis; provided, however, in the event the closing of the Public Transaction does not occur by December 31, 2020, the Conversion Price shall be adjusted to equal the product of (a) the Conversion Price then in effect immediately prior to such adjustment and (b) 85%. In the event of a conversion upon Public Transaction, all shares of Common Stock issuable upon conversion of the Notes (at an assumed conversion price per share of $7.43, subject to adjustment pursuant to the terms of the Notes), all outstanding shares of Series A convertible preferred stock of the Company (at an assumed conversion price per share of $7.43, subject to adjustment pursuant to the terms of Series A convertible preferred stock), and the exercise and/or conversion of any other outstanding convertible securities and options shall be deemed to be outstanding.

On September 30, 2020, the Company’s Board of Directors approved the increase of the total aggregate offering amount of the Notes to $10,000 and on November 23, 2020 it increased to $13,500.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 13 — Convertible Promissory Notes (cont.)

As of September 30, 2020, a total of $5,800 of Notes and Warrants to purchase 580,000 shares of Common Stock were subscribed. Through September 30, 2020, the aggregate relative fair value of the Warrants of $1,362 was recorded as debt discount at issuance and is being amortized over the term of the respective Notes.

During the nine months ended September 30, 2020, the Company determined that the Notes contained variable-share settlement features that represented derivative liabilities and contingent BCFs. The aggregate issuance date fair value of the variable-share settlement features was $1,160, which was recorded at issuance as a debt discount and is being amortized over the terms of the respective Notes. See Note 14 — Derivative Liabilities for additional details. During the nine months ended September 30, 2020, the contingently adjustable non-bifurcated, beneficial conversion features associated with the Notes were not resolved. Upon resolving such contingency the Company will estimate the intrinsic value of the beneficial conversion features based upon the difference between the fair value of the underlying common stock at the commitment date of the note transaction and the adjusted conversion price embedded in the convertible note.

Note 14 — Derivative Liabilities

During the nine months ended September 30, 2020, the Company recorded Level 3 derivative liabilities that were measured at fair value at issuance in the aggregate amount of $1,160 related to the variable-share settlement features of certain convertible notes payable. See Note 13 — Convertible Promissory Notes for additional details. On September 30, 2020, the Company recomputed the fair value of the variable-share settlement features recorded as derivative liabilities to be $1,163. The loss on the change in fair value between the issuance date and September 30, 2020 was recorded to interest expense for the nine months ended September 30, 2020.

Note 15 — Capital Structure

On January 9, 2020, the Company increased its authorized number of shares to 53,000,000, consisting of: 50,000,000 shares of common stock, par value $0.001 per share and 3,000,000 shares of preferred stock, par value $0.001 per share. At that time, it also designated 100,000 shares of the 3,000,000 authorized shares of preferred stock, par value $0.001 per share, as Series A Convertible Preferred Stock (“Series A”).

During the first quarter of 2020, the Company issued an aggregate of 60,000 shares of Series A for an aggregate purchase price of $6,000. Contemporaneously with the issuance of Series A, the Company and each respective investor entered into a Registration Rights Agreement and Subscription Agreement whereby the Company has agreed to use its commercially reasonably efforts as soon as reasonably practical to register such shares of common stock issuable upon conversion of the Series A pursuant to a registration statement and each respective investor agreed that it will lock-up any preferred stock or common stock held immediately prior to the effectiveness of the registration statement for the Company’s IPO for 180 days.

On March 19, 2020, the Company increased the number of shares designated as Series A from 100,000 shares to 105,000 shares.

Series A is senior to any shares of common stock of the Company par value $0.001 per share (the “common stock”), and each other class or series of capital stock of the Company hereafter created (together with the common stock, the “Junior Stock”) Holders of Series A stock are entitled to receive, in preference to any dividend paid or declared and set aside for any junior stock, dividend at per share price equal to the Series A original issue price at an annual rate equal to 7% compounded annually. Series A Stock holder will be entitled to cast the number of votes, rounded down to the nearest whole number, equal to the number of votes that would be attributable to the shares of common stock issuable upon conversion of such shares of Series A, assuming conversion on the date applicable to the vote. In the event of a liquidation, dissolution or winding up of the Company, each share of Series A will be entitled to a payment as set forth in the Company’s Certificate of Designation. The Series A is convertible, at any

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 15 — Capital Structure (cont.)

time after issuance, into common stock of the Company at the election of the holder into an amount of shares equal to (i) the product of the Series A original price plus unpaid dividends on the shares being converted, multiplied by the number of Series A shares being converted, divided by (ii) a conversion price of $7.43 per share ($70M divided by 9,420,288), subject to adjustment.

In May 2020, the Company issued 4,000 Series A Convertible Preferred Stock, $0.001 par value, for total consideration of $4,000.

Stock Subscriptions Receivable

In June 2019, the Company issued and sold 2,040,000 shares of common stock to an investor at a purchase price of $1.96 per share for gross proceeds of $4,000 of which only $3,000 were received in cash by September 30, 2019.

At December 31, 2019, the Company recorded a stock subscription receivable in the amount of $40. The Stock subscription receivable is in connection with the issuance of common stock in September 2019 and represents 20,408 shares of common stock. The outstanding balance of stock subscription was paid during January 2020.

Stock Option Plan

On June 4, 2019, the Company adopted its 2019 Stock Option Plan allowing the issuance of 2,758,260 shares. On August 10, 2020, the Company’s Board of Director approved to increase the maximum number of shares of Common Stock authorized for issuance over the term of the 2019 Stock Option Plan from 2,758,260 shares to 5,307,083 shares, subject to and effective upon the effectiveness of the Amendment. On October 8, 2020, the amendment was approved by the Company’s shareholders.

During December 2019, the Company granted 779,990 options to various employees and consultants.

On May 2020, the Company cancelled all the options that were granted in December 2019.

During May 2020, the Company granted to its employees, directors and officers 749,123 options to purchase shares of common stock. 600,722 of the options will expire 10 years from the date of grant and have an exercise price per share of $1.44 and 148,401 of the options will expire 5 years from the date of grant and have an exercise price per share of $1.58. 445,313 of the options were fully vested on the grant date and the remaining stock options vest in equal monthly installments monthly over 24 months thereafter. In addition, the Company granted its employees, directors and officers 1,817,700 options to purchase shares of common stock. 1,563,329 of the options will expire 10 years from the date of grant and have an exercise price per share of $1.44 and 254,371 options will expire 5 years from the date of grant and have an exercise price per share of $1.58. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter.

On July 20, 2020, the Company granted to its employees, directors and officers 333,940 options to purchase shares of common stock. The options will expire 10 years from the date of grant and have an exercise price per share of $1.44. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter.

On August 10, 2020, the Company’s Board of Directors approved grants to its directors of 24,300 options to purchase shares of common stock. The options will expire 10 years from the date of grant and have an exercise price per share of $1.44. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter.

On August 10, 2020, the Company’s Board of Directors approved to increase the maximum number of shares of Common Stock authorized for issuance over the term of the 2019 Stock Option Plan from 2,758,260 shares to 5,307,083 shares, subject to and effective upon the effectiveness of the Amendment. On October 8, 2020, the amendment was approved by the Company’s shareholders.

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 15 — Capital Structure (cont.)

Stock options that were granted during fiscal year 2020 have several vesting conditions, including an event-based vesting acceleration (defined as a change in control, including an initial public offering).

The Company’s stock option compensation expense was $803 and $0 for the Nine months ended September 30, 2020 and 2019, respectively, and there was $2,036 of total unrecognized compensation cost related to unvested options granted under the Company’s options plans as of September 30, 2020. This stock option expense will be recognized through September 2030.

As of September 30, 2020, there were 2,632,486 shares available to be granted under the Company’s 2019 Stock Option Plan.

The following table presents option activity under the Company’s stock option plans for the Nine months ended September 30, 2020 (no outstanding options for the three months ended September 30, 2019):

	Number of options	Weighted average exercise price	Aggregate Intrinsic value
Options outstanding at January 1, 2020	779,990	$2.00	$—
Granted	2,925,063	$1.46
Exercised	—	$—
Forfeited	(783,238)	$1.84
Expired	(247,218)	$1.93
Options outstanding at September 30, 2020	2,674,597	$1.46	$—
Options vested and exercisable as of September 30, 2020	463,806	$1.47
Weighted average fair value of options granted in 2020		0.92

The following table summarizes information about options vested and exercisable at September 30, 2020:

	Options vested and exercisable
Range price ($)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$1.44	2,271,825	9.6	$1.44
$1.58	402,772	6.4	$1.58

The following table summarizes information about options expected to vest after September 30, 2020:

	Options expected to vest
Range price ($)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$1.44	1,906,182	9.6	$1.44
$1.58	304,609	6.4	$1.58

Note 16 — Employee Benefit Plan

The Company maintains an employee’s savings and retirement plan under Section 401(k) of the Internal Revenue Code. All full-time U.S. employees become eligible to participate in the plan. The Company’s contribution to the plan is discretionary and during the Nine months ended September 30, 2020 and 2019 did not contributed to the plan.

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 17 — Commitments and Contingencies

Leases

In September 2019, the Company entered an operating lease for office space in Burlington, Massachusetts, which expired on April 30, 2020. The Company had the right to extend the operating lease on a month-to-month through August 31, 2020. The Company elected to terminate the lease on July 14, 2020.

The Company used two apartments for the use of its personnel while attending meetings in the corporate office in Burlington, MA. One of the apartments was leased by the Chief Executive Officer and a shareholder of the Company. The Company paid the monthly liability directly to the Company that owns the apartment complex. The monthly rent for each apartment was approximately $3.5 and the annual lease that was set to expire in January 2021 was terminated and ended in August 2020.

Part of the acquisition of Harbor Mountain LLC. in July 2020, the Company obtained a couple of facilities leases with term remaining of less than 12 months (classified as rent expenses part of Selling, general and administrative expenses in the income statement) and several non-cancellable finance leases for machinery and equipment.

Additional information of our lease activity, for the nine months ended September 30, 2020 and 2019, is as follows:

	September 30, 2020	September 30, 2019
Finance lease cost:
Amortization of right-of-use assets	$30	$—
Interest on lease liabilities	9	—
Short-term lease cost	151	24
Total lease cost	$190	$24

Weighted-average remaining lease term – finance leases	4.17 years	—
Weighted-average discount rate – finance leases	8.12%	—

As of September 30, 2020, the maturities of lease liabilities under non-cancellable finance leases were as follows:

Finance Leases
For the year ending December 31,
2020 (remainder of year)	$47
2021	190
2022	181
2023	154
2022	91
Thereafter	66
Total minimum lease payments	729
Less imputed interest	(111)
Total lease liabilities	618

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 17 — Commitments and Contingencies (cont.)

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

Distribution Agreements with related parties

On June 7, 2019, the Company entered into a distribution agreement with Bluezone Products, Inc. (“Bluezone”) for distribution rights to the Bluezone products with certain exclusivity rights. The agreement requires minimum purchases amounting to $480 and $600 for the first and second contract anniversary years. The agreement auto renews for successive one year periods unless earlier terminated. The Company purchased approximately $668 and $132 of Bluezone products during the first and second contract years, respectively. Bluezone is a related party to the Company.

On March 9, 2020, the Company entered into a distribution agreement with Enozo Technologies Inc. (“Enozo”), for an initial term of five years with auto renewal for successive one year periods unless earlier terminated. The agreement contains the following minimum purchases to retain exclusive distributor status for one of our products, for the period from the contract date until December 31, 2021 for $375, for the year ended December 31, 2022 for $750, and for the year ended December 31, 2023 for $1,125, which amount may increase by 3% for the later years. The Company purchased approximately $38 of that Enozo product during the nine months ended September 30, 2020. Enozo is a related party to the Company.

Committed Purchase Agreement with Related party

On July 28, 2020, the Company entered into a purchase agreement with 4D Bios (“4D”) to secure purchases of horticultural equipment. The agreement requires minimum purchases of between $577 and $607 of 4D products until December 31, 2020.4D is a related party to the Company. The Company committed purchases amounting to $577 from 4D for the nine months ended September 30, 2020.

Note 18 — Related Parties

Some of the officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities that become available. They may face a conflict in selecting between the Company and other business interests. The Company formulated a policy for the resolution of such conflicts.

The following table describes the net purchasing activity with entities identified as related parties to the Company:

	Nine months ended September 30,
(In thousands)	2020	2019
Bluezone	$482	$78
4D Bios	$399	$696
Enozo	$123	$—
Valiant Americas, LLC	$3,078	$—

AGRIFY CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 18 — Related Parties (cont.)

The following table summarizes net related party payables as of September 30, 2020 and December 31, 2019:

(In thousands)	September 30, 2020	December 31, 2019
Bluezone	$7	$101
4D Bios	$—	$4
Enozo	$33	$—
Valiant Americas, LLC	$688	$—

Issuance of Stock Options

On October 19, 2020, the Company’s Board of Directors approved a grant of 2,436,838 options to purchase shares of common stock to its employees, directors and officers. The options will expire 10 years from the date of grant and have an exercise price per share of $3.07. 25% of the options vest 12 months following issuance and the balance vests in 36 equal monthly installments thereafter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders’ and Board of Directors of
TriGrow Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TriGrow Systems, Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Marcum LLP

We have served as the Company’s auditor since 2020

Melville, NY
June 5, 2020

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	As of December 31,
	2019	2018
Assets:
Cash	$74	$714
Accounts Receivable, net of allowance of $530 and $373, respectively	536	279
Prepaid Inventory	2,864	2,812
Prepaid expenses and other receivables	39	26
Total current assets	3,513	3,831

Intangible assets, net	168	169
Property and Equipment, net	187	259
Total Assets	$3,868	$4,259

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$225	$205
Accrued expenses	394	245
Advance from customers	2,360	3,400
Total current liabilities	2,979	3,850

Commitments and contingencies (Note 13)

Stockholders’ Equity
Common stock: 15,328,617 and 10,555,000 shares, $0.001 par value authorized as of December 31, 2019 and 2018; 9,538,746 and 9,500,000 shares issued at December 31, 2019 and 2018, respectively	9	9
Preferred A Stock: 4,773,317 and 0; and 3,014,993 and 0; shares, $0.001 par value authorized and issued as of December 31, 2019 and 2018, respectively	3	—
Additional paid in capital	6,768	(9)
Convertible notes	—	1,300
Accumulated deficit	(5,948)	(1,054)
Total TriGrow Systems, Inc. Stockholders’ Equity	832	246

Non-controlling Interests	57	163

Total Stockholders’ Equity	889	409

Total Liabilities and Stockholders’ Equity	$3,868	$4,259

The accompanying notes are an integral part of these consolidated financial statements.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share amounts)

	Years ended December 31,
	2019	2018
Revenue, net	$3,009	$2,307
Cost of goods sold	3,232	1,678
Gross (loss) profit	(223)	629

OPERATING EXPENSES
Research and development	52	30
Selling, general and administrative expenses	4,732	1,182
Total operating expenses	4,784	1,212

Loss from operations	(5,007)	(583)

OTHER INCOME
Gain from sale of fixed assets	7	—

Net loss	(5,000)	(583)

Loss attributable to non-controlling interest	106	4

Net loss attributable to TriGrow Systems, Inc.	$(4,894)	$(579)

The accompanying notes are an integral part of these consolidated financial statements.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders’ Equity
(In thousands, except share amounts)

	Common Stock		Preferred A Stock		Additional Paid-In Capital	Convertible Notes	Accumulated Deficit	Total Stockholders’ Equity attributable to Trigrow Systems, Inc.	Non-controlling Interests	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2018	9,500,000	$9	—	$—	$(9)	$—	$(475)	$(475)	$—	$(475)
Issuance of convertible notes	—	—	—	—	—	1,300	—	1,300	—	1,300
Acquisition of TriGrow Brands LLC.	—	—	—	—	—	—	—	—	167	167
Net loss	—	—	—	—	—	—	(579)	(579)	(4)	(583)
Balance, December 31, 2018	9,500,000	9	—	—	(9)	1,300	(1,054)	246	163	409
Convertible notes	—	—	942,199	1	1,299	(1,300)	—	—	—	—
Issuance of Preferred A Stock	—	—	2,072,794	2	5,404	—	—	5,406	—	5,406
Exercise of stock options	38,746	—	—	—	—	—	—	—	—	—
Stock based compensation	—	—	—	—	74	—	—	74	—	74
Net loss	—	—	—	—	—	—	(4,894)	(4,894)	(106)	(5,000)
Balance, December 31, 2019	9,538,746	$9	3,014,993	$3	$6,768	$—	$(5,948)	$832	$57	$889

The accompanying notes are an integral part of these consolidated financial statements.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss attributable to TriGrow Systems, Inc.	$(4,894)	$(579)
Adjustments to reconcile net loss attributable to TriGrow Systems, Inc.to net cash used in operating activities:
Depreciation and amortization	61	26
Bad debt expense	342	202
Stock based compensation	74	—
Gain from sale of fixed assets	(7)	—
Loss attributed to non-controlling interest	(106)	(4)
Changes in operating assets and liabilities:
Accounts receivable	(599)	(437)
Prepaid Inventory	(52)	(1,831)
Prepaid expenses and other receivables	(13)	1
Accounts payable	21	(31)
Accrued expenses	(867)	2,176
Net cash used in operating activities	(6,040)	(477)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(6)	(275)
Purchase of intangible assets	—	(3)
Net cash used in investing activities	(6)	(278)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Convertible Notes	—	1,300
Proceeds from issuance of Series A Preferred Stock	5,406	—
Net cash provided by financing activities	5,406	1,300

Net (decrease) increase in cash	(640)	545

Cash – Beginning of Year	714	169

Cash – End of Year	$74	$714

NON-CASH ITEMS:
Conversion of Convertible notes to Common Stock	$1,300	$—
Intangible assets resulting from TriGrow Brands, LLC Acquisition	$—	$167
Sale of fixed assets for a receivable	$25	$—

The accompanying notes are an integral part of these consolidated financial statements.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 1 — Nature of Business and Basis of Presentation

Nature of Business

TriGrow Systems, Inc. (“TriGrow” or the “Company”) is an integrator and distributor of premium indoor grow solutions for the indoor controlled agriculture marketplace. The Company was formed in the State of Nevada on March 1, 2017.

On November 14, 2018, the Company established TriGrow Brands, LLC, (“Brands”) a majority-owned subsidiary that will license and support an established portfolio of consumer brands that utilize the Company’s growing technology. The Company received 75% of the total outstanding units of Brands in return for its capital contribution of $500. The rest of the units were issued to a non-controlling entity for the use of its intellectual property pursuant to a license agreement signed between Brands and the non-controlling entity. Such license agreement was deemed to have a fair market value of $167.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its majority owned subsidiary, TriGrow Brands LLC. All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements. The ownership interest of non-controlling participant in subsidiary that is not wholly-owned is included as a separate component of equity. The non-controlling participant’s share of the net loss is included as “Loss attributable to non-controlling interest” on the Consolidated Statements of Operations.

Non-controlling interests

In December 2007, the FASB issued ASC 810-10-65, “Non-controlling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). A non-controlling (minority) interest in subsidiaries is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. In accordance with ASC 810-10-45-21, those losses attributable to the parent and the non-controlling interest in subsidiaries may exceed their interests in the subsidiary’s equity. The excess and any further losses attributable to the parent and the non-controlling interest shall be attributed to those interests even if that attribution results in a deficit non-controlling interest balance.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of expenses. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

Fiscal Year

The Company, and its Subsidiary’s, fiscal years end on December 31st of each year.

Cash

Cash consist principally of cash and deposits with maturities of three months or less as December 31, 2019 and 2018.

Concentration of Credit Risk and Significant Customer

Financial instruments that potentially subject the Company to concentration of credit risk primarily consist of cash, and accounts receivable. The Company places its cash with financial institutions in the United States. The cash balances are insured by the FDIC up to $250 per depositor with unlimited insurance for funds in noninterest-bearing transaction accounts through December 31, 2019. At times, the amounts in these accounts may exceed the federally insured limits. Revenue is primarily from product sales and royalty revenue. The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the years ended December 31, 2019 and 2018, two customers accounted for 80.2% and one customer accounted for 85.7% of revenue, respectively. At December 31, 2019 and 2018, one customer accounted for 91.1% and three customers accounted for 88.6% of accounts receivable, respectively.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for uncollectible accounts. The Company evaluates its accounts receivable on a continuous basis, and if necessary, establishes an allowance for doubtful accounts based on a number of factors, including current credit conditions and customer payment history. The Company does not require collateral or accrue interest on accounts receivable. Accounts receivable at December 31, 2019 and 2018 were $1,066 and $652, respectively. Allowance for doubtful accounts at December 31, 2019 and 2018 were $530 and $373, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life (Years)
Computer equipment and software	2
Furniture and fixture	5

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations in the period of disposal. Costs for property and equipment not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

Impairment of Long-Lived Assets

When circumstances, such as adverse market conditions, indicate that the carrying value of a long-lived asset may be impaired, the Company performs an analysis to review the recoverability of the asset’s carrying value, which includes estimating the undiscounted cash flows (excluding interest charges) from the expected future operations of the asset. These estimates consider factors such as expected future operating income, operating trends and prospects, as well as the effects of demand, competition and other factors. If the analysis indicates that the carrying value is not recoverable from future cash flows, an impairment loss is recognized to the extent that the carrying value exceeds the estimated fair value. Any impairment losses are recorded as operating expenses, which reduce net income. The Company did not record any impairment losses on long lived assets during the years ended December 31, 2019 or 2018.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The estimated fair value of the accounts receivable and accounts payable approximates their carrying value due to the short-term nature of these instruments.

Intangible Assets

Intangible assets are related to the establishment of Brands and capital contribution made by a non-controlling entity in the form of license agreement and from investment in the Company’s website domain.

As of December 31, 2019, and 2018, the value of the license agreement was $167 and the Company’s domain was $3. Investments in the Company’s website are amortized over their estimated useful lives of 3 years. As of December 31, 2019, and 2018, amortizable intangible assets were $3 and $3, and accumulated amortization was $2 and $1, respectively.

Intangible and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Recoverability is determined by comparing the forecasted future net cash flows from the operations to which the assets relate, based on management’s best estimates using the appropriate assumptions and projections at the time, to the carrying amount of the assets. If the carrying value is determined to be in excess of future operating cash flows, the asset is considered impaired and a loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment recorded during the years ended December 31, 2019, or 2018.

Revenue Recognition

In accordance with Accounting Standards Update No. 2014-09 (Topic 606) “Revenue from Contracts with Customers”, we account for a customer contract when both parties have approved the contract and are committed to perform their respective obligations, each party’s rights can be identified, payment terms can be identified, the contract has commercial substance, and it is probable that we will collect substantially all of the consideration to which we are entitled. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

We generate revenue from the following sources: (1) equipment sales and (2) services sales. We sell our equipment and services to customers under a combination of a contract and purchase order.

Equipment revenue includes resell of products designed and engineered by the Company such as vertical farming units and integrated grow racks. The transaction price is generally in the form of a fixed fee at contract inception. We do not offer a right of return for sales of equipment.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company typically satisfies its performance obligations for equipment sales when equipment is made available for shipment to the customer. The Company typically satisfies its performance obligations for services sales as services are rendered to the customer. We enter contracts that can include various combinations of equipment and services, which are generally capable of being distinct and accounted for as separate performance obligations.

We allocate total contract consideration to each distinct performance obligation in an arrangement on a relative standalone selling price basis. The standalone selling price reflects the price we would charge for a specific piece of equipment or service if it was sold separately in similar circumstances and to similar customers.

Other Policies and Judgments — The Company has elected to treat shipping and handling activities after the customer obtains control of the goods as a fulfillment cost and not as a promised good or service. Accordingly, the Company will accrue all fulfillment costs related to the shipping and handling of consumer goods at the time of shipment. The Company has payment terms with its customers of one year or less and has elected the practical expedient applicable to such contracts not to consider the time value of money. Sales, value add, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

Contract Balances — The Company receives payment from customers based on specified terms that are generally less than 30 days from the satisfaction of performance obligations. There are no contract assets related to performance under the contract. The difference in the opening and closing balances of our deferred revenue primarily results from the timing difference between our performance and the customer’s payment. We fulfill our obligations under a contract with a customer by transferring products and services in exchange for consideration from the customer. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional. We recognize deferred revenue when we have received consideration or an amount of consideration is due from the customer and we have a future obligation to transfer certain proprietary products.

In accordance with ASC 606-10-50-13, the Company is required to include disclosure on its remaining performance obligations as of the end of the current reporting period. Due to the nature of the Company’s contracts, these reporting requirements are not applicable. The majority of the Company’s remaining contracts meet certain exemptions as defined in ASC 606-10-50-14 through 606-10-50-14A, including (i) performance obligation is part of a contract that has an original expected duration of one year or less and (ii) the right to invoice practical expedient.

The Company generally provides a one-year warranty on its products for materials and workmanship but may provide multiple year warranties as negotiated, and will pass on the warranties from its vendors, if any, which generally covers this one year period. In accordance with ASC 450-20-25, the Company accrues for product warranties when the loss is probable and can be reasonably estimated. At December 31, 2019 and 2018, the Company has no product warranty accrual given the Company’s de minimis historical financial warranty experience.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC Topic 740, “Income Taxes,” which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provisions of ASC 740-10-25-5, “Basic Recognition Threshold.” When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10-25-6, the benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 2 — Summary of Significant Accounting Policies (cont.)

evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for unrecognized tax benefits. As of December 31, 2019, tax years 2017 through 2019 remain open for IRS audit. The Company has received no notice of audit from the IRS for any of the open tax years.

The Company recognizes the benefit of a tax position when it is effectively settled. ASC 740-10-25-10, “Basic Recognition Threshold” provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. ASC 740-10-25-10 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority. For tax positions considered effectively settled, the Company recognizes the full amount of the tax benefit.

Research and Development Costs

The Company expenses research and development costs as incurred.

Shipping and Handling Charges

The Company incurs costs related to shipping and handling of its manufactured products. These costs are expensed as incurred as a component of cost of sales. Shipping and handling charges related to the receipt of raw materials are also incurred, which are recorded as a cost of the related inventory.

Note 3 — Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer in an amount that reflects the consideration that is expected to be received for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) — Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 until annual reporting periods beginning after December 15, 2017. Early adoption was permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment.

The Company adopted ASU 2014-09 effective January 1, 2019 using the full retrospective method. The Company’s assessment efforts included an evaluation of certain revenue contracts with customers. The Company’s adoption of ASU 2014-09 did not an impact on the results of operations or financial position; therefore, there was no adjustment to previously reported results.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The amendments in this update explicitly require a company’s management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. For both public and nonpublic entities, the

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 3 — Recently Adopted Accounting Pronouncements (cont.)

new standard is effective for annual periods ending after December 15, 2016 and for interim periods thereafter. The Company adopted ASU 2014-15 as of the required effective date. This guidance relates to footnote disclosure only, and its adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires deferred tax liabilities and assets to be classified as non-current on the consolidated balance sheet. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted ASU 2015-17 as of December 31, 2019 and reflected the adoption retrospectively to all periods presented, and its adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. The adoption of ASU 2016-18 had no impact on the Company’s financial consolidated position.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. For private entities, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those fiscal years, and early adoption is permitted. ASU 2016-02 initially required adoption using a modified retrospective approach, under which all years presented in the financial statements would be prepared under the revised guidance. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method under which financial statements may be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings in the period of adoption. The adoption of ASU 2016-02 will not have an impact on the Company’s consolidated financial statements since the leases are short term.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which removes, adds and modifies certain disclosure requirements for fair value measurements in Topic 820. The Company will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy as well as the valuation processes of Level 3 fair value measurements. However, the Company will be required to additionally disclose the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of assumptions used to develop significant unobservable inputs for Level 3 fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments relating to additional disclosure requirements will be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. All other amendments will be applied retrospectively to all periods presented upon their effective date. The adoption of ASU 2018-13 had no impact on the Company’s consolidated financial position.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 4 — Prepaid Expenses and Other Receivables

Prepaid Expenses and Other Receivables consisted of the following:

	December 31,
	2019	2018
Prepaid insurance	$6	$23
Other receivables	33	3
	$39	$26

Note 5 — Prepaid Inventory

As of December 31, 2019 and 2018, prepaid inventory were $2,864 and $2,812, respectively. The Company’s standard payment terms with suppliers require to make payments in advance of delivery of the Company’s products. The prepaid inventory are short-term, non-bearing interest that are applied to the purchase of products once it is delivered by the third party supplier.

Note 6 — Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2019	2018
Machinery	$251	$251
Furniture and fixture	11	—
Vehicles	16	39
Total property and equipment	278	290
Less accumulated depreciation	(91)	(31)

Property and Equipment, Net	$187	$259

Depreciation expense for 2019 and 2018 was $60 and $25, respectively.

Note 7 — Intangible Assets, net

The breakdown of intangible assets as of December 31, 2019 and 2018 was as follows:

	License	Domain	Total
December 31, 2018
Cost	$167	$3	$170
Accumulated amortization	—	1	1

Net	$167	$2	$169

December 31, 2019
Cost	$167	$3	$170
Accumulated amortization	—	2	2

Net	$167	$1	$168

Amortization expenses amounted to $1 and $1 for the years ended December 31, 2019 and 2018, respectively.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 8 — Accrued Expenses

Accrued expenses consisted of the following:

The major components of accrued expenses are summarized as follows:

	December 31,
	2019	2018
Customer deposit	$50	$50
Deferred revenue	28	7
Sales tax	248	172
Other accrued expense	68	16
Total accrued expenses	$394	$245

Note 9 — Advance from Customers

As of December 31, 2019 and 2018, advance from customers were $2,360 and $3,400, respectively. The Company’s standard payment terms require customers to make payments in advance of delivery of the Company’s products. Advance from customers are short-term, non-bearing interest that are applied to the sales price of the products once it is delivered.

Note 10 — Capital Structure

Equity

On November 16, 2018, the Company increased its authorized number of shares of common stock to 10,555,000 shares and to simultaneously declared a 1,000 for 1 stock split of its common shares.

On April 30, 2019, the Company entered into several agreements to issue 3,014,993 Series A Preferred Stock $0.001 par value at a purchase price of $2.61 per share. Simultaneously, the Company increased the authorized number of shares of common stock to 15,328,617 and authorized number of Series A Preferred Stock to 4,773,617. Holders of Series A Preferred Stock are entitled to receive dividend, if declared by the Company, prior to holders of Common Stock and in the amount equal to the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A original issue price, plus any dividend declare but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock.

As of December 31, 2019 and 2018, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 15,328,617 and 10,555,000 share of common stock $0.001 par value and 4,773,617 and 0 of Preferred A shares, $0.001 par value, respectively. As of December 31, 2019 and 2018, the Company had 9,538,746 and 9,500,000 shares of common stock and 3,014,993 and 0 of Preferred A shares, issued and outstanding respectively.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 10 — Capital Structure (cont.)

Convertible Notes

Series 1 KISS

On May 11, 2018, the Company issued Series 1 KISS notes for $500 (“KISS 1”). The KISS 1 has maturity date of 18 months from the date of issuance and shall:

a.      Be automatically converted to 500,000 Preferred Stock issued in the next equity financing; or

b.      At the election of KISS 1’s holder, be converted to 500,000 Common Stock or be paid $1,000 (two times the purchase price of KISS 1), upon the event of a (i) transaction to sell, transfer or dispose all or substantially all of the Company’s assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity, or (iii) liquidation of the Company; or

c.      Unless earlier converted to equity or repaid, be converted at the election of KISS1’s holder to 500,000 shares of a newly created series of the Company’s Series Seed Preferred Stock, at any time on or after the maturity of KISS 1.

Series 1 KISS do not bear any interest. On April 30, 2019, the KISS 1 note was converted to 500,000 Preferred A Stock as part of the Company’s Preferred A financing round.

Series 1.A KISS

During August 3, 2018 and September 14, 2018, the Company issued Series 1.A KISS notes for a total of $800 (“KISS 1.A”). The KISS 1.A has maturity date of 18 months from the date of issuance and shall:

a.      Be automatically converted to Preferred Stock issued in the next equity financing; or

b.      At the election of KISS 1.A’s holders, be converted to Common Stock or be paid $1,600 (two times the purchase price of KISS 1.A), upon the event of a (i) transaction to sell, transfer or dispose all or substantially all of the Company’s assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity, or (iii) liquidation of the Company; or

c.      Unless earlier converted to equity or repaid, be converted at the election of KISS1.A’s holders to shares, at any time on or after the maturity of KISS 1.

The conversion rate of KISS 1.A notes shall be calculated as the lower of (A) the product of (1) ninety percent (90%) and (2) the price paid per share for Preferred Stock by the investors in the next equity financing or (B) the quotient resulting from dividing (1) the valuation cap of $20,000 by (2) the fully-diluted capitalization immediately prior to the closing of the next equity financing.

Series 1.A KISS do not bear any interest and were converted to 442,199 Preferred A Stock on April 30, 2019 as part of the Company’s Preferred A financing round.

Stock Option Plan

During November 2018, TriGrow adopted its 2018 Stock Plan allowing the issuance of 1,055,000 shares.

The Company follows the provisions of ASC Topic 718, “Compensation — Stock Compensation.” ASC Topic 718 establishes standards surrounding the accounting for transactions in which an entity exchanges its equity instruments for goods or services. ASC Topic 718 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, such as options issued under the Company’s Stock Option Plans. The Company’s stock option compensation expense was $74 and $0 for the years ended December 31, 2019 and 2018, respectively, and there was $0 of total unrecognized compensation cost related to unvested options granted under the Company’s options plans as of December 31, 2019. All outstanding stock options were cancelled on December 31, 2019.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 10 — Capital Structure (cont.)

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. This model incorporates certain assumptions for inputs including a risk-free market interest rate, expected dividend yield of the underlying common stock, expected option life and expected volatility in the market value of the underlying common stock.

The following table summarizes the Company’s assumptions used in the valuation of options for the year ended December 31, 2019:

Volatility	45%
Risk-free interest rate	2.66%
Dividend yield	0%
Expected life (years)	10
Forfeiture rate	0%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options and warrants have characteristics different from those of its traded stock, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such stock options. The risk-free interest rate is based upon quoted market yields for United States Treasury debt securities with a term similar to the expected term. The expected dividend yield is based upon the Company’s history of having never issued a dividend and management’s current expectation of future action surrounding dividends. The Company calculates the expected volatility of the stock price based on the corresponding volatility of the Company’s peer group stock price for a period consistent with the underlying instrument’s expected term. The expected lives for such grants were based on the simplified method for employees and directors.

In arriving at stock-based compensation expense, the Company estimates the number of stock-based awards that will be forfeited due to employee turnover. The Company’s forfeiture assumption is based primarily on its turn-over historical experience. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment will be made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the Company’s financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment will be made to lower the estimated forfeiture rate, which will result in an increase to expense recognized in the Company’s financial statements. The expense the Company recognizes in future periods will be affected by changes in the estimated forfeiture rate and may differ significantly from amounts recognized in the current period.

The following table presents option activity under the Company’s stock option plans as of December 31, 2019 and changes during years than ended:

	Number of options	Weighted average exercise price	Aggregate Intrinsic value
Options outstanding at January 1, 2019	—	$—	$—
Granted	979,279	$0.01
Exercised	38,746	$0.01
Cancelled or expired	940,533	$0.01
Options outstanding at December 31, 2019	—	$—	$—
Options vested and exercisable as of December 31, 2019	—	$—
Weighted average fair value of options granted in 2019		0.20

The aggregate intrinsic value at December 31, 2019 was $196 as the Company’s stock price of $0.201 on grant date was higher than the exercise price of the stock options.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 11 — Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act decreased the U.S. corporate federal income tax rate from a maximum of 35% to a flat 21% effective January 1, 2018. The Act also includes a number of other provisions including, among others, the elimination of net operating loss carrybacks and limitations on the use of future losses, the repeal of the Alternative Minimum Tax regime and the repeal of the domestic production activities deduction. These provisions are not expected to have a material effect on the Corporation. Given the significant complexity of the Act and anticipated additional implementation guidance from the Internal Revenue Service, further implications of the Act may be identified in future periods.

As of December 31, 2018, the Company has incurred aggregate net operating losses of approximately $2,452. There was no Federal income tax expense for the years ended December 31, 2019 and 2018 due to the Company’s net losses. The Company has not yet filed its 2019 Federal and State tax returns. The net operating losses carry forward for United States income taxes, which may be available to reduce future years’ taxable income. Management believes that the realization of the benefits from these losses appears not more than likely due to the Company’s limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as necessary.

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company’s effective tax rate for financial statement purposes for the years ended December 31, 2019 and 2018:

	December 31,
	2019	2018
US Federal Statutory Tax Rate	21.00%	21.00%
State taxes	0.66%	0.66%
Change in valuation allowance	(21.66)%	(21.66)%
	0.00%	0.00%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2019 and 2018 are summarized as follows:

	December 31,
	2019	2018
Deferred Tax Asset:
Net operating loss carryforward	$1,172	$554
Fixed assets	(44)	(56)
Intangible assets	(3)	—
Deferred revenue	433	—
	1,558	498
Valuation allowance	(1,558)	(498)
Net deferred tax asset	$—	$—

The Company provided a valuation allowance equal to the deferred income tax asset for the year ended December 31, 2019 because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The increase in the allowance was $1,060 in fiscal 2019. As of December 31, 2019, the Company has not performed an IRC Section 382 study to determine the amount, if any, of its net operating losses that may be limited as a result of the ownership change percentages during 2019 and prior years. The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position. The Company’s 2017 through 2019 Corporate Income Tax Returns are subject to Internal Revenue Service examination.

TRIGROW SYSTEMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share amounts)

Note 12 — Employee Benefit Plan

The Company maintains an employee’s savings and retirement plan under Section 401(k) of the Internal Revenue Code. All full-time U.S. employees become eligible to participate in the plan. The Company’s contribution to the plan is discretionary and during years ended December 31, 2019 and 2018 the Company did not contributed to the plan.

Note 13 — Commitments and Contingencies Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

Note 14 — Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through June 5, 2020, the date which the consolidated financial statements were available to be issued, require potential adjustment to or disclosure in the consolidated financial statements. With the exception of the matters discussed below, there were no material subsequent events that required recognition or disclosure in these consolidated financial statements.

Acquisition of TriGrow Systems, Inc.

On January 22, 2020 the Company was acquired by Agrify Corporation, Inc. (“Agrify”), and became a wholly-owned subsidiary of the Agrify. The Company was a distributor of Agrify’s automated, micro-climate, precision controlled vertical farming units solution for indoor grows. In consideration of the Company’s shares, Agrify issued to the Company’s shareholders 942,028 shares of common stocks $0.001 par value.

Through and including               , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or membership.

___________ Shares

common stock

_________________________

PROSPECTUS

_________________________

Joint Book-Running Managers

Maxim Group LLC	Roth Capital Partners

[            ], 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee		$2,727.50
FINRA fees	$	[______]
Printing and engraving expenses	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

____________

*        To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the Nevada Revised Statutes, or NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our articles of incorporation provide the personal liability of our directors is eliminated to the fullest extent permitted under the NRS.

Section 78.7502 of the NRS permits a company to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 of the NRS requires a corporation to indemnify a director or officer that has been successful on the merits or otherwise in defense of any action or suit.  Section 78.7502 of the NRS precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses and requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer.

Section 78.751 of the NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. If so provided in the corporation’s articles of incorporation, bylaws, or other agreement, Section 78.751 of the NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of the NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws, or other agreement.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our bylaws implement the indemnification provisions permitted by Chapter 78 of the NRS by providing that we shall indemnify our directors and officers to the fullest extent permitted by the NRS against expense, liability, and loss reasonably incurred or suffered by them in connection with their service as an officer or director.  Our bylaws provide shall advance costs and expenses incurred with respect to any proceeding to which a person is made a party as a result of being a director or officer in advance of final disposition of such proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that such person is not entitled to indemnification. We may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities.

The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act:

In June 2019, the Company issued 2,040,000 shares of its common stock to 4D NXT Capital, LLC in consideration for services rendered to the Company, which shares were subsequently distributed from 4D NXT Capital, LLC to its members or related parties of its members.

In January 2020, the Company issued an aggregate of 942,028 shares of its common stock to the TriGrow shareholders in connection with the merger with TriGrow.

In January and April 2020, the Company issued an aggregate of 100,000 shares of the Company’s Series A Convertible Preferred Stock for an aggregate purchase price of $10,000,000, which shares shall convert into common stock upon the closing of this offering.

In December 2019, the Company issued stock options to its officers, directors and employees to purchase an aggregate of 779,990 shares of its common stock. In May 2020, the Company cancelled all the options that were granted in December 2019 in consideration of services provided to the Company.

In May 2020, the Company issued stock options to purchase an aggregate of 2,602,860 shares of its common stock to its officers, directors and employees in consideration for services provided, or to be provided, to the Company.

In July 2020, the Company issued stock options to purchase an aggregate of 333,940 shares of its common stock to its officers, directors and employees in consideration for services provided, or to be provided, to the Company.

In August 2020, the Company issued stock options to purchase an aggregate of 24,300 shares of its common stock to its officers, directors and employees in consideration for services provided, or to be provided, to the Company.

In October 2020, the Company issued stock options to purchase an aggregate of 2,436,838 shares of its common stock to its officers, directors and employees in consideration for services provided, or to be provided, to the Company.

Between August and December 2020, the Company issued convertible promissory notes in the aggregate principal amount of $12,500,000 and associated five year warrants to purchase an aggregate of 1,250,000 shares of common stock with an exercise price of $0.01 per share.

For each of the transactions referred to above, we relied upon an exemption from registration afforded by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, which exempt transactions by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
2.1	Agreement and Plan of Merger dated January 22, 2020 between the Company and TriGrow Systems, Inc.
3.1	Articles of Incorporation of the Registrant, as amended
3.2	Second Amended and Restated Certificate of Designations of the Series A Convertible Preferred Stock of the Registrant
3.3	Amended and Restated Bylaws of the Registrant*
4.1	Form of Common Stock Certificate*
4.2	Form of Underwriter Warrant*
4.3	Form of Warrant issued to Noteholders
5.1	Opinion of Loeb & Loeb LLP regarding legality*
10.1	Operating Agreement of Agrify-Valiant, LLC dated December 8, 2019
10.2	Distribution Agreement dated June 7, 2019 between the Company and Bluezone Products, Inc.±
10.3	Distribution Agreement dated March 9, 2020 between the Company and Enozo Technologies Inc.±
10.4	Purchase Agreement dated July 28, 2020 between the Company and 4D Bios Inc.±
10.5	Form of Employment Agreement of Raymond Chang
10.6	Form of Employment Agreement of Niv Krikov
10.7	Employment Agreement of Former Chief Technology Officer, Matthew Liotta
10.8	Separation Agreement dated August 5, 2020 between the Company and Matthew Liotta
10.9	Form of Employment Agreement of Robert Harrison
10.10	Form of Employment Agreement of Richard A. Stamm
10.11	Profits Interest Agreement dated January 21, 2020 between the Company and CCI Finance, LLC
10.12	Form of Registration Rights Agreement between the Company and the Series A Preferred stockholders
10.13	2020 Omnibus Equity Incentive Plan
10.14	Form of 2020 Note and Warrant Purchase Agreement
10.15	Form of 2020 Convertible Promissory Note
10.16	Intellectual Property Assignment and Transfer Agreement by and among the Company, Agrify Brands, LLC and The Holden Company effective as of January 1, 2020
10.17	Supply Agreement by and among the Company and Mack Molding Co. dated December 7, 2020±*
10.18	Amended and Restated Operating Agreement of Agrify Brands, LLC effective as of August 12, 2020
14.1	Code of Ethics of Agrify Corporation Applicable To Directors, Officers And Employees
21.1	Subsidiaries of the Registrant*
23.1	Consent of Marcum LLP, independent registered public accounting firm
23.2	Consent of Loeb & Loeb LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)

____________

*        To be filed by amendment.

±        Certain information has been omitted from this exhibit in reliance upon Item 601(b)(10) of Regulation S-K.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Burlington, Massachusetts, on December 22, 2020.

AGRIFY CORPORATION
By:	/s/ Raymond Chang
Name:	Raymond Chang
Title:	Chief Executive Officer (principal executive officer)

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Raymond Chang and Niv Krikov his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date
/s/ Raymond Chang	Chief Executive Officer and Director	December 22, 2020
Raymond Chang	(principal executive officer)
/s/ Niv Krikov	Chief Financial Officer	December 22, 2020
Niv Krikov	(principal financial and accounting officer)
/s/ Thomas Massie	Director	December 22, 2020
Thomas Massie
/s/ Guichao Hua	Director	December 22, 2020
Guichao Hua
/s/ Krishnan Varier	Director	December 22, 2020
Krishnan Varier
/s/ Timothy Oakes	Director	December 22, 2020
Timothy Oakes
/s/ Timothy Mahoney	Director	December 22, 2020
Timothy Mahoney